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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sun Hung Kai Properties

*CURRENT ADDRESS

PROCESSED

DEC 30 2002

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1255 FISCAL YEAR 6-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 12/16/02

SUN HUNG KAI PROPERTIES LIMITED


家

ANNUAL REPORT 2001/02



家 is the Chinese character for home. For the past 30 years, Sun Hung Kai Properties has been building 'Homes with Heart' for hundreds of thousands of Hong Kong people.

Cover Photos:

1 The Leighton Hill, Happy Valley
2 Park Island, Ma Wan
3 Yuen Long Town Lot 503
4 Two International Finance Centre, Central

1 2 3 4

CONTENTS

1984	• Shatin's New Town Plaza opens. Despite uncertainty over Hong Kong's reunification with China, SHKP is the first developer to make substantial investments in developing the New Territories.
1985	• Handover of residential/commercial Tai Po Centre in phases. • Tsuen Kam Centre in Tsuen Wan goes on sale.
1986	• First developer to include air conditioners with sale of Tsuen Wan's Tsuen King Gardens. • Establishment of Honour Securities Co. Ltd. • Takes interest in China Hotel in Guangzhou.
1989	• Opening of Royal Park Hotel in Shatin.
1990	• Work starts on Wanchai's Central Plaza, then the tallest building in Asia. • Founder Kwok Tak Seng passes away in October; the next generation of Kwoks take over the business.
1991	• Handover of Dynasty Court in Mid-Levels sets new benchmark for luxury apartments. • Opening of Tsuen Wan Plaza, Uptown Plaza Shopping Arcade in Tai Po and Metropolis Plaza in Sheung Shui. • Acquisition of Wilson Parking (Hong Kong) Ltd.
1992	• Completion of Wanchai's Central Plaza and Kwai Fong's Metroplaza in phases. The latter is the first grade-A office tower in the area.
1993	• Completion of Hillsborough Court in Mid-Levels and Sun Yuen Long Centre; handover of Yuen Long's Palm Springs begins in phases. • Inception of SmarTone, the first GSM mobile operator in Hong Kong.
1994	• Profits reach HK$10.3 billion; staff 10,000.


荃錦中心
新鴻基地產集團

THE SHKP CHRONOLOGY - 30 YEARS AT A GLANCE

1972
- Incorporated on 14th July, Sun Hung Kai Properties Ltd. goes public on 23rd August, with market capitalization of HK$400 million. Head office set up in the Hong Kong Chinese Building with about 30 employees.

1973
- Profits reach HK$51.4 million in the first year.
- Acquisition of the Hong Yip Service Co. Ltd.

1974
- Construction of the multi-tower residential Tsuen Wan Centre paves the way for subsequent large-scale estates.

1975
- Participates in the development of City One Shatin, Pokfulam Gardens and Elizabeth House in Wanchai.

1976
- Professional consultants review the company's administrative structure to streamline management.

1977
- Relocation of head office to Connaught Centre (now Jardine House) in Central. Number of employees reaches 600 and computerization of operations begins.
- Champion Building in Kowloon handed over.

1978
- Formation of Kai Shing Management Services Ltd.

1979
- Establishment of Sun Hung Kai Properties Insurance Ltd. and Glorious Concrete (HK) Ltd.

1981
- The Royal Garden opens.
- Acquisition of interest in Kowloon Motor Bus (1933) Ltd.
- Completion of Victoria Centre in Causeway Bay.

1982
- Head office moves to Sun Hung Kai Centre in Wanchai.

1983
- Handover of large-scale residential developments Sun Kwai Fong Gardens and Sun Kwai Hing Gardens in Kwai Chung.



HONG KONG IS OUR HOME

In July this year, the Group celebrated its 30th anniversary. Since its establishment, the Group has grown and prospered, despite ups and downs in the economic climate along the way, and it has maintained its faith in the territory's future throughout.

Over the years, the Group's investment focus has always been on Hong Kong. Its experience has shown that adversity can be overcome with determination and conviction, and the Group has followed this belief, helping to build the remarkable place that Hong Kong is today.

Looking to the future, the Group will use its strengths — a powerful brand name, highly capable management and dedicated team of staff — to maintain its position in today's highly-competitive market, tackling the challenges ahead with confidence.



Chairman & Chief Executive Walter Kwok (middle), and Vice Chairmen & Managing Directo

FINANCIAL HIGHLIGHTS

For the year ended 30th June	2002	2001	Change (%)
Turnover (HK$ million)	**25,373**	17,701	+43.3
Profit attributable to shareholders (HK$ million)	**8,519**	8,330	+2.3
Earnings per share (HK$)	**3.55**	3.47	+2.3
Total dividends per share (HK$)	**2.15** [1]	1.55	+38.7
Shareholders' funds per share (HK$)	**53.56**	53.48	+0.1
Gross rental income [2] (HK$ million)	**5,844**	5,877	-0.6
Net rental income [2] (HK$ million)	**4,432**	4,401	+0.7
Net debt to shareholders' funds ratio (%)	**15.6**	15.5	+0.1 [3]
Land bank (million square feet)	**50.4**	54.1	-6.8

Turnover


HK$ million
30,000
25,000
20,000
15,000
10,000
5,000
22,890
23,404
25,826
17,701
25,373
1998
1999
2000
2001
2002

Earnings and Dividends per Share


HK$
5
4
3
2
1
3.04
1.20
3.87
1.55
4.51
1.75
3.47
1.55
3.55
2.15 1
1998
1999
2000
2001
2002
Earnings per share
Dividends per share

Net Asset Value per Share*


HK$
60
50
40
30
20
10
48.15
45.45
51.56
53.48
53.56
1998
1999
2000
2001
2002

** Except for completed investment properties, hotels and marketable securities, which are stated at market value, all assets are at historical cost*

1 *Including special cash dividend of HK$0.60 per share for the Group's 30th anniversary*
2 *Including contributions from jointly-controlled entities and associates*

1999

- Completion of residential development Arcadia Shanghai and commercial building Central Plaza in Shanghai.
- Named Hong Kong's Best Managed Company of the Decade by Asiamoney and No. 1 Real Estate Developer for Quality of Service by World Architecture magazine.
- Kai Shing wins 1999 Hong Kong Eco-Business Gold Award (Green Office), and becomes first property management company in Hong Kong to receive ISO 9002 and ISO 14001 certification.

2000

- SHKP wins tender for Kowloon Station Development Packages 5, 6 & 7. Office tower of over 100 storeys scheduled for completion by 2007, forming Harbour Gateway with Two International Finance Centre above Hong Kong Station.
- Premium luxury apartments The Leighton Hill go on sale to high market acclaim.
- SUNeVision Holdings Limited, SHKP's technology flagship, listed on GEM.

2001

- Four Seasons Hotels and Resorts chosen to manage hotel in Two International Finance Centre.
- Ranked No. 1 among Hong Kong's best corporate web sites by Asiamoney.
- Both Yuen Long's The Parcville and Villa by the Park receive Excellent ratings from the Business Environment Council, under its Hong Kong Building Environmental Assessment Method. The Parcville is the first private residential estate in Hong Kong to receive this honour.
- Hong Yip wins Hong Kong Housing Authority Best Property Management Agent Award for the eighth consecutive year. Kai Shing receives ISO 19001 (2000) quality certification for properties under management.

2002

- Phase 1 of Park Island, large-scale residential project on Ma Wan, draws strong market interest and virtually all units sold out in about two weeks.
- The Leighton Hill in Happy Valley handed over; luxury apartments at 1 Po Shan Road in Mid-Levels to go on sale in second half.
- Named No.1 among Best Companies in Hong Kong and Best Property Companies in Asia by Euromoney.
- Hong Yip wins Certificate of Excellence in Hong Kong Management Association's 2002 Quality Awards, the first local property manager to win this distinction.
- Handover of Phase 2 of Oscar by the Sea in Tseung Kwan O. Latest infrared technology used to check external walls.
- Now 18,000 employees. Market capitalization of HK$110 billion at end of September.


www.shkp.com.hk

1995

- World Trade Centre shopping mall reopens in Causeway Bay after renovations.
- Handover of Shatin's Royal Ascot in phases.
- Establishment of SHKP Fund for the Elderly to help needy seniors.

1996

- SmarTone listed in Hong Kong.
- Completion of King's Park Villa luxury apartments in Kowloon.
- Launch of SHKP web site. SHKP Club established to promote two-way communication with customers.
- Property Liaison Team set up to check units before handover; becomes first developer to provide one-year guarantee on new properties.
- SHKP pioneers use of smart card systems in Woodland Crest in Sheung Shui.

1997

- Profits reach record high of HK$14.1 billion.
- Handover of 3 Repulse Bay Road in Island South and East Point City in Tseung Kwan O. East Point City shopping centre, Mongkok's Grand Century Place and Royal Plaza Hotel open.
- Handover of Glorious City Garden, upscale residential property in Guangzhou.
- Residents of East Point City in Tseung Kwan O are first to have online booking of clubhouse facilities.
- Kai Shing and Hong Yip win Hong Kong Housing Authority Best Managed Property Awards and all four Best Managed Home Ownership Scheme Estate Awards.

1998

- Acquisition of sites for The Leighton Hill in Happy Valley and Les Saisons in Shaukeiwan during financial turmoil demonstrates SHKP's confidence in Hong Kong.
- Completion of Airport Railway Hong Kong Station Development – One International Finance Centre. Construction of Two International Finance Centre begins.
- Completion of Phase 1 of Millennium City in Kowloon East.
- Route 3 (Country Park Section) and Airport Freight Forwarding Centre begin operations.
- Opening of Beijing's Sun Dong An Plaza, first completed redevelopment in Wangfujing.
- SHKP Club and Citibank introduce multifunction VISA card.
- SHKP begins annual donation of HK$1 million for academic excellence at Beijing's Tsinghua University.


新地會
SHKP CLUB
機場鐵路香港站物

CORPORATE AND SHAREHOLDERS' INFORMATION

CORPORATE INFORMATION

Directors

Kwok Ping-sheung, Walter
Chairman & Chief Executive
\# Lee Shau-kee
Vice Chairman
Kwok Ping-kwong, Thomas
Vice Chairman & Managing Director
Kwok Ping-luen, Raymond
Vice Chairman & Managing Director
* Chung Sze-yuen
* Woo Po-shing
* Fung Kwok-king, Victor
* Kwan Cheuk-yin, William
\# Lo Chiu-chun, Clement
\# Law King-wan
Chan Kai-ming
Chan Kui-yuen, Thomas
Kwong Chun
Wong Yick-kam, Michael
Wong Chik-wing, Mike
So Hing-woh, Victor
* Woo Ka-biu, Jackson (Alternate Director to Woo Po-shing)

\# *Non-Executive Director*
* *Independent Non-Executive Director*

Company Secretary

Lai Ho-kai, Ernest

Registered Office

45th Floor, Sun Hung Kai Centre
30 Harbour Road, Wanchai
Hong Kong
Telephone: (852) 2827 8111
Facsimile: (852) 2827 2862
Web site: www.shkp.com.hk
E-mail: shkp@shkp.com.hk

Auditors

Deloitte Touche Tohmatsu

Registrars

Computershare Hong Kong Investor Services Limited
Rooms 1712-6, Hopewell Centre
183 Queen's Road East
Hong Kong

Principal Bankers

Bank of China (Hong Kong) Limited
The Hongkong & Shanghai Banking Corporation Limited
Hang Seng Bank Limited
Sumitomo Mitsui Banking Corporation
Mizuho Corporate Bank, Ltd.
Industrial and Commercial Bank of China
The Bank of Toyko-Mitsubishi, Ltd
Standard Chartered Bank
UFJ Bank Limited
The Bank of East Asia, Limited

Solicitors

Woo, Kwan, Lee & Lo
Johnson, Stokes & Master
Winston Chu & Company

SHAREHOLDERS' CALENDAR

Register of Shareholders

Close of Register (both days inclusive)
28th November 2002 – 5th December 2002

Annual General Meeting

5th December 2002

Dividends (per share)

Interim Dividend	HK$0.55
Paid on	8th April 2002
Final Dividend	HK$1.00
Special Cash Dividend	HK$0.60
Payable on	6th December 2002

LISTING INFORMATION

Share Listing

The Company's shares are listed on The Stock Exchange of Hong Kong and are traded over the counter in the United States in the form of American Depositary Receipts.

Stock Code

The Stock Exchange of Hong Kong:	16
Bloomberg:	16 HK Equity
Reuters:	0016.HK
Trading Symbol for ADR:	SUHJY
CUSIP Number:	86676H302

INVESTOR RELATIONS CONTACT

Please direct enquiries to:
General Manager – Corporate Planning
Telephone: (852) 2828 7786
Facsimile: (852) 2827 0676
E-mail: ir@shkp.com.hk

CORPORATE STRUCTURE

As at 30th June 2002


Sun Hung Kai Properties*
Hong Kong
Mainland
Property Development
23.3 million sq.ft. under development
Over 21 million sq.ft. of agriculture land (site area)
Property Investment
19.3 million sq.ft. completed investment properties
7.8 million sq.ft. under development
Property Related Businesses
Hotels
Construction
Property Management
Financial Services
Insurance
Information Technology & Telecoms
Transportation, Infrastructure & Logistics
Kowloon
33.3%
River Trade Terminal
33%
RoadShow
25.6%
Asia Container Terminals
28.5%
Route 3 CPS
50%
Mid-Stream Operation
50%
Wilson Group
Logistics
Airport Freight Forwarding Centre
100%
Waste Management
35%
Property Development & Investment
0.6 million sq.ft. under development
1.8 million sq.ft. completed investment properties

* *Listed in Hong Kong*

CHAIRMAN'S STATEMENT

I am pleased to present my report to the shareholders.

RESULTS

The Group's profit after taxation and minority interests for the year ended 30th June 2002 was HK$8,519 million, an increase of two per cent compared with last year's profit of HK$8,330 million. Earnings per share for the year were HK$3.55, representing a two per cent increase compared with HK$3.47 for the previous year.

DIVIDENDS

The Directors have recommended the payment of a final dividend of HK$1.00 per share for the year ended 30th June 2002. Together with the interim dividend of HK$0.55 per share, the dividend for the year will be HK$1.55 per share, the same as in the previous year. To celebrate the Group's 30th anniversary, the Directors have also recommended the payment of a special cash dividend of HK$0.60 per share, making the total dividend for the year HK$2.15 per share.

REVIEW

Sales

During the year ended 30th June 2002, the Group sold and pre-sold properties amounting to HK$15,151 million in attributable terms. The corresponding figure for the previous year was HK$19,641 million, which included proceeds from the sale of The Leighton Hill in Happy Valley. Major residential projects sold during the year include Villa by the Park in Yuen Long, Park Central in Tseung Kwan O and Liberté in Cheung Sha Wan. Property sales since July this year have exceeded HK$6,300 million. This encouraging figure is due mainly to the overwhelming success of Park Island on Ma Wan.



Flats in Park Island, Ma Wan, emphasize good design, spacious layouts and top-quality materials.



The unique lifestyle in Park Island appeals to a new generation of flat owners. The more than 2,500 units offered virtually sold out in a two-week period.



The design of The Leighton Hill in Happy Valley blends luxury and quality. The project was handed over in September 2002.

During the year under review, the Group completed the following 11 projects containing 4.6 million square feet of attributable gross floor area:

Project	Location	Usage	Group's Interest (%)	Attributable Gross Floor Area (square feet)
Oscar by the Sea Phase 2	8 Pung Loi Road, Tseung Kwan O	Residential	Joint venture	1,004,000
The Leighton Hill	Inland Lot 8882, Happy Valley	Residential	100	898,000
The Parcville	33 Yuen Long Kau Hui Road, Yuen Long	Residential	66.7	664,000
Ocean Shores Phase 2	88 O King Road, Tseung Kwan O	Residential	49	574,000
Prima Villa	8 Chui Yan Street, Shatin	Residential	100	511,000
The Belcher's Phase 2	89 Pok Fu Lam Road, western Mid-Levels	Residential	29	386,000
Les Saisons	28 Tai On Street, Shaukeiwan	Residential	30	222,000
Seaview Crescent	Tung Chung Town Lot 3	Residential/Shops	20	243,000
1 Lion Rock Road	1 Lion Rock Road, Kowloon	Residential/Shops	100	26,000
Millennium Trade Centre	56 Kwai Cheong Road, Kwai Chung	Office	100	80,000
7 Minden Avenue	7 Minden Avenue, Kowloon	Office	100	29,000
Total				**4,637,000**

About 90 per cent of the residential units completed during the year have been sold, while the Millennium Trade Centre in Kwai Chung is being kept for rental.

Land Bank

During the year, the Group added a residential site in Tin Ping Shan, Sheung Shui, to its land bank through land use conversion, with a total gross floor area of 537,000 square feet.

The Group's land bank in Hong Kong amounts to 50.4 million square feet, consisting of 19.3 million square feet of completed investment properties and 31.1 million square feet of properties under development.

The Group adds to its land bank when appropriate opportunities arise. In November 2001, the Group agreed with the government on land premiums of HK$2,100 million for seven sites. The Group also owns over 21 million square feet of agricultural land in the New Territories, mainly located along existing or planned railway lines. The majority of this is in the process of land use conversion, primarily for residential use.



The Group enhances its premium-quality, large-scale residential developments with comprehensive clubhouse facilities.

Property Development

So far in 2002, activity in the primary residential market is greater than in the corresponding period last year, notwithstanding sluggish macro-economic conditions in Hong Kong and recent stock market volatility. Homebuyers now are genuine end-users, and the majority are first-time buyers.

The affordability of apartments for the average local family is the strongest ever, and property prices are now back to the level of 1991. This fact, coupled with abundant mortgage financing and record low mortgage interest rates, means that people find it more economical to buy flats than to rent.

The government's housing policy is now more market-driven, allowing greater room for the private sector to meet the demand. The government's recent message concerning housing is clear and positive. These factors are not only conducive to healthy development in the housing market, but also boost homebuyers' confidence in property ownership over the long term. The Group will continue to produce a high volume of residential developments for sale.

Customer satisfaction has always been one of the Group's primary aims, and it enhances its premium-quality, large-scale residential developments with comprehensive clubhouse facilities. The Group offers customers a wider range of flat sizes to choose from in order to suit changing preferences, although the emphasis is on small and medium units.

In spite of a difficult operating environment, the Group's property sales were encouraging. The sale of Park Island Phase 1 saw an overwhelming response in August 2002, and virtually all of Phase 1, comprising over 2,500 units, sold in a two-week period. This remarkable showing reflects the Group's strong branding and commitment to premium-quality developments.

The Group offers products and customer service of the highest quality and a comprehensive lifestyle to satisfy residents. It is dedicated to building properties with better designs, more efficient layouts and premium quality in construction and finishes, all the while maintaining strict cost controls. The Group recently launched a corporate branding campaign aimed at the younger generation of new homebuyers, on the theme 'Building Homes with Our Heart'. The response to date has been positive.

In the coming financial year, the Group expects to complete 6.2 million square feet of gross floor area in attributable terms, compared to 4.6 million square feet in the 2001/02 financial year, as follows:

	Attributable Gross Floor Area (million square feet)			
	Residential	**Shopping Centre**	**Office**	**Total**
For sale	4.7	–	0.1	4.8
For investment	–	0.5	0.9	1.4
Total	**4.7**	**0.5**	**1.0**	**6.2**



The Group's properties feature beautiful landscaping.

Property Investment

Gross rental income during the year, including the Group's share of joint-venture projects, was HK$5,844 million, compared to HK$5,877 million last year. Net rental income grew to HK$4,432 million from HK$4,401 million, and the slight rise in operating margin was due mainly to better efficiency and cost controls. Despite a slowdown in leasing, occupancy of the Group's investment properties remains satisfactory at 92 per cent.

Although consumer spending remains slow, the Group's retail property portfolio performed satisfactorily, since the malls are located primarily in new towns, supplying daily necessities to their customers. Closer links between Hong Kong and the Mainland will encourage two-way traffic across the border, and the Group's retail portfolio is likely to benefit from this since the majority of the shopping centres are located along the railway network.

The Group upgrades its shopping centres regularly with renovations and adjustments to tenant mix, to increase the flow of shoppers and create value for tenants. It also organizes regular marketing and promotional activities in its malls to improve business and attract shoppers. Renovations to Metroplaza in Kwai Fong finished recently, in line with the Group's shopping mall strategy. The mall now has a better layout and utilization of space, and is virtually fully let at higher rents. Renovations to New Town Plaza in Shatin are being planned to strengthen its branding and enhance rental value.



Two IFC will be a new Central landmark on the Victoria Harbour shoreline.

Two International Finance Centre (Two IFC) is being built above Hong Kong Station on the Airport Railway. It consists of an 88-storey office tower, retail space, two hotel blocks and ample car parking spaces. Construction is proceeding in phases and going well. Completion of the office tower is scheduled for mid-2003. With interactive technology, superb office facilities and a world-renowned, six-star Four Seasons hotel, Two IFC will be a new Central landmark on the Victoria Harbour shoreline. The Group has a 47.5 per cent interest in the entire development, which is scheduled for completion towards the end of 2004.

Kowloon Station Development Packages 3, 5, 6 and 7 are situated in a future commercial and cultural centre of Hong Kong, and will include residential units, an office building of over 100 storeys, retail space and hotel complexes. Incorporating the latest technology and ultra-modern design and facilities, the development will be a new landmark for the territory. Foundation work has already begun. The development includes two million square feet of residential space, which is scheduled for presale in the second half of 2003. The whole development will be completed in phases over the next five years.



Millennium City, a key office/commercial development by the Group in eastern Kowloon, has transformed the area into a commercial hub.

The Group's Millennium City development in Kwun Tong has transformed Kowloon East into one of the territory's major commercial hubs. Following the success of the first two phases, pre-leasing of the Phase 3 office space has just begun. Phase 5 is the single largest component of Millennium City, comprising office premises and a regional shopping centre of about 600,000 square feet. Foundation work has already started, and the project is scheduled for completion by the end of 2004. The Group sold 407,000 square feet, part of the Phase 5 office space, to a major local bank recently, and this prestigious occupant will help to increase the development's attractiveness in terms of leasing value. The Group intends to keep the remaining space in Phase 5 as a long-term investment.



Kowloon Station Development Packages 5, 6 and 7 incorporate the latest technology and ultra-modern design and facilities.

Low demand for office space exerted pressure on rents during the year. However, a revival in office demand is likely as global financial markets recover. The opening up of the Mainland market will bring more business and opportunities to Hong Kong. With Hong Kong's role as an international centre for finance, commerce, trade and tourism, demand for high-quality office buildings, as well as residential and retail properties, is expected to rise over the medium to long term.

The Group recently sold its 25 per cent interest in two commercial complexes in the New Territories, and it will consider selling other non-core rental properties to enhance asset turnover and returns. The Group maintains an optimal tenant mix in its portfolio and strives to raise customer and tenant service, aiming to become the landlord of first choice. The Group is confident that its well-diversified, superior rental portfolio will continue to generate solid recurrent income.

Information Technology and Telecommunications

SUNeVision

During the period under review, SUNeVision turned a significant corner, shrinking losses through a decisive company-wide restructuring to reduce costs further and improve efficiency. The restructuring included the closure of unprofitable business units, making sufficient provisions on venture capital investments and reducing operating costs, while at the same time, reallocating resources and streamlining management structures. iAdvantage's data centres have performed satisfactorily, and further improvements are expected from new leasing commitments.

SUNeVision remains financially strong, with approximately HK$1,800 million in cash and interest-bearing securities. SUNeVision's restored fundamentals, revenue-centred strategy and financial strength equip it well for future growth. The company's existing operations will continue to drive business expansion, and tight cost controls will remain in place. SUNeVision will also pursue new technology-related businesses at the appropriate time, to complement its current core operations.



SmarTone returned to profitability in FY2001/02 due to a revitalized focus on its core mobile business.

SmarTone

The year under review marked SmarTone's return to profitability despite a difficult operating environment. Net profit for the year amounted to HK$115 million, recovering sharply from a net loss of HK$284 million in the previous year. This improved performance is a result of the company's revitalized focus on its core mobile business and the reorganization of its activities in line with three key business principles: customer orientation, effectiveness and efficiency.

SmarTone has made significant investments to upgrade all areas of its core mobile business. The company will continue to introduce compelling data-centric services, which will be the key drivers for its future growth. SmarTone is ready for the commercial rollout of its 3G network, which will become critical when capacity demand from wide take-up of data-centric services occurs. The Group is confident in SmarTone's future prospects and committed to holding its stake as a long-term strategic investment.

Transportation and Infrastructure

Kowloon Motor Bus

The Kowloon Motor Bus (KMB) recorded strong earnings growth for 2001, reflecting the company's ability to re-deploy resources efficiently under weakened economic conditions. The company will continue to upgrade its bus fleet and introduce environmental-protection measures, as well as provide value-added information facilities, to increase productivity and further improve the quality and reliability of service to its customers. KMB extended its integrated bus network through bus-to-bus interchange schemes, providing more convenient service to passengers and enabling better utilization of resources. The company also relocated its bus depot from Lai Chi Kok to a newly-completed facility on the West Kowloon reclamation in May 2002. Redevelopment of the former site into a residential complex is planned for completion in 2005. KMB will continue to explore business opportunities in public transport, both in Hong Kong and on the Mainland. RoadShow Holdings, the listed subsidiary of KMB, continues to focus on outdoor media sales and is striving to enrich the information and programming in its multi-media on-board service.



KMB continues to increase productivity and improve the quality and reliability of service to its customers.

Other Infrastructure

The Wilson Group performed well, expanding its car park and transport infrastructure management businesses, while streamlining operating costs. Route 3 (Country Park Section) recorded steady traffic flow during the year.

The River Trade Terminal in Tuen Mun and Airport Freight Forwarding Centre are operating smoothly. Construction of two berths for Asia Container Terminals at Container Terminal 9 is progressing in phases, and completion is expected by mid-2004.

All the Group's infrastructure projects are in Hong Kong and will provide solid returns over the long term.

Hotels

With increasing visitor arrivals, the Group's three hotels recorded satisfactory results during the year. Average occupancy remained high: at 86 per cent for the Royal Garden, 87 per cent for the Royal Park and 85 per cent for the Royal Plaza, all above average industry performance.

The government's efforts to promote Hong Kong as a regional tourism hub and expedite procedures for visitors from the Mainland will continue to boost arrivals. Business travellers to Hong Kong are expected to grow in number over time, because of the increased commercial activity anticipated with China's membership in the World Trade Organization (WTO), and in the longer term, the Beijing Olympics. The Group plans to develop six-star hotels, strategically located above the Hong Kong and Kowloon stations on the Airport Railway, to exploit these new business opportunities.



Sun Dong An Plaza in Beijing is a Wangfujing landmark, attracting 200,000 shoppers each weekend.

Mainland Business

China's economy has performed well so far in 2002, and the inflow of foreign direct investment has remained steady. Entry to the WTO has opened China further to foreign investment. This, together with accelerated economic reform, will help drive economic development to a new level.

The Group's property investment portfolio on the Mainland also performed satisfactorily during the year. Sun Dong An Plaza in Beijing was over 96 per cent let, and Shanghai Central Plaza was 94 per cent occupied. With China's promising economic prospects, particularly since its entry to the WTO, the Group has been more active in exploring investment opportunities there.

Corporate Finance

The Group will maintain its conservative financial policy, with high liquidity and low financial leverage. Its net debt to shareholders' funds ratio was 15.6 per cent as at 30th June 2002, and all of its credit facilities are unsecured. The Group has substantial committed undrawn facilities on standby for future business expansion, and its exposure to foreign currency risk is negligible, given that almost all of its borrowings are denominated in Hong Kong dollars. The Group has not taken any speculative positions in derivatives, and it has no off-balance-sheet or contingent liabilities, other than borrowings of joint-venture companies.

In addition, the Group continues to lengthen its debt maturity profile in line with long-term investment needs, and is exploring opportunities to diversify its funding base. During the year, the Group arranged two seven-year, HK$7,500 million syndicated loan facilities to refinance short-tem debt. It also issued fixed-rate notes with maturities up to ten years under its Euro Medium-Term Note programme, to extend its debt maturity further and diversify sources of funding. In the current low interest rate environment, the Group will source long-term financing at competitive rates, as and when appropriate.

Corporate Governance

The Group is committed to the highest standard of corporate governance and determined to ensure that its shareholders benefit from scrupulous adherence to the principles of governance in every aspect of its business. The Group continually strives to maintain a high level of transparency, has established accountability mechanisms and makes improvements wherever possible, all with the full support of the board and management. It also views well-developed reporting systems and internal controls as essential to ensuring the accuracy and reliability of the financial information that it uses internally and releases to the public. As part of this dedication to good corporate governance, the Group discloses information promptly and practises transparent reporting, to build confidence among investors and facilitate their understanding of the Group's affairs.

Customer Service, Human Resources and Environmental Protection

High-quality customer service is paramount for the Group, and it devotes considerable effort to achieving this goal. Various new initiatives have been put in place to streamline new property handover procedures and ensure high standards of quality. The Group's property management companies regularly win awards for their levels of service, estate cleanliness and environmental awareness. They also run recycling programmes for a cleaner, greener Hong Kong and provide a wide range of after-sales service.



High-quality customer service is paramount for the Group and staff are trained to deliver the best.

The Group believes that people are one of its greatest assets, and it places significant emphasis on recruiting high-calibre staff and offering them ongoing training and development. Staff members are encouraged to practise life-long learning, and the Group strives to instil its staff with a positive attitude towards personal and professional growth. The Group also fosters a strong sense of teamwork as part of its corporate culture.

In addition to the day-to-day interaction between front-line staff and customers, the Group's senior management also makes periodic home visits to strengthen two-way communication with homeowners.

Membership in the SHKP Club is growing, currently standing at over 160,000. Members enjoy a wide range of special privileges related to the Group's shopping centres and residential properties for sale.

PROSPECTS

Mainland China is expected to grow impressively, and with Hong Kong's strategic location, the territory should be able to take full advantage of this expansion. China's membership in the WTO will open its domestic markets further and speed up economic development, offering enormous business and investment opportunities.

Hong Kong is facing significant economic hurdles and restructuring itself as a knowledge-based economy. Nonetheless, with the unique strengths and advantages it has built and greater economic integration with the fast-growing Pearl River Delta, Hong Kong should be able to overcome the challenges ahead and achieve sustainable future growth.

Over the short term, Hong Kong faces a difficult economic environment because of slower growth worldwide and the fact that the US and European economies have weakened. But while unemployment and deflation still weigh on local investor and consumer confidence, the remarkable upswing in Mainland tourists and improved merchandise exports should offer a ray of optimism.



1 Ho Man Tin Hill sets a new standard for luxury property in Kowloon.

The current low interest rate environment, strong apartment affordability and a pro-market government housing policy should continue to underpin the demand for private developments. Supply is expected to conform better to demand, pointing to a relatively healthier market ahead. The Hong Kong government's population policy, to be released within the next few months, should offer positive news for the territory's economy and private housing market.

Given that Hong Kong people generally have a desire to better their living environments, there is a solid long-term demand. This, coupled with a pro-market government policy, means the Group remains cautiously optimistic about prospects for local residential property, and it believes that the market is likely to remain active in the coming year. The Group will keep producing a high volume of residential units for sale and strengthen its rental income base with new landmark investment properties. To bolster property sales and values, it will continue efforts to ensure that its products meet the finest quality standards and reinforce its brand name. With its strong financial position and long-term growth strategy, the Group will add to its development land bank when appropriate. To optimize its rental portfolio and enhance returns, the Group will also continue to dispose of some non-core rental properties in the future.

Although the Group will still focus on its core business in Hong Kong, it will also look for opportunities in Mainland property, mainly in four major cities: Beijing, Shanghai, Guangzhou and Shenzhen. Building on its brand name and Hong Kong expertise, the Group will be able to exploit new business opportunities in China over time.

In July this year, Sun Hung Kai Properties celebrated the 30th anniversary of its founding by the first Chairman, my father Kwok Tak Seng. The late Mr. Kwok always kept his faith in Hong Kong, and over the past 30 years, the Group has grown and prospered with the territory, weathering many storms along the way. Throughout the years, the Group maintained its investment focus on Hong Kong, helping to build the remarkable city that it is today. Experience has shown that with determination and conviction, the Group can overcome adversity and emerge even stronger than before. This faith has served the Group well, and enabled it to grow into one of the territory's foremost property companies. The Group will use its strengths – a powerful brand name, experienced and capable management team and high-calibre staff – to maintain its advantages in today's highly competitive market. Looking to the future, the Group is ready to tackle the challenges ahead with confidence.

Forthcoming pre-sales and steady rental income will reinforce the Group's financial position further. Major residential projects slated for pre-sale in the next six months include Sham Wan Towers in Ap Lei Chau, 1 Po Shan Road in Mid-Levels, 1 Ho Man Tin Hill and 18 Farm Road in Kowloon and Yuen Long Town Lot 503.

About 70 per cent of the residential properties to be completed in the coming financial year have been pre-sold, and barring unforeseen circumstances, the Group's results for the coming year should be satisfactory.

Finally, I would like to take this opportunity to express my gratitude to my fellow directors for their guidance, and to all the staff for their dedication and hard work.


th Anniversary
以心建
新鴻基地
Sun Hung Kai Proper

Celebrating the Group's 30th anniversary, Chairman and Chief Executive Walter Kwok affirms the Group's confidence in Hong Kong.

Kwok Ping-sheung, Walter
Chairman & Chief Executive

Hong Kong, 26th September 2002





REVIEW OF OPERATIONS

REVIEW OF OPERATIONS – LAND BANK

Composition of the Group's Land Bank in Hong Kong

– 50.4 million square feet in attributable gross floor area


62%
Properties under development
31.1 million sq.ft.
50.4 million square feet
38%
Completed investment properties
19.3 million sq.ft.
64%
Residential
16%
Office
9%
Industrial/Office
6%
Shopping Centre
5%
Hotel
BY USAGE
BY LOCATION
52%
New Territories
39%
Kowloon
9%
Hong Kong Island
40%
Shopping Centre
30%
Office
20%
Industrial/Office
5%
Hotel
5%
Residential
BY USAGE
BY LOCATION
47%
New Territories
27%
Kowloon
26%
Hong Kong Island

The Group's land bank in Hong Kong amounts to 50.4 million square feet in attributable terms. One new site in Tin Ping Shan, Sheung Shui was added to the land bank through land use conversion during the year. The 173,000 square-foot site will be developed into 537,000 square feet of residential premises. The Group reached an agreement with the government to pay land premiums of HK$2.1 billion for seven sites in November last year.

The current land bank is sufficient for development needs over the next five years, and the Group will continue to replenish it when appropriate. The Group has 31.1 million square feet of properties under development. About 23.3 million square feet of these will be sold, while the remaining 7.8 million square feet will be added to the Group's completed investment property portfolio, which now stands at 19.3 million square feet.

In addition, the Group has over 21 million square feet of agricultural land, in terms of site area, located in various parts of the New Territories. Most of these sites are in the process of land use conversion, principally for residential development.

The Group's land bank is well diversified in terms of usage and location. About 15 per cent of the Group's total land bank is on Hong Kong Island and 35 per cent in Kowloon, while the remaining 50 per cent is spread throughout various new towns in the New Territories.

About 64 per cent of the properties under development are residential; mainly large-scale estates with predominantly small-to-medium-sized units for sale.

The Group aims to build ideal homes for its customers and is always adopting new measures to raise product quality, customer service and property management standards further. This strong commitment to quality and excellence has created a strong brand name over the years that adds to the Group's competitiveness.

The Group's land bank on the Mainland is described under Mainland Business on page 60. Its land bank in Hong Kong, in attributable gross floor area by status and usage, is as follows:

Status and Usage

	Attributable Gross Floor Area (million square feet)					
	Residential	**Shopping Centre**	**Office**	**Hotel**	**Industrial/ Office***	**Total**
Development for sale	20.0	–	0.6	–	2.7	23.3
Development for investment	–	1.7	4.5	1.6	–	7.8
Completed investment properties	1.0	7.7	5.9	0.9	3.8	19.3
Total	**21.0**	**9.4**	**11.0**	**2.5**	**6.5**	**50.4**

* *Industrial/office properties include godowns.*

The Group's land bank in Hong Kong, in attributable gross floor area by status and location, is as follows:

Status and Location

	Attributable Gross Floor Area (million square feet)			
	Hong Kong Island	**Kowloon**	**New Territories**	**Total**
Development for sale	1.2	6.6	15.5	23.3
Development for investment	1.6	5.6	0.6	7.8
Completed investment properties	5.0	5.2	9.1	19.3
Total	**7.8**	**17.4**	**25.2**	**50.4**





PROPERTY DEVELOPMENT

The Group offers products and customer service of the highest quality and a comprehensive lifestyle to satisfy residents. It is dedicated to building properties with better designs, more efficient layouts and premium quality in construction and finishes.

The Leighton Hill, Happy Valley

REVIEW OF OPERATIONS - PROPERTY DEVELOPMENT



With classic columns and marble finishes, The Leighton Hill represents a new generation of luxury living in Hong Kong.

PROPERTY SALES

Properties sold and presold by the Group in the year ended 30th June 2002 amounted to HK$15,151 million in attributable terms. The figure for last year was HK$19,641 million, which included proceeds from the sale of The Leighton Hill in Happy Valley. Major residential projects sold during the year under review included Villa by the Park in Yuen Long, Park Central in Tseung Kwan O and Liberté in Cheung Sha Wan.

PROJECT COMPLETION SCHEDULE

During the year ended 30th June 2002, the Group completed a total of 11 projects with an aggregate attributable gross floor area of 4.6 million square feet, comprising mainly residential properties. About 90 per cent of the residential properties for sale completed during the year have been sold. Millennium Trade Centre in Kwai Chung is being kept for long-term rental.

The Group expects to complete another ten projects in the financial year 2002/03, with an aggregate attributable gross floor area of 6.2 million square feet. The increase in completed gross floor area is due to higher completion level of office and retail space.



Liberté in Cheung Sha Wan is popular because of its top-quality design and first-class materials. It also offers residents twin clubhouses.

Projects to be Completed in FY2002/03

Location	Project Name
Ma Wan Development	Park Island Phase 1
Tseung Kwan O Town Lots 57 & 66	Park Central
88 O King Road, Tseung Kwan O	Ocean Shores Phase 3A
Tuen Mun Town Lot 374	Aegean Coast
Shui Pin Wai, Yuen Long	Villa by the Park
1 Ho Man Tin Hill Road, Kowloon	1 Ho Man Tin Hill
1 & 3 Po Shan Road, Mid-Levels	1 Po Shan Road
71 Mount Kellett Road, The Peak	71 Mount Kellett Road
Airport Railway Hong Kong Station Development	Two International Finance Centre
370 Kwun Tong Road	Millennium City Phase 3
Year Total	

Projects completed in financial year 2001/02 are summarized by usage and by status as follows, details of which are listed in the Chairman's Statement on page 11.

Projects Completed in FY2001/02

	Attributable Gross Floor Area (million square feet)			
	Residential	**Shopping Centre**	**Office**	**Total**
For sale	4.5	*	*	4.5
For investment	–	*	0.1	0.1
Total	**4.5**	*	**0.1**	**4.6**

* *Less than 0.1 million square feet*

Projects to be completed in financial year 2002/03 and details are listed below:

Projects to be Completed in FY2002/03

	Attributable Gross Floor Area (million square feet)			
	Residential	**Shopping Centre**	**Office**	**Total**
For sale	4.7	–	0.1	4.8
For investment	–	0.5	0.9	1.4
Total	**4.7**	**0.5**	**1.0**	**6.2**

	Attributable Gross Floor Area (square feet)			
Group's Interest (%)	**Residential**	**Shopping Centre**	**Office**	**Total**
Joint venture	1,765,000	86,100	–	1,851,100
57.52/25	1,397,500	195,500	–	1,593,000
49	497,000	10,500	–	507,500
25	306,500	5,500	–	312,000
100	439,500	–	–	439,500
Joint venture	158,000	–	–	158,000
60	72,000	–	–	72,000
100	14,000	–	–	14,000
47.5	–	242,000	927,000	1,169,000
70	–	–	108,000	108,000
	4,649,500	**539,600**	**1,035,000**	**6,224,100**

Details of projects to be completed in financial year 2003/04 and beyond are listed below:

Projects to be Completed in FY2003/04

Location	Project Name	Group's Interest (%)	Residential
Yuen Long Town Lot 503	–	100	1,180,000
Ma Wan Development	Park Island Phase 2	Joint venture	998,000
Tuen Mun Town Lot 399	–	100	375,000
Yunnan Lane, Yau Ma Tei	–	Joint venture	344,000
Tin Shui Wai Town Lot 27	–	40	321,000
8, 12 & 16 Severn Road, The Peak	–	100	59,000
88 O King Road, Tseung Kwan O	Ocean Shores Phase 3B	49	289,000
New Kowloon Inland Lot 6328, Cheung Sha Wan	Liberté	35.44	541,000
Ap Lei Chau Inland Lot 128	Sham Wan Towers	100	454,000
18 Farm Road, Kowloon	–	100	223,000
Airport Railway Hong Kong Station Development	Two International Finance Centre	47.5	–
Year Total			**4,784,000**

Major Projects to be Completed in FY2004/05 and beyond

Location	Group's Interest (%)	Residential
Ma Wan Development – Park Island Phase 3	Joint venture	901,000
Tsuen Wan Town Lot 373 (formerly Tsuen Wan Town Lots 77 & 89)	100	1,113,000
Airport Railway Olympic Station Development Package 3	Joint venture	1,110,000
Airport Railway Kowloon Station Development Package 3	Joint venture	1,076,000
To Fung Shan Phases 2, 3 & 4, Shatin	100	744,000
Kwu Tung Phases 2 & 3, Sheung Shui	100	603,500
Tin Ping Shan, Sheung Shui	100	537,000
Ngau Tam Mei, Yuen Long	100	383,000
New Kowloon Inland Lot 6275, Cheung Sha Wan	50	648,000
Yuen Long Town Lot 504	100	1,454,000
New Kowloon Marine Lot 3, Lai Chi Kok	33.3	350,000
Airport Railway Kowloon Station Development Packages 5, 6, & 7	Joint venture	1,009,000
418 Kwun Tong Road – Millennium City Phase 5	100	–
392 Kwun Tong Road	100	–
Total		**9,928,500**

Attributable Gross Floor Area (square feet)

Shopping Centre	Hotel	Total
–	–	1,180,000
–	–	998,000
–	–	375,000
–	–	344,000
–	–	321,000
–	–	59,000
–	–	289,000
21,000	–	562,000
16,000	–	470,000
45,000	–	268,000
–	523,000	523,000
82,000	**523,000**	**5,389,000**



Residents of Ocean Shores, Tseung Kwan O, have easy access to various parts of the territory with the opening of the MTR extension in August 2002.

Attributable Gross Floor Area (square feet)

Shopping Centre	Office	Hotel	Total
–	–	–	901,000
–	–	–	1,113,000
–	–	–	1,110,000
–	–	–	1,076,000
–	–	–	744,000
–	–	–	603,500
–	–	–	537,000
–	–	–	383,000
77,000	–	–	725,000
249,000	–	–	1,703,000
18,000	–	–	368,000
171,000	2,495,000	1,023,000	4,698,000
575,000	707,000	–	1,282,000
–	360,000	–	360,000
1,090,000	**3,562,000**	**1,023,000**	**15,603,500**



Villa by the Park in Yuen Long attracted strong interest when put on the market last year.

Major Projects Under Development

No.	Project	Residential	Shopping Centre	Office	Industrial/Office	Hotel
1	Park Central	■	■			
2	Ocean Shores Phase 3	■	■			
3	To Fung Shan Phases 2, 3 & 4	■				
4	Tin Ping Shan	■				
5	Kwu Tung	■				
6	Shek Wu Wai	■				
7	Ngau Tam Mei	■				
8	Tin Shui Wai Town Lot 27	■				
9	Yuen Long Town Lot 503	■				
10	Yuen Long Town Lot 504	■	■			
11	Villa by the Park	■				
12	Tuen Mun Town Lot 399	■				
13	Aegean Coast	■	■			
14	Park Island	■	■			
15	Tsuen Wan Town Lot 373	■				
16	New Kowloon Marine Lot 3	■	■			
17	Liberté	■	■			
18	New Kowloon Inland Lot 6275	■	■			
19	Airport Railway Olympic Station Development Package 3	■				
20	1 Ho Man Tin Hill	■				
21	18 Farm Road	■	■			
22	Yunnan Lane	■				
23	Airport Railway Kowloon Station Development Package 3	■				
24	Airport Railway Kowloon Station Development Packages 5, 6 & 7	■	■	□		■
25	Sham Wan Towers	■	■			
26	Ap Lei Chau Inland Lot 129	■				
27	Two International Finance Centre		■	□		■
28	Millennium City Phase 5		■	□		
29	392 Kwun Tong Road			□		
30	20-22 Siu Lek Yuen Road				■	
31	12-23 Wang Wo Tsai Street				■	
32	51-53 Kwai Cheong Road				■	

Existing
Railways
Major Highways
Railway Interchange
Cross Harbour Tunnel

Under Construction
Railways

Planned (completion by 2008)
Railways
Major Highways


LANTAU ISLAND


SHENZHEN
NEW TERRITORIES
KOWLOON
HONG KONG ISLAND
West Rail (completion in 2003)
Ma On Shan Rail (completion in 2004)
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28
29
30
31
32



The Group's properties are built to meet the highest standards, offering residents a comprehensive lifestyle.

PROGRESS OF MAJOR DEVELOPMENTS

Ocean Shores

88 O King Road, Tseung Kwan O (49% owned)

Ocean Shores is one of the largest private residential developments in the district. The whole project covers 540,000 square feet and has over 5,000 units with a total gross floor area of four million square feet. Phase 3, the last phase of the development, was launched for sale in May this year. Response was satisfactory for the 2,272 units offered. Phases 1 and 2 are already complete and substantially sold.

Park Island

Ma Wan Development (Joint venture)

Park Island has a total gross floor area of over 3.7 million square feet offering over 5,000 units in a wide range of sizes and types on a 1.4 million square-foot site. The residential development is designed as a modern, pollution-free living environment. The first 2,569 units were completed in August 2002 and offered for sale in the same month. Park Island Phase 1 sold extremely well, with virtually all units taken up in about two weeks. The remaining phases will be finished over three years.

Park Central

Tseung Kwan O Town Lots 57 (57.52% owned) & 66 (25% owned)

Park Central has a site area of 360,000 square feet being developed into 2.9 million square feet of small to medium sized units and a 360,000 square-foot shopping mall. The property is at the centre of Tseung Kwan O, surrounded by well-planned community and recreational facilities. With the new MTR extension, transportation is also very convenient. The first phase of 1,872 units is already 80 per cent sold, and construction finished in the third quarter of 2002. Pre-sale of the second phase, which is scheduled for completion in the first half of 2003, is progressing satisfactorily.

Two International Finance Centre

Airport Railway Hong Kong Station Development (47.5% owned)

International Finance Centre is the largest commercial development in Central of the last decade, occupying a site area of 430,000 square feet. Two International Finance Centre consists of an 88-storey office tower, shopping mall and two hotel blocks. The office tower will contain almost two million square feet of top-quality office space to be completed in mid-2003. Complementing its strategic location, it will feature interactive facilities and an intelligent design to meet the needs of modern business. The shopping mall will have over half a million square feet of gross floor area. The 1.1 million square-foot hotel complex to be managed by Four Seasons Hotels and Resorts will be ready towards the end of 2004.

Yuen Long Town Lot 503

(100% owned)

The Group will build more than 2,000 small-to-medium residential units on this 236,000 square-foot site, with a total gross floor area of 1.2 million square feet. The development forms part of the Group's plan to build a new cluster of residential and commercial complexes around the Yuen Long West Rail station. This large-scale project, together with the West Rail that is scheduled to commence operations in late 2003, will help tranform Yuen Long into a vibrant community in the New Territories. Construction of the residential project is now under way, set for completion in the first half of 2004.



Two IFC, a new landmark on the Central waterfront, will have a world-renowned six-star Four Seasons hotel.



Millennium City Phase 5 will contain a regional shopping centre of about 600,000 square feet.



Package 3 of the Airport Railway Olympic Station Development, offering over 1,800 small to medium units, combines comprehensive facilities with top-quality design.

Millennium City Phase 5

418 Kwun Tong Road (100% owned)

Phase 5, with a site area of 107,000 square feet, will contain over 700,000 square feet of office space on top of a regional shopping centre of about 600,000 square feet. It is the single largest component of Millennium City, a new commercial hub in Kowloon East. In June this year the Group reached an agreement to sell 407,000 square feet of office space in Phase 5 to a major local bank. This prestigious occupant will help increase the whole development's attractiveness and rental value. The remaining area will be held as a long-term investment. Construction is scheduled for completion in late 2004.

Airport Railway Kowloon Station Development Package 3

(Joint venture)

This project is above Kowloon Station on the Airport Railway, which is soon to be a major cultural and transportation hub. It has a site area of 172,000 square feet being developed into over one million square feet of luxury residences, with about 1,000 units in a wide range of sizes. Completion is scheduled for late 2004.

Airport Railway Olympic Station Development Package 3

(Joint venture)

In November last year, the Group and the government agreed on the land premium to change the use of this site, next to Olympic Station on the Airport Railway, from hotel to residential. Over 1.1 million square feet of residential properties, amounting to over 1,800 small to medium units, will be developed on this 185,000 square-foot site. Completion is expected in 2005.

Tsuen Wan Town Lot 373

(100% owned)

The Group plans to develop over 1,700 serviced apartments with a total gross floor area of 1.1 million square feet on this 112,000 square-foot site. The land premium for this development has been agreed and paid. Foundation work has commenced and construction is expected to finish in 2005.

Yuen Long Town Lot 504

(100% owned)

This development has a total gross floor area of 1.7 million square feet on a 318,000 square-foot site. The Group plans to build almost 1.5 million square feet of residential premises in about 2,500 small to medium units on top of a retail podium.

Airport Railway Kowloon Station Development Packages 5, 6 and 7

(Joint venture)

With a site area of approximately 790,000 square feet, this development consists of 2.5 million square feet of top-quality offices, one million square feet of residential and serviced apartments, another million square feet of hotel space and 0.9 million square feet of shopping area. Of the total 5.4 million square feet, 4.7 million is attributable to the Group. Situated above Kowloon Station on the Airport Railway and at the heart of a key future commercial and cultural district of Hong Kong, the project will feature the most modern design and intelligent facilities. It will be completed in phases over the next five years.



Yuen Long Town Lot 503 (pictured) and Yuen Long Town Lot 504 form a significant part of the Group's plan to build a new cluster of residential and commercial complexes around the Yuen Long West Rail station.



Airport Railway Kowloon Station Development Packages 5, 6 & 7 will be an integrated commercial and residential complex at the heart of a key future commercial and cultural district.



PROPERTY INVESTMENT

The Group maintains an optimal tenant mix in its investment property portfolio, and strives to raise the standard of customer and tenant service. Aiming to be the landlord of first choice, the Group offers tenants comprehensive facilities, ultra-modern intelligent designs and top-quality customer service.



International Finance Centre, Central

REVIEW OF OPERATIONS - PROPERTY INVESTMENT

Gross Rental Income*


HK$ million
6,000
5,000
4,000
3,000
2,000
1,000
5,857
5,801
5,670
5,877
5,844
1998
1999
2000
2001
2002

Gross Rental Income* by Sector


55%
24%
8%
8%
5%

- **55%** Shopping Centre
- **24%** Office
- **8%** Car Park
- **8%** Residential
- **5%** Industrial/Office

* *Including contributions from jointly-controlled entities and associates*

The Group's rental portfolio continued to perform well during the year under review, despite a difficult time in the leasing market. Occupancy of the Group's 19.3 million square-foot investment portfolio in Hong Kong remained satisfactory at 92 per cent. Including contributions from jointly-controlled entities and associates, gross rental income was HK$5,844 million, compared to HK$5,877 million last year. Net rental income rose modestly to HK$4,432 million from HK$4,401 million. The slight increase in operating margin was due mainly to improved efficiency and cost controls.

During the period under review, the Group created a new 'Signature Homes' brand to handle leasing of all its luxury residential developments. This was done to strengthen the Group's market-leading position further and improve rental values. Signature Homes offers tenants one-stop leasing convenience, with six-star service and special privileges from the Group's hotels. This makes its luxury residential portfolio the first choice for accommodation among senior executives of multinationals.

With the timing of a global economic recovery uncertain, the leasing market in Hong Kong is expected to remain generally soft. At the same time, while retail leasing is likely to be challenging in the coming year, higher two-way traffic between the Mainland and Hong Kong will continue to benefit the Group's shopping centres along the railway network.

Over the short term, the grade A office market in Hong Kong will continue to face a difficult economic environment due to slower growth worldwide. However, over the medium to longer term, the demand for top-quality office space is likely to increase as a result of the further opening up of the Mainland market and Hong Kong's status as an international finance and business centre. The Group will continue to upgrade its investment portfolio and add value by incorporating the latest technology and modern facilities in its properties, as well as carrying out regular renovations.

The Group will continue to monitor the market and needs of its valued tenants closely to ensure that occupancy is maintained at a satisfactory level.

The Group will also consider the disposal of some non-core properties to maintain an optimal portfolio mix, while maintaining a solid base for long-term growth by developing quality new rental properties. To illustrate, the Group recently disposed of its 25 per cent stakes in two commercial complexes in the New Territories, realizing a respectable return.

The Group's current investment portfolio in Hong Kong, including its attributable share of jointly-controlled entities is as follows:

Status and Usage

Attributable Gross Floor Area (million square feet)

	Residential	Shopping Centre	Office	Hotel	Industrial/ Office	Total
Completed	1.0	7.7	5.9	0.9	3.8	19.3
Under Development	–	1.7	4.5	1.6	–	7.8
Total	**1.0**	**9.4**	**10.4**	**2.5**	**3.8**	**27.1**

COMPLETED INVESTMENT PROPERTIES

Shopping Centres

The Group has the largest network of shopping centres in Hong Kong, with an attributable gross floor area of 7.7 million square feet. The majority of these malls are in new towns, occupied by retail tenants supplying daily necessities to nearby residents. Prime locations and convenience have kept retail occupancy high, and rents are largely steady in the face of economic fluctuations. The Group's flagship mall, New Town Plaza in Shatin, and its other major shopping centres such as East Point City in Tseung Kwan O and Grand Century Place in Mongkok, remained virtually fully occupied during the year.



Grand Century Place in Mongkok is a popular destination for shoppers of all ages.

Regular promotions and other initiatives in the Group's major shopping centres, particularly during summer and festive seasons, keep pedestrian flows high. In addition, the Group's malls undergo regular renovations to keep them fresh. Metroplaza recently underwent a carefully-planned facelift, resulting in a better layout and utilization of space, and at the same time, the mall adopted a new colour scheme based on the four seasons. The mall is now virtually fully let, and rents are up. Renovations to New Town Plaza are being planned to strengthen branding and enhance rental values.

Offices

The Group's investment portfolio includes 5.9 million square feet of prime office space. Despite a weak market, occupancy of the Group's offices for rent remained satisfactory. The Group will continue incorporating the latest technology and sophisticated facilities in its office projects to satisfy the requirements of increasingly demanding tenants.

Residential

The Group owns one million square feet of residential investment property, a large proportion of which is made up of luxury developments like Dynasty Court and Hillsborough Court in Mid-Levels. Leasing of these properties is satisfactory, and they contribute steady rental income to the Group.


Grand Seasons
Metroplaza 四季動力新都會
METROPLAZA

Metroplaza in Kwai Fong has a better layout and more efficient use of space after renovation.


MILLENNIUM CITY

The Group's investment properties are showcases for top-quality design, modern facilities and the highest construction standards.

Car Parks

Including its attributable share from jointly-controlled entities, the Group currently owns 26,000 parking bays that generated HK$472 million in rental income during the year, as compared with HK$507 million in the previous year. The Group will continue to build car parks attached to its commercial complexes, to enhance the value of its investment property portfolio.

Other Properties

The Group also has 30 cinema houses in its various shopping centres. These help to attract visitors and bring business to tenants. In addition, the Group's rental portfolio includes a number of industrial and godown properties, including data centres. The Group is exploring opportunities to convert some of these to other uses.

INVESTMENT PROPERTIES UNDER DEVELOPMENT

As previously stated, the Group may dispose of some non-core properties while adding quality new rental projects to achieve an optimal mix in its investment property portfolio. To this end, it has some 7.8 million square feet of new investment property, in attributable terms, under development.

Of the investment property under development, retail space will account for 1.7 million square feet, which will be spread across the territory, while another 1.6 million square feet is designated as top-quality hotels and suites. Grade-A office space makes up 4.5 million square feet of the Group's new investment property.

The majority of these developments are landmark projects, including Two International Finance Centre in Central, Airport Railway Kowloon Station Development Packages 5, 6, & 7 and Millennium City in Kowloon East. Details of these projects are included under Property Development on pages 34 – 37.

Major Investment Properties Under Development Include:

Shopping Centres

- Two International Finance Centre
- Shopping centre in Park Central
- Millennium City Phase 5 (418 Kwun Tong Road)
- Shopping centre in Airport Railway Kowloon Station Development Packages 5, 6 & 7
- Shopping centre at Yuen Long Town Lot 504

Offices

- Two International Finance Centre
- Millennium City Phase 3 (370 Kwun Tong Road)
- Millennium City Phase 5 (418 Kwun Tong Road)
- Offices in Airport Railway Kowloon Station Development Packages 5, 6 & 7



The Group's shopping malls feature easy access, strategic locations and comprehensive facilities.



New Town Plaza is one of Hong Kong's most popular shopping malls, due to an optimal tenant mix providing wide choice for customers.

Major Completed Investment Properties

Name	Location
Hong Kong Island	
Sun Hung Kai Centre	30 Harbour Road, Wanchai
World Trade Centre	280 Gloucester Road, Causeway Bay
One International Finance Centre	1 Harbour View Street, Central
Harbour Centre	25 Harbour Road, Wanchai
Central Plaza	18 Harbour Road, Wanchai
Dynasty Court (Blocks 2 & 3)	23 Old Peak Road
Pacific View (Blocks 2 & 3)	38 Tai Tam Road
Hillsborough Court (Block 4)	18 Old Peak Road
Kowloon	
Grand Century Place	193 Prince Edward Road West, Mongkok
Millennium City Phase 1 *	388 Kwun Tong Road
Millennium City Phase 2	378 Kwun Tong Road
The Sun Arcade	28 Canton Road, Tsim Sha Tsui
Royal Plaza Hotel	193 Prince Edward Road West, Mongkok
Royal Garden Hotel	69 Mody Road, Tsim Sha Tsui
Kerry Hung Kai Godown	3 Fat Tseung Street, Cheung Sha Wan
New Tech Plaza	34 Tai Yau Street, San Po Kong
APEC Plaza	49 Hoi Yuen Road, Kwun Tong
Peninsula Tower	538 Castle Peak Road, Cheung Sha Wan
Hing Wah Centre	82-84 To Kwa Wan Road
New Territories	
New Town Plaza I	18 Shatin Centre Street, Shatin
Tai Po Mega Mall	9 On Pong Road, Tai Po
Tsuen Wan Plaza	5-21 Pak Tin Par Street, Tsuen Wan
East Point City Shopping Centre	8 Chung Wa Road, Tseung Kwan O
New Town Plaza III	2-8 Shatin Centre Street, Shatin
Sun Yuen Long Centre Shopping Centre	8 Long Yat Road, Yuen Long
Yuen Long Plaza Shopping Arcade	249-251 Castle Peak Road, Yuen Long
Uptown Plaza Shopping Arcade	9 Nam Wan Road, Tai Po
Metroplaza Tower I & Shopping Centre	223 Hing Fong Road, Kwai Chung
Grand Central Plaza	138 Shatin Rural Committee Road, Shatin
Landmark North	39 Lung Sum Avenue, Sheung Shui
Grand City Plaza	1-17 Sai Lau Kok Road, Tsuen Wan
Citygate	Tung Chung Town Lot 2
Royal Park Hotel	8 Pak Hok Ting Street, Shatin
Sunhing Hungkai Godown	8 Wong Chuk Yeung Street, Shatin
Advanced Technology Centre	2 Choi Fat Street, Sheung Shui

* *Including the attributable share in areas held by SUNeVision, in which the Group has an 84.8 per cent interest*

		Attributable Gross Floor Area (square feet)					
Lease Expiry	Group's Interest (%)	Residential	Shopping Centre	Office	Hotel	Industrial/ Office	Total
2127	100	–	53,400	850,600	–	–	904,000
2842	100	–	162,000	350,000	–	–	512,000
2047	47.5	–	62,000	373,000	–	–	435,000
2128	33.3	–	20,500	80,000	–	–	100,500
2047	50	–	–	700,000	–	–	700,000
2886	100	341,000	–	–	–	–	341,000
2047	100	316,700	–	–	–	–	316,700
2884	100	159,500	–	–	–	–	159,500
2047	100	–	725,000	475,000	–	–	1,200,000
2047	100	–	27,000	890,000	–	–	917,000
2047	50	–	–	133,000	–	–	133,000
2047	100	–	204,800	–	–	–	204,800
2047	100	–	–	–	400,000	–	400,000
2127	100	–	–	–	295,000	–	295,000
2047	50	–	–	–	–	285,000	285,000
2047	100	–	–	–	–	268,800	268,800
2047	100	–	–	–	–	240,000	240,000
2047	100	–	–	–	–	202,000	202,000
2099	100	–	–	–	–	182,700	182,700
2047	100	–	1,300,000	–	–	–	1,300,000
2047	100	–	588,800	–	–	–	588,800
2047	100	–	583,000	–	–	–	583,000
2047	100	–	415,000	–	–	–	415,000
2047	100	–	350,000	–	–	–	350,000
2047	87.5	–	245,000	–	–	–	245,000
2047	100	–	145,000	–	–	–	145,000
2047	100	–	120,000	–	–	–	120,000
2047	100	–	600,000	569,000	–	–	1,169,000
2047	100	–	236,000	505,000	–	–	741,000
2047	100	–	181,500	375,500	–	–	557,000
2047	100	–	35,100	137,200	–	–	172,300
2047	20	–	99,000	32,000	–	–	131,000
2047	100	–	–	–	258,000	–	258,000
2047	100	–	–	–	–	500,000	500,000
2047	100	–	–	–	–	142,000	142,000

Major Completed Investment Properties

■ Residential ■ Shopping Centre □ Office ■ Industrial/Office ■ Hotel

		Residential	Shopping Centre	Office	Industrial/Office	Hotel
1	Dynasty Court	■				
2	Hillsborough Court	■				
3	63 Deep Water Bay Road	■				
4	51 & 55 Deep Water Bay Road	■				
5	Pacific View	■				
6	New Town Plaza / New Town Tower		■	□		
7	Grand Central Plaza		■	□		
8	Uptown Plaza		■			
9	Tai Po Mega Mall		■			
10	Landmark North		■	□		
11	Sun Yuen Long Centre		■			
12	Yuen Long Plaza		■			
13	Chelsea Heights		■			
14	Tsuen Wan Plaza		■			
15	Grand City Plaza		■	□		
16	Metroplaza		■	□		
17	New Kowloon Plaza		■			
18	Grand Century Place		■	□		
19	Hollywood Plaza		■	□		
20	The Sun Arcade		■			
21	East Point City		■			
22	World Trade Centre		■	□		
23	Sun Hung Kai Centre		■	□		
24	Harbour Centre		■	□		
25	One International Finance Centre		■	□		
26	Chi Fu Landmark		■			
27	New Jade Shopping Arcade		■			
28	Citygate		■	□		
29	Central Plaza			□		
30	Millennium City Phases 1 & 2		■	□		
31	APEC Plaza				■	
32	Infotech Centre				■	
33	Hing Wah Centre				■	
34	New Tech Plaza				■	
35	Advanced Technology Centre				■	
36	Peninsula Tower				■	
37	Kerry Hung Kai Godown				■	
38	Sunhing Hungkai Godown				■	
39	Royal Garden Hotel					■
40	Royal Plaza Hotel					■
41	Royal Park Hotel					■


28
LANTAU ISLAND

Existing
Railways ———
Major Highways ———
Railway Interchange ⊂⊃
Cross Harbour Tunnel ====

Under Construction
Railways – – –

Planned (completion by 2008)
Railways ----
Major Highways ----


SHENZHEN
NEW TERRITORIES
KOWLOON
HONG KONG ISLAND
West Rail (completion in 2003)
Ma On Shan Rail (completion in 2004)
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REVIEW OF OPERATIONS – PROPERTY RELATED BUSINESSES

HOTELS

The Group's three hotels recorded satisfactory results during the year. Although business in late 2001 suffered in the wake of the September 11th attacks in the US, a recovery in tourist arrivals since early 2002 has helped to maintain average occupancy at high levels.



The Group's three hotels maintained high occupancy levels during the year.

The **Royal Garden** in Tsim Sha Tsui finished the year ending 30th June 2002 with an average occupancy of 86 per cent, similar to last year. Performance for the year was no doubt bolstered by the hotel's renovation programme, which finished at the end of December 2001. The renovations allowed the hotel to compete with the best possible image, in a market that called for flexibility and resourcefulness. One of the highlights of the year was the opening of the new Inagiku Japanese restaurant in April 2002. The initial response has been most positive and business levels are encouraging. Looking ahead, creativity and adaptability will be the keys to the Royal Garden's ongoing success in what will probably continue to be an extremely challenging market.

In spite of the economic difficulties last year, the **Royal Park** in Shatin achieved an average occupancy rate of 87 per cent. Its advantageous location and flexible marketing strategy helped attract various international conferences and events. To meet the increasing need for serviced apartments in the area, some of the rooms have been refurbished with the installation of kitchenettes. The hotel will continue to explore other opportunities to provide more comprehensive service and enhance its competitive edge.

The **Royal Plaza** in Mongkok maintained an average occupancy rate of 85 per cent during the year under review. The performance of its banquet division was most outstanding, showing a 13.5 per cent growth in revenue. To increase competitiveness and enhance service for guests, the hotel introduced a new Beauty and Body Care service in its health club. The anticipated completion of a covered walkway to the Mongkok MTR station will make the hotel more accessible, and this convenience should make it more attractive to business travellers. For the year ahead, Royal Plaza will continue to follow an aggressive yet flexible strategy, which will enable it to respond swiftly to market demand.

Given continued economic growth on the Mainland and the government's initiatives to promote Hong Kong as a regional tourism hub, demand from both tourists and business travellers is anticipated to rise. The Group is confident about the long-term prospects for the hotel sector and plans to build six-star hotels above the Hong Kong and Kowloon stations on the Airport Railway.

The Group's International Finance Centre on the central waterfront of Hong Kong Island will include the Four Seasons Hotel Hong Kong, comprising one six-star hotel tower and a serviced suites hotel. Together, the two towers will offer almost 1,000 first-class guest rooms in what will be the first Four Seasons hotel in Hong Kong. Completion is scheduled for late 2004.

The Group is also building another six-star hotel facility with over one million square feet of hotel and serviced suite accommodation, as part of the Airport Railway Kowloon Station Development.

CONSTRUCTION

The construction division completed 6.4 million square feet of properties during the year, including 178,000 square feet by joint-venture companies. Projects completed during the year include The Leighton Hill, The Belcher's Phase 2, Oscar by the Sea Phase 2, Prima Villa, The Parcville, 1 Lion Rock Road, 7 Minden Avenue and Millennium Trade Centre. The division's subsidiaries recorded a turnover of HK$6,300 million (on a progressive completion basis) for the year, with an additional HK$4,600 million recorded by its joint-venture companies.

Major projects under construction include Two International Finance Centre, Kowloon Station Development Package 3, Ocean Shores Phase 3, Park Island, Park Central, Liberté, Villa by the Park and Millennium City Phase 3.

The division's restructuring a year ago is now paying off, with more focus on quality, speed and cost controls, as well as safety. Improvements have been made at all levels, and new construction standards are in place. The division also gives its full support during the handover of new properties, to ensure a high level of customer satisfaction.



The construction division provides full support for new property handovers.

The following wholly-owned subsidiaries and associate provide construction-related services complementing the division's activities:

Everlight Engineering Company Limited, Everfield Engineering Company Limited and **Eversun Engineering Company Limited** provide and install electrical and fire prevention systems, including recurring system maintenance, for in-house and external projects. Total turnover for these subsidiaries over the year under review was HK$428 million.

Aegis Engineering Company Limited hires out plant and machinery, motor vehicles and containers for in-house and external projects. Turnover for the year under review amounted to HK$74 million.

Glorious Concrete (HK) Limited is an associate of the division that supplies ready-mixed concrete to the Group and external contractors. Its results for the year were good.


2002
HKMA
Quality

Hong Yip Director and General Manager Alkin Kwong (right) receives a Quality Award – Certificate of Excellence from David Li, Chairman of the Hong Kong Management Association.

PROPERTY MANAGEMENT

As part of its commitment to offering residents the finest living environments, the Group strives to offer ever-higher standards of service through its two property management subsidiaries, Hong Yip Service Company Limited and Kai Shing Management Services Limited. They are highly regarded in the industry and together manage over 177 million square feet of residential and commercial property.

Hong Yip manages more than 110,000 residential and commercial units, totalling about 92 million square feet of floor area. In addition to properties developed by the Group, Hong Yip's management portfolio includes other private housing estates and government buildings.

In order to raise the level of technology in property management, Hong Yip acquired Hallsmart Limited this year and is actively promoting the use of smart cards in the estates it manages to improve efficiency. The company also established Hongplus Professional Consultants to offer consulting on maintenance and renovations, so that owners can keep their buildings in the best condition to preserve property values.

As part of its drive for service excellence, Hong Yip initiated the Assurance Buildings programme, which includes a whole range of value-added services to achieve a high standard of management and offer the best value for money. This continuous stream of innovative ideas and proactive effort has earned Hong Yip an enviable reputation.

Kai Shing now manages 69 million square feet of residential premises, 14 million square feet of commercial space and two million square feet of industrial properties. Its core businesses are property management, sales and leasing agency, security and technical services and club management.

Despite the economic downturn, Kai Shing has expanded the scope of its business to include facility management for the government and other institutions. As an industry leader in the use of information technology in property management, the company continues to upgrade its exclusive Super e-Management and Mobile Building Management systems to improve operational efficiency further.

Kai Shing's professionalism in property management is reflected in its ISO 9001 certification. Building on its reputation, the company has established a presence on the Mainland, particularly in Shanghai, where it manages the Group's Shanghai Central Plaza and Arcadia Shanghai.

The Group places high emphasis on training its front-line property management staff. Both Kai Shing and Hong Yip organize comprehensive training and development courses to ensure that customers receive the best possible level of service, and their high-calibre teams of property management specialists are praised highly by residents.

The Group's property management companies are also forerunners in the field of environmental protection. Both companies have ISO 14001 certification and participate in the SHKP Environmentally Friendly Joint Action campaign, helping to promote conservation and recycling in the estates they manage. Dedicated to offering customers the finest service and providing residents with an ideal living environment, these two companies have won numerous awards in recognition of their quality, customer service and environmentally-friendly practices.


Eco-Business Awards
港環保企業獎
Green Property Management Awards
HKGC

Patrick Lam (right), Director of Kai Shing, receives a 2002 Hong Kong Eco-Business Award from Financial Secretary Antony Leung.

FINANCIAL SERVICES

The financial services division is made up of **Hung Kai Finance Company Limited, Honour Securities Company Limited, Honour Futures Limited** and **Honour Finance Company Limited.** Principal services include home mortgages, share margin financing, stock and futures broking, consumer loans and deposit taking.

The division remained profitable despite the continued downturn in the financial markets and an increasingly competitive mortgage business.

INSURANCE

Sun Hung Kai Properties Insurance Limited recorded HK$336 million in turnover during the year under review. Despite a generally negative investment climate, the company and its subsidiaries recorded pre-tax profit this year of HK$46 million, compared to HK$45 million last year, primarily because diminished investment returns were offset by better underwriting results.

Since its establishment in 1979, the company has been offering its clients a full range of insurance coverage, and it also now deals in insurance products over the Internet via 'www.shkpinsurance.com.hk'. Sun Hung Kai Properties Insurance has always taken a prudent approach to underwriting, aiming at a focused market segment. The company has a credit rating of 'A-' from both Standard & Poor's and A. M. Best, reflecting its sound financial performance and management systems.


2001-02 全年業績

SUNeVision has recorded operating profits before one-off costs since the third quarter of financial year 2001/02. Sheridan Yen, SUNeVision Managing Director, at the 2001/02 results announcement.



iAdvantage offers world-class facilities and value-added service to its customers.

INFORMATION TECHNOLOGY

SUNeVision Holdings Limited saw the timely completion of a major restructuring programme during the year under review, which realigned business units, streamlined operations, increased productivity and sharpened the focus of all employees.

Operating expenses fell in each of the last eight quarters. The company is now firmly back to basics and well on track for a complete turnaround. Already, year-on-year figures hold out considerable promise for the future; turnover increased by HK$43 million, gross margin improved from negative eight per cent to positive 19 per cent and losses before one-off costs shrank to HK$5 million from HK$141 million last year. The company is confident that the level of operating profit first achieved in the third quarter of the fiscal year can be maintained.

The closure of unprofitable business units and prudent provisions with respect to SUNeVision's investment portfolio have allowed the company to focus on providing high-quality solutions in data infrastructure and enabling services and maximizing value from a solid customer base in each of its business units.

Despite difficult market conditions, iAdvantage achieved high customer retention in both data centre occupancy and value-added services. MEGA-iAdvantage in Chaiwan continued to build on its position as the leading carrier-neutral interconnection hub in Asia. In March 2002, iAdvantage was awarded ISO 9001:2000 certification in recognition of its world-class facility infrastructure design and construction.

SUNeVision's recovered fundamentals and financial strength position it well for growth. The restructuring and reorganization work is largely complete, and the company does not anticipate the need for additional restructuring and provisions. The company will begin its next financial year with a balanced and scaleable portfolio of bottom-line profitable or EBITDA-positive businesses, comprising data infrastructure and service provision, enabling services and venture capital investments. In addition to organic growth, SUNeVision is exploring opportunities to add new technology-related businesses to complement its current core operations. The Group owned 84.8 per cent of SUNeVision as at 30th June 2002.

TELECOMMUNICATIONS

SmarTone Telecommunications Holdings Limited recorded significantly improved results after refocusing on its core mobile business and reorganizing its activities behind three key business principles: customer orientation, effectiveness and efficiency. Profit attributable to shareholders for the year amounted to HK$115 million, recovering from a loss of HK$284 million for the previous year. As at 30th June 2002, the total number of customers stood at 984,000.



SmarTone's 'email on the go' enables customers to access e-mail from mobile phones or PDAs anytime, anywhere.

With a renewed emphasis on customer orientation, SmarTone has delivered a wide range of programmes to enhance service and customer satisfaction further.

The company has been improving its radio network to enhance in-building coverage, increase capacity and improve the delivery of both voice and non-voice services. Significant enhancements to voice services have also been made to create more value for customers.

The company is paving the way to capture the market opportunities created by data-centric services. A number of services encouraging customers to use their mobile phones for non-voice communication were introduced during the year. These include: 'email on the go,' which enables customers to access their business and personal e-mail, calendar and contacts list from their mobile phones or PDAs anytime, anywhere; 'picturemail' which allows the creation of multimedia messages combining voice, text and photos taken with an MMS CameraPhone, and share them instantly with friends; and 'SMS via email' which enables the transmission of SMS from PCs to any GSM phone.

SmarTone's commitment to quality service is well recognized in the industry. During the year, the company won the most major service awards of any mobile operator in Hong Kong. These include two of the four annual service and courtesy awards presented by the Hong Kong Retail Management Association (HKRMA). SmarTone was also named Services Category Leader in the Electronic and Electrical Appliances/ Telecommunications industry under the HKRMA's Mystery Shoppers Programme.

SmarTone will continue to make significant investments in upgrading all areas of its core mobile business. Data-centric services are the key drivers of the company's future growth. SmarTone was awarded a 3G licence in October 2001. 3G will become critical when capacity demand from wide take-up of data-centric services appears. The company is ready for 3G and has already completed the first phase of its pilot 3G network, which will eventually become part of a commercially-operational system.

SmarTone is well positioned to surmount the challenges ahead and exploit emerging market opportunities. The Group remains confident in the long-term prospects for SmarTone and is fully supportive of its vision. The Group had a 29.6 per cent interest in SmarTone as at 30th June 2002, and it will continue to hold the stake as a long-term strategic investment.



KMB recorded strong earnings growth in 2001.

FRANCHISED BUS OPERATION

The Kowloon Motor Bus Holdings Limited (KMB), in which the Group has a 33.3 per cent interest, is publicly listed in Hong Kong. Its main business is the provision of franchised bus services covering Kowloon and the New Territories, and the company has diversified into non-franchised buses and media sales in recent years. It recorded an 86.7 per cent increase in net profit to HK$1,595.5 million for the year ended 31st December 2001, mainly because of a deemed profit of HK$349.6 million arising from the spin-off of RoadShow Holdings Limited. For the six months ended 30th June 2002, the company reported a net profit of HK$572.1 million. The company is dedicated to achieving total customer satisfaction. During the year, it introduced more bus-to-bus interchange packages and the first green bus equipped with a Euro III engine, and announced plans to air-condition bus waiting areas. The efficiency and reliability of its bus services will be enhanced further with the recent opening of a new, purpose-built bus depot on the West Kowloon reclamation, which provides better support for the KMB fleet.



Route 3 (CPS) saw steady traffic volume during the year.

RoadShow Holdings Limited, a 73 per cent owned subsidiary of KMB, was listed on The Hong Kong Stock Exchange in June 2001. It is a leading out-of-home media sales company that primarily markets advertising aimed at transit vehicle passengers, through its proprietary multi-media on-board system. The company reported a net profit of HK$175.1 million for the financial year ended 31st December 2001. The Group had an effective interest of 25.6 per cent in the company as at 30th June 2002.

TOLL ROAD

The Group has a 50 per cent interest in the **Route 3 (Country Park Section) Company Limited**. Under a 30-year build-operate-transfer agreement with the government reached in 1995, the company constructed and now manages the strategic north-south road link between Yuen Long and Ting Kau. The dual three-lane highway consists of the 3.8 kilometre Tai Lam Tunnel and 6.3 kilometre Tsing Long Highway.



Route 3 (CPS) has been open since May 1998, providing a direct link from the Lok Ma Chau crossing and northwest New Territories to Tsuen Wan, the container ports in Kwai Chung and Hong Kong's international airport. This has helped to alleviate traffic congestion on Tuen Mun Road and the Tolo Highway. Traffic volume remained stable during the year.

TRANSPORT INFRASTRUCTURE MANAGEMENT

The Wilson Group is a wholly-owned subsidiary of the Group that oversees parking, tunnel, bridge, tollway and other transport-related management businesses through its own network of wholly or partially-owned subsidiaries. It was established in July 1998 following Wilson Parking's diversification into these business areas. The Wilson Group employs around 4,000 people.

Under the Wilson Group umbrella, Wilson Parking and Mack & Co. Carpark Management manage more than 250 car parks with over 76,000 parking bays. As the largest parking operator in Hong Kong, ISO 9002-certified Wilson Parking is re-equipping its access control systems to link car parks to an operations support centre in order to go cashierless in 18 months. The Wilson Group also operates car beautification centres in car parks.


Wilson
Parking
Thankyou 多謝
TICKET

The Wilson Group expanded from car park operations into a wide range of transport-related businesses.

Wilson Group subsidiaries manage and maintain the Shing Mun and Tseung Kwan O tunnels, the Tsing Ma Control Area and Route 3 (CPS). The Wilson Group has also expanded its management of public transport interchanges during the year. Electronic Toll Systems is another part of the Wilson Group that has a 50 per cent stake in Hong Kong's only electronic toll collector, Autotoll Limited. Over 190,000 vehicles were equipped with an electronic toll collection system transponder at the end of June 2002.

Wilson Facilities Management secured its first contract from the Airport Authority to operate and maintain all baggage trolley facilities at Hong Kong International Airport from July 2002. In March 2002, Wilson's Hong Kong Parking secured a government contract to supply all the smart cards for on-street parking.

Hong Kong School of Motoring, 30 per cent owned by the Wilson Group, has been operating successfully for the past 19 years. As the major provider of off-street driver training facilities in Hong Kong, it currently operates centres in Shatin, Wong Chuk Hang and Yuen Long.

PORT BUSINESS

The Group owns 28.5 per cent of **Asia Container Terminals Limited**, which is developing two berths at Container Terminal 9 (CT9) on Tsing Yi Island. Construction began in mid-2000 and is progressing well in stages. Upon completion in mid-2004, Asia Container Terminals will exchange its two berths at CT9 for two existing berths at Container Terminal 8.

River Trade Terminal Company Limited is 33 per cent owned by the Group. This facility occupies a 65-hectare site in Tuen Mun with 3,000 metres of quayfront and 60 berths, providing a wide range of containerized and break-bulk cargo handling and storage services.

In addition, the Group holds 50 per cent interests in both **Hoi Kong Container Services Company Limited** and **Faith and Safe Transportation Company Limited**, two market leaders in the mid-stream industry in Hong Kong. Business has been operating smoothly.

AIR TRANSPORT & LOGISTICS BUSINESS

Airport Freight Forwarding Centre Company Limited (AFFC) is a wholly-owned subsidiary of the Group that operates the only premium freight forwarding and logistics centre at Hong Kong International Airport. Its strategic location and easy accessibility to the Pearl River Delta region have made it an important transport hub for out-bound air cargo from southern China.

AFFC's tenants include numerous leading freight forwarders and logistics companies. In operation since 1998, AFFC has 1.3 million square feet of cargo handling space and 175,000 square feet of premium-quality office space, offering flexible leasing terms and competitive rates for its airport location. AFFC's advanced facilities and supply-chain management capabilities enable tenants to better cope with the demands of global trade in the information age.



AFFC has a strategic location at Hong Kong International Airport.

Through wholly-owned **Sun Hung Kai Super Logistics Limited** and a 50 per cent interest in **Sun Logistics Company Limited**, the Group offers customers a full range of third-party logistics services, from warehouse management, regional and global distribution, to fulfilment and other value-added services. Sun Hung Kai Super Logistics also provides cargo handling at AFFC. Harnessing advanced information technology, it serves a wide range of customers from large international corporations to small and medium local businesses.

Seeking business opportunities on the Mainland, Sun Hung Kai Super Logistics is engaged in projects with joint-venture partners to build service networks in the major cities, starting with Beijing.

The Group's **Hong Kong Business Aviation Centre Limited** is a 15-year franchise at Hong Kong International Airport that serves all business aircraft flying in and out of Hong Kong. The facilities, located in the southwest corner of the Chek Lap Kok reclamation, include a dedicated apron for aircraft parking, an executive terminal and a 23,800 square-foot hangar, all built to the highest international standards.

Since it commenced business in 1998, there has been a steady growth in the number of aircraft movements. The franchise is now in its fourth year of operation and generating profit. The Group owns 35 per cent of the company.

WASTE MANAGEMENT

The Group is actively involved in environmental protection. Through 20 per cent ownership of **Green Valley Landfill Limited, South China Transfer Limited** and **Pearl Delta Limited**, the Group works actively for a cleaner, greener environment for Hong Kong.

The companies are engaged in various environmental protection and waste management projects. Green Valley built and operates a 100-hectare landfill site in Tseung Kwan O with the capacity to handle 43 million cubic metres of waste. South China Transfer built and operates the largest refuse transfer station in Hong Kong. Located on Stonecutters Island, the station can process 2,875 tons of waste a day. Pearl Delta has been collecting and managing waste at Hong Kong International Airport at Chek Lap Kok since it opened in July 1998.

OTHER INVESTMENT HOLDINGS

Travelex Hung Kai Airport Currency Exchange Limited (formerly Thomas Cook Hung Kai Airport Currency Exchange Limited) is a joint venture between the Group and Travelex, in which the Group holds a 25 per cent interest. As the sole money changer at Hong Kong International Airport, the company's major businesses are foreign exchange and the sale of various travel-related products. Revenue in the latter half of 2001 was affected by reduced travel since 11th September. The beginning of 2002 however, has seen a gradual return of passengers using the airport.

New-Alliance Asset Management (Asia) Limited is a 50/50 joint venture between the Group and Alliance Capital Management LP. Since its incorporation in 1997, the company has been engaged in investment management and unit trust and mutual fund distribution in Hong Kong, providing a broad range of services to publicly-listed companies, institutional clients and individuals. The distribution of unit trusts and mutual funds through major financial intermediaries met with heavy competition from numerous guaranteed products, and sales slowed somewhat compared with last year. Institutional sales have gained momentum however, as a result of securing an increased number of investment mandates from major names in the market.

USI Holdings Limited is a publicly-listed company in Hong Kong in which the Group has a 19 per cent interest. It has three major areas of business: apparel, property and communications. The company reported a net profit of HK$52 million in 2001, compared with a loss of HK$69 million in the previous year. The improvement was mainly due to a significant reduction in financing costs and gains from the divestment of the company's interests in two European investments. For the first six months of 2002, the company recorded a net profit of HK$8 million.



MAINLAND BUSINESS

Capitalizing on its strong brand name, property expertise and experience in developing landmark projects, the Group will seek new investment opportunities in major Mainland cities including Beijing, Shanghai, Guangzhou and Shenzhen.



Sun Dong An Plaza, Beijing

REVIEW OF OPERATIONS – MAINLAND BUSINESS

Composition of the Group's Mainland Land Bank

– 2.4 million square feet in attributable gross floor area

BY USAGE


29%
37%
34%
37% Shopping Centre
34% Residential
29% Office

BY LOCATION


21%
42%
37%
42% Beijing
37% Shanghai
21% Guangzhou and Pearl River Delta

The Mainland economy performed remarkably over the past year, continuing to show steady growth despite a global slowdown. Following China's official entry to the WTO last November, further opening up should provide ample investment opportunities. In light of this favourable environment, the Group will gradually expand its investments on the Mainland over time, with a focus on property. Capitalizing on its strong brand name, property expertise and experience in developing landmark projects, the Group will seek new opportunities in major cities including Beijing, Shanghai, Guangzhou (including the Pearl River Delta) and Shenzhen.

As at 30th June 2002, the Group held 1.8 million square feet of completed investment properties on the Mainland, consisting mainly of offices and shopping centres in prime locations. Another 0.6 million square feet of properties are being developed, principally residential projects. A breakdown of the Group's Mainland land bank, in attributable gross floor area, is as follows:

The Group's Mainland Land Bank

	Attributable Gross Floor Area (million square feet)			
	Residential	**Shopping Centre**	**Office**	**Total**
Properties under development				
Shanghai	0.1	–	–	0.1
Guangzhou and Pearl River Delta	0.4	–	0.1	0.5
Subtotal	**0.5**	**–**	**0.1**	**0.6**
Completed investment properties				
Beijing	–	0.8	0.2	1.0
Shanghai	0.3	0.1	0.4	0.8
Subtotal	**0.3**	**0.9**	**0.6**	**1.8**
Total	**0.8**	**0.9**	**0.7**	**2.4**

MAJOR MAINLAND PROJECTS

Beijing

Sun Dong An Plaza

138 Wangfujing Dajie (50% owned)

Sun Dong An Plaza is a recognized landmark in Beijing, made up of 1.3 million square feet of retail space and 430,000 square feet of office space. It is held under a 50-year lease that runs until 2043. With its prime location, leasing has been encouraging. The shopping centre, which was 98 per cent let during the year, attracts both local and foreign tenants that offer a wide variety of choices for shoppers. Occupancy of the office space remained satisfactory at 93 per cent.

Shanghai

Central Plaza

381 Huaihai Zhong Road (75% owned)

Central Plaza in Shanghai has become a focal point for the city since its completion in 1999. It consists of 455,000 square feet of offices and a 133,000 square-foot shopping centre. The property is held under a 50-year lease that runs to 2044. Overall occupancy was 94 per cent.

Arcadia Shanghai

88 Guang Yuan Xi Road, Xu Hui (66.5% owned)

The first phase of about 500,000 square feet of serviced apartments was completed in 1999. Virtually all units put up for sale in late 2001 were sold, and leasing of the remaining units has been satisfactory with 92 per cent occupancy. The second phase will consist of 129,000 square feet of premium-quality residential apartments. The development plans have been finalized and construction will begin in the fourth quarter of 2002. The property is held under a 70-year lease that expires in 2064.

Guangzhou and Pearl River Delta

The Woodland

Zhongshan 5 Road, Zhongshan (Joint venture)

The site is being developed into a large-scale residential estate in phases. It is planned as a low-rise development with a spacious environment surrounded by extensive landscaping. Construction of the first phase of the project, with 310 units and a gross floor area of about 400,000 square feet, began in June 2002.



The Sun Dong An Plaza shopping centre is one of Beijing's busiest malls.



The second phase of Arcadia Shanghai will consist of 129,000 square feet of premium-quality residential apartments.

REVIEW OF OPERATIONS - CORPORATE FINANCE



Vice Chairman & Managing Director Raymond Kwok (middle), at a loan signing ceremony. The Group issued long-term notes to extend its debt maturity profile and diversify funding.

The Group adheres to conservative financial policies, with high liquidity and low gearing. Its solid financial position is evidenced by a strong net debt to shareholders' funds ratio of 15.6 per cent as at 30th June 2002 and interest cover of 9.8 times for the financial year 2001/02.

To capitalize on the current high liquidity in the market, the Group arranged two seven-year HK$7,500 million syndicated loan facilities at favourable terms to refinance its short-term debt. The Group also issued fixed-rate notes with maturities up to ten years under its Euro Medium Term Note programme, in order to extend its debt maturity profile and diversify funding sources. These proceeds, together with substantial undrawn banking facilities, serve as standby funds to meet the Group's future business requirements. All the Group's credit facilities are unsecured and a substantial majority are on a committed basis.

The Group's foreign exchange risk is negligible as virtually all of its borrowings are denominated in Hong Kong dollars. The Group is not exposed to any speculative positions and it has no off-balance-sheet or contingent liabilities, with the exception of borrowings by joint-venture companies.

The Group has consistently maintained high credit ratings, with an 'A3' foreign currency rating from Moody's and an 'A' from Standard & Poor's. These premier credit ratings reflect the Group's financial strength and healthy cash flow.

Interest Cover*


Times
10
9
8
7
6
5
4
3
2
1
5.4
5.4
6.7
4.8
9.8
1998
1999
2000
2001
2002

* Profit from operations to net interest expenses before capitalization

Credit Ratings

	Foreign Currency	Local Currency
Moody's	A3	A2
Standard & Poor's	A	A

REVIEW OF OPERATIONS – INVESTOR RELATIONS


SUN HUNG KAI PROPERTIES LTD.
Investors
Annual / Interim Reports
ADR Programme
Investor Relations Contact

The Group's web site www.shkp.com.hk is one of the important tools to enhance communications with the investment community.

Interactive communication with investors about corporate strategy and developments is a high priority for the Group, and it is committed to openness and transparency to the investment community. It disseminates relevant corporate information on a timely basis through various channels, and the Group's annual and interim reports contain extensive information about its business activities. It distributes regular press releases and publications such as the SHKP Quarterly, and all this information is also available on the Group's web site www.shkp.com.hk. The Group holds press conferences and analysts' meetings immediately after results are announced, with directors and senior management available to answer questions.

In addition to numerous meetings with securities analysts and investors, the Group also participated in a number of large-scale conferences and presentations, and it hosted non-deal overseas road shows during the year. These measures help investors to better understand the Group's business strategy and the local property market in general. Furthermore, the Group organized priority visits for analysts to various property projects, including previews of the Park Island show flats and a first-hand look at the quality and luxury of The Leighton Hill, just before it was handed over to owners.

The Group has consistently placed highly in Asiamoney magazine's Best Managed Company rankings over the years, and Euromoney named the Group Best Compamy in Hong Kong and Best Property Company in Asia in February 2002. The Group's web site has also been praised in independent surveys. The Group will continue to enrich and update the contents of its web site with the latest financial information and corporate developments, providing an efficient channel to reach the investment community.



CUSTOMER SERVICE



The Group believes two-way communication is the key to good customer service. Various new initiatives in property handovers and management have been put in place to achieve customer satisfaction.



REVIEW OF OPERATIONS - CUSTOMER SERVICE

The Group is dedicated to providing the finest customer service, following the principle that 'customers come first'. As well as offering high-quality, innovative services, it also encourages two-way communication by taking the initiative to listen to customers and find out what they need.

Property management subsidiaries within the Group are committed to delivering quality management service, frequently receiving commendation letters from residents. During the year, Hong Yip was the first local property manager to win a Certificate of Excellence in the Hong Kong Management Association's 2002 Quality Awards. It also won the 2001 Hong Kong Retail Management Association Customer Service Award.

For several years, the Group's special Handover Team has been responsible for performing quality checks on new flats, ensuring that owners move into top-quality units in each of the Group's projects. The Team began offering a one-stop service last year by sending well-trained staff members to help with each handover. This year, the Group premiered two services for new flat owners: Easy Maintenance and Online Maintenance Records. With Easy Maintenance, flat owners can purchase original construction materials from the property management company to use in renovations. The service saves flat owners from having to look for construction materials. The Group's Online Maintenance Records service allows flat owners to monitor the progress of repairs through superhome.net.



Vice Chairman & Managing Director Thomas Kwok (left) likes to engage in two-way communication with residents of the Group's developments.



The Group offers superb property management. Professionally-trained clubhouse staff tutor children's learning groups.



The Group's special Handover Team is responsible for performing quality checks on new flats, ensuring that owners move into top-quality units in each of the Group's projects.

The six-year-old SHKP Club now has a membership of 160,000. It keeps introducing new services for members such as the Show Flat Preview Loyalty Scheme and Member-Buyer Reward Programme. During the year under review, the popular Show Flat Preview Loyalty Scheme was made more attractive with better prizes, while the Member-Buyer Reward Programme offered a chance to join the internal sale of Park Central and additional benefits to members who bought units in Park Island and Aegean Coast.


新地會
SHKP CLUB

The SHKP Club keeps introducing new services for members such as the Show Flat Preview Loyalty Scheme and Member-Buyer Reward Programme.

The Citibank SHKP Club VISA Card offers more privileges. Cardholders enjoy special offers when spending in more than 2,000 shops and restaurants in eight of the Group's shopping centres. The co-brand card is now used in 13 of the Group's properties, a number which is expected to increase to 21 in the near future.

The SHKP Forum in the Group's web site is Hong Kong's only Internet forum operated by a property company. The Forum facilitates two-way communication between the Group and the public. On average, the Group receives about 1,000 e-mail messages a month, which are taken care of by a dedicated customer service team. The Group's web site was ranked the best corporate site by Asiamoney during the year, an endorsement of the Group's emphasis on two-way communication.


中文
e-Tower

The Group's corporate web site was ranked the best by a financial publication.



The Group's shopping mall management companies hold regular seminars for tenants, in order to maintain a high standard of service.

REVIEW OF OPERATIONS - ENVIRONMENTAL PROTECTION AND PROMOTION



The Group mobilizes support for environmental protection from different sectors of the community.


2002
Fun Fun Day 2002

Kai Shing and Hong Yip practise environmental protection in property management. They were two of the key organizers for the SHKP Environmental Protection Fun Fun Day 2002.

The Group is devoted to working for a better environment. Protection of the environment is emphasized in various aspects of its operations, from project planning and construction to property management. It began the year-long Environmentally Friendly Joint Action campaign (Joint Action) during the year, mobilizing support from different sectors of the community in the hope of raising the standard of living for Hong Kong people.

Through the Group's member property management companies Hong Yip and Kai Shing, which together manage more than 200,000 households in 200 estates across Hong Kong, Joint Action puts words into action. The campaign aims to reduce waste by 10,000 tonnes and recycle 12,000 tonnes of material in 2002. To achieve these goals, a 1,000-strong team of Environment Protection Ambassadors was set up with participation from residents of estates developed by the Group. The Group also enlisted children in the drive for a cleaner Hong Kong, with about 200 youngsters volunteering for the year-long campaign.

Both Kai Shing and Hong Yip employ environmentally-friendly practices in property management, with extremely good support from residents. Kai Shing launched a Centralized Recycling and Management System in 80 estates and shopping malls. The system separates and recycles paper, plastic bottles and cans, handling over 5,500 tonnes of waste a year. The income generated from waste recycling will be used in furthering environmental protection.

The Group applies stringent environmental protection standards in planning its developments. For example, Park Island, the massive residential development by the Group in Ma Wan, retains its original green environment and is a model pollution-free community. The Group introduced a battery-powered shuttle bus, the Olymbus, for Park Island residents, helping to keep the air clean.

The Group's environmental protection efforts are highly commended. During the year, two estates managed by Kai Shing, Siu Lun Court in Tuen Mun and Tin Wah Estate in Tin Shui Wai, won Gold Awards in the private and public housing categories respectively in the 2001 Hong Kong Eco-Business Awards. Separately, a number of properties and estates managed by Hong Yip and Kai Shing won cleanliness awards.

REVIEW OF OPERATIONS - HUMAN RESOURCES AND TRAINING



The Service Excellence Programme has trained over 7,000 staff since 1999. More than 1,000 front-line staff attended seminars under the programme during the year.



Believing that people are its greatest assets, the Group organized more than 300 training courses during the year.

The Group has 18,000 employees (not including associated companies). It believes firmly in recruiting top-calibre staff and providing on-the-job training. During the year, the Group started a Management Trainee Programme for new university graduates. A number of the Group's business units also carried out a joint recruitment exercise to facilitate business development. In addition, more than 300 training courses were organized during the reporting period, with a combined attendance of more than 10,000.

The Management Trainee Programme recruits talented young graduates from leading universities and gives them the chance to meet with the Group's management during job briefings. Some recruits have already been allocated to different departments after passing a demanding screening process. In the 18-month programme, trainees not only learn theory, but also gain experience by working in different departments and taking part in various projects.

Group companies Hong Yip, Kai Shing, SmarTone and the Wilson Group staged a joint-recruitment exercise offering more than 700 jobs in customer service, security, car park management, car cleaning, telecom product marketing, technical work and cleaning. The two-day exercise drew 3,000 people.

The Service Excellence Programme that began in 1999 has so far trained more than 7,000 staff, and 1,000 front-line staff participated in seminars during the year. The more than 300 courses offered in the year covered a wide range of areas including management skills, business strategy, customer service, language and communications, business and technology, personal development and quality management. The Group also offered English-language training to staff, to support the government's drive to upgrade workplace English. Staff can also apply for sponsorship when they enrol in external job-related courses or degree programmes.

In September 2001, the Group started eLearning, a platform allowing staff to upgrade themselves online. eLearning provides information on over 20 subjects. In the year under review, the Group also provides about 60 recreational activities for its staff, including sports, hobbies and movie showings, with attendance reaching 9,000.

REVIEW OF OPERATIONS - THE GROUP AND THE COMMUNITY



Contributing to charity is part of the Group's culture.

The Group is active in community service, contributing to various charitable organizations and offering help to the needy. During the year under review, the Group donated a total of HK$68 million to charity.

The Group was the title sponsor of two activities in aid of the non-profit Suicide Prevention Services (SPS): the SPS Walkathon 2002 and SHKP Operation Sunshine. SHKP Operation Sunshine is a year-long programme to promote a positive attitude towards life among teenagers and encouraging them to tackle problems.

The Group's programme rewarding distinguished scholars at Tsinghua University in Beijing is in its sixth year. On the local education scene, the Group started the West New Territories Elite Students Programme several years ago, benefiting 12 primary and secondary schools in the area. It also continues to sponsor a number of MBA students at The Chinese University of Hong Kong, as part of its commitment to quality education.



The Group encourages its employees to participate in charity marathons organized by the Community Chest.

The Group has always been a staunch supporter of charity events, encouraging its employees to participate in charity marathons, fund raisers and the Dress Down Day organized by the Community Chest. As a result, the Group won the 2001/2002 Platinum Award in the Community Chest's Corporate and Employee Contribution Programme. Separately, the SHKP Fund for the Elderly, set up in 1995, has helped more than 10,000 needy seniors improve their living environment.

The Group participated in the rebuilding of primary schools in impoverished mountainous regions in China, and also donated computers to a number of schools in Hong Kong, offering students a chance to learn computer skills. The Group's support for charity and community organizations also takes the form of provision of space. It not only provides free space in shopping malls for fund-raising activities, it also continued to provide subsidized office space to Project ORBIS in Hong Kong and was again presented with the organization's Crystal Award this year.

Apart from charitable causes, the Group is also active in the community, for example sponsoring Shatin's festival of light this year.


香港耆康老人福利會
2000至2001年度

Vice Chairman & Managing Director Thomas Kwok (left) receives a souvenir from a representative from one of the elderly groups helped by the Group.



The Group sponsors a number of MBA students at the Chinese University of Hong Kong. Vice Chairman & Managing Director Raymond Kwok (seated, second from left) and Executive Director Michael Wong (seated, first right) with the students.



The Group has been sponsoring distinguished scholars at Tsinghua University in Beijing for six years.

FINANCIAL REVIEW

REVIEW OF RESULTS

The Group's profit attributable to shareholders for the year ended 30th June 2002 was HK$8,519 million, increased by HK$189 million compared to HK$8,330 million achieved in the previous year. The results for the year under review included an exceptional impairment provision of HK$356 million made by its subsidiary, SUNeVision, for its technology investments and one-off costs of HK$131 million as a result of a restructuring programme of its business.

The Group's turnover for the year was HK$25,373 million, an increase of HK$7,672 million over the previous year. The increase was mainly due to higher property sales turnover.

Profit generated from property sales, including share of property sales from jointly controlled entities and associates, was HK$4,837 million (2001: HK$4,861 million). Profit contributions for the year mainly came from The Leighton Hill in Happy Valley, The Parcville in Yuen Long, Prima Villa in Shatin, The Belcher's Phase 2 in western Mid-Levels and Les Saisons on Island East.

Net rental income, including share of rental income from jointly controlled entities and associates, was HK$4,432 million, representing an increase of HK$31 million over the previous year. The marginal increase was mainly due to the contributions from new rental properties completed during the year including the Citygate commercial centre in Tung Chung and The Westwood shopping arcade at The Belcher's as well as saving on outgoings, more than offsetting the impact of lower rents upon lease renewals.

Operating profit from hotel operation was HK$189 million (2001: HK$195 million). The slight decrease was due to room renovation works in Royal Garden causing a drop in room revenue.

Profits generated from other business activities increased by HK$24 million to HK$398 million, mainly due to improved operating results of SUNeVision over the previous year.

Other revenue, which comprised mainly income from investment in securities and interest income from advances to joint venture companies, was HK$394 million (2001: HK$547 million) and the decrease was mainly due to reduced gains on disposal of marketable securities.

Net finance cost for the year reduced substantially to HK$566 million (2001: HK$1,158 million) as a result of reduction in the Group's average borrowings and lower interest rates.

The Group recorded a profit of HK$48 million (2001: HK$445 million) from disposal of investments, comprising mainly listed shares originally held for long-term investment.

Share of profits before taxation from associates and jointly controlled entities totalled HK$1,717 million (2001: HK$1,582 million). The major non-property associates are KMB, which contributed a pre-tax profit of HK$599 million (2001: HK$304 million) and SmarTone, which contributed a pre-tax profit of HK$35 million (2001: loss of HK$81 million).

FINANCIAL RESOURCES AND LIQUIDITY

The Group's financial position remains strong, with a large capital base and a low debt leverage. The Group's total shareholders' funds increased slightly to HK$128,598 million as at 30th June 2002 from HK$128,408 million at the previous year end, mainly due to the earnings retained in the year partially offset by the downward revaluation of the Group's investment property portfolio.

At 30th June 2002, the Group's total borrowings amounted to HK$28,329 million. Net debt, after deducting cash and bank deposits of HK$8,272 million, was HK$20,057 million. The Group's borrowings are all unsecured and mainly arranged on a medium to long term basis with a maturity profile set out as follows:

As at 30th June	**2002 HK$ Million**	2001 HK$ Million
Repayable:		
Within one year	**3,828**	4,997
After one year but within two years	**6,277**	6,680
After two years but within five years	**8,335**	10,473
After five years	**9,889**	6,842
Total borrowings	**28,329**	28,992
Cash and bank deposits	**8,272**	9,061
Net debt	**20,057**	19,931

Gearing ratio at the year end, measured by net debt to shareholders' funds, stayed low at 15.6 per cent (2001: 15.5 per cent). Interest cover for the year, measured by the ratio of profit from operations to net interest expenses before capitalization, increased significantly to 9.8 times (2001: 4.8 times).

At the balance sheet date, the Group had contingent liability in respect of guarantees for bank borrowings of joint venture companies in the aggregate amount of HK$3,789 million (2001: HK$7,698 million). The significant reduction in contingent liability was mainly due to repayment of bank loans of two joint venture projects namely, Ocean Shores and The Belcher's.

Apart from refinancing short term debts with long term borrowings, the Group has also secured substantial undrawn facilities on a committed basis from its relationship banks, which helps the Group minimize refinancing risk of its debts and provides the Group with strong financing flexibility.

All the Group's financing and treasury activities are centrally managed and controlled at the corporate level. As at 30th June 2002, 98 per cent of the Group's borrowings were raised through its wholly-owned finance subsidiaries and the remaining two per cent through operating subsidiaries.

The Group adopts a conservative policy on foreign exchange risk management. Approximately 96 per cent of the Group's borrowings were denominated in Hong Kong dollars, with the balance in US dollars and Reminbi to fund property projects in the Mainland. The Group's borrowings are principally arranged on a floating rate basis. For the fixed rate notes issued under the Euro Medium Term Note Programme, interest rate swaps have been utilised to convert them into floating rate debts. The use of financial derivative instruments is strictly controlled and solely for management of the Group's interest rate and foreign currency exchange rate exposures in connection with its borrowings. It is the policy of the Group not to enter into derivative transactions for speculative purposes. As of 30th June 2002, total outstanding interest rate swaps (to swap into floating rate debt) and currency swaps (to hedge principal repayment of USD debt) amounted to HK$3,050 million (2001: HK$3,625 million) and HK$234 million (2001: HK$234 million) respectively.

Expenditures incurred on land acquisitions for the year amounted to HK$2,080 million, which were financed primarily by internally generated funds from operations. With substantial committed banking facilities in place, continuous cash inflow from property sales and a solid base of recurrent income, the Group is in a strong liquidity position and has sufficient financial resources to satisfy its capital commitments and ongoing working capital requirements.

Net Debt to Shareholders' Funds Ratio


Percentage
25
20
15
10
5
17.6
11.7
14.5
15.5
15.6
1998
1999
2000
2001
2002

Net Debt


HK$ million
25,000
20,000
15,000
10,000
5,000
20,295
12,786
17,975
19,931
20,057
1998
1999
2000
2001
2002

Debt Maturity Profile

As at 30th June 2002


35%
29%
22%
35% Over 5 years
29% 2 - 5 years
22% 1 - 2 years
14% Within 1 year

GROUP FINANCIAL SUMMARY

For the year ended 30th June	1998 HK$M	1999 HK$M	2000 HK$M	2001 HK$M	**2002** **HK$M**
Turnover	22,890	23,404	25,826	17,701	**25,373**
Profit from operations	14,128	10,159	8,340	8,329	**8,615**
Profit attributable to shareholders	7,260	9,278	10,822	8,330	**8,519**
	HK$	HK$	HK$	HK$	**HK$**
Earnings per share	3.04	3.87	4.51	3.47	**3.55**
Dividends per share	1.20	1.55	1.75	1.55	**1.55**
Special cash dividends per share	–	–	–	–	**0.60**
Total dividends per share	1.20	1.55	1.75	1.55	**2.15**
Shareholders' funds at book value per share	48.15	45.45	51.56	53.48	**53.56**
Financial ratios					
Net debt to shareholders' funds (%)					
Net debt / Shareholders' funds	17.60	11.70	14.50	15.50	**15.60**
Interest cover (times)					
Profit from operations / Net interest expenses before capitalization	5.40	5.40	6.70	4.80	**9.80**

As at 30th June	1998 HK$M	1999 HK$M	2000 HK$M	2001 HK$M	**2002** **HK$M**
Fixed assets	91,210	77,915	86,291	94,698	**90,989**
Associates and jointly controlled entities	14,319	22,296	23,872	25,072	**24,952**
Investments and loans	3,854	3,815	3,836	3,714	**4,661**
Land pending development	22,658	15,137	18,908	17,324	**13,257**
Net current assets	8,103	7,191	16,294	13,205	**20,816**
Long term liabilities	(24,127)	(16,253)	(23,805)	(23,995)	**(24,501)**
Minority interests	(880)	(967)	(1,611)	(1,610)	**(1,576)**
	115,137	109,134	123,785	128,408	**128,598**
Share capital	1,196	1,201	1,201	1,201	**1,201**
Share premium and reserves	113,941	107,933	122,584	127,207	**127,397**
Shareholders' funds	115,137	109,134	123,785	128,408	**128,598**

Pursuant to the adoption of the SSAP9 (Revised) "Events after the Balance Sheet Date", net current assets and shareholders' funds figures for the years 1998 to 2001 are restated to include the final dividends proposed after the balance sheet dates to conform with current year presentation as explained in Note 1 to the financial statements for the year under review. The shareholders' funds at book value per share and net debt to shareholders' funds are adjusted accordingly.

DIRECTORS' REPORT

The directors present their report for the year ended 30th June 2002:

PRINCIPAL ACTIVITIES

The principal activity of the Company continues to be holding investments in various subsidiaries.

The principal activities of the Group continue to be the development of and investment in properties for sale and rent. Ancillary and supporting businesses, which are described under subsidiaries on pages 134 to 138, are integrated with the main business of the Group. Turnover and contributions to operating profit from overseas activities are immaterial. A segmented analysis of turnover and contributions to operating profit for the Group (excluding jointly controlled entities and associates) is set out below:

HK$M	Turnover		Profit from Operations before Finance Cost	
	2002	2001	**2002**	2001
Property				
Property sales	**16,164**	8,218	**4,044**	3,625
Rental income	**5,336**	5,392	**4,087**	4,073
	21,500	13,610	**8,131**	7,698
Hotel operation	**561**	590	**189**	195
Other business activities	**3,312**	3,501	**398**	374
	25,373	17,701	**8,718**	8,267
Other revenue			**394**	547
Unallocated administrative expenses			**(497)**	(485)
Profit from operations			**8,615**	8,329

GROUP PROFITS

Profit after taxation, including share of profits less losses from jointly controlled entities and associates, amounted to HK$8,455 million (2001: HK$8,340 million). After taking minority interests into account, profit attributable to shareholders was HK$8,519 million (2001: HK$8,330 million).

DIVIDENDS

An interim dividend of HK$0.55 per share (2001: HK$0.55) was paid on 8th April 2002. The directors recommend a final dividend of HK$1.00 per share (2001: HK$1.00) and a special cash dividend of HK$0.60 per share (2001: Nil), making a total dividend of HK$2.15 per share for the full year ended 30th June 2002 (2001: HK$1.55).

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company did not redeem any of its ordinary shares during the year. Neither the Company nor any of its subsidiaries purchased or sold any of the Company's ordinary shares during the year.

SHARE PREMIUM AND RESERVES

Movements in the share premium and reserves of the Company and the Group during the year are shown in note 27 to the financial statements.

FIXED ASSETS

Movements of fixed assets during the year are shown in note 12 to the financial statements.

GROUP FINANCIAL SUMMARY

The results, assets and liabilities of the Group for the last five years are summarized on page 75.

PROPERTIES

Particulars of major investment properties held by the Group are set out on pages 44 and 45.

DIRECTORS

The list of directors is set out on page 8 of the report and their particulars are set out on pages 89 to 93. All directors held office for the whole year. In accordance with Article 104(A) of the Company's Articles of Association, Dr. Lee Shau-kee, Sir Po-shing Woo, Mr. Kwan Cheuk-yin, William and Mr. Chan Kui-yuen, Thomas will retire by rotation at the forthcoming Annual General Meeting and, being eligible, will offer themselves for re-election. None of the directors proposed for re-election has a service agreement with the Company or any of its subsidiaries which is not determinable within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN EQUITY SECURITIES

As at 30th June 2002, the interests of the directors and the chief executive in the equity securities of the Company and its Associated Corporations (as defined in the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance")) as recorded in the register maintained by the Company pursuant to Section 29 of the SDI Ordinance were as follows:

1. Shares in Sun Hung Kai Properties Limited

Name of Directors	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total No. of Shares
Kwok Ping-sheung, Walter	–	–	–	1,075,346,522*	1,075,346,522
Lee Shau-kee	486,340	–	–	343,000	829,340
Kwok Ping-kwong, Thomas	1,901,281	304,065	–	1,073,396,214*	1,075,601,560
Kwok Ping-luen, Raymond	–	1,000	–	1,076,539,895*	1,076,540,895
Kwan Cheuk-yin, William	200,000	–	–	–	200,000
Lo Chiu-chun, Clement	137,273	62,117	–	–	199,390
Law King-wan	20,000	70,267	–	–	90,267
Chan Kai-ming	41,186	–	–	–	41,186
Chan Kui-yuen, Thomas	126,500	66,000	–	–	192,500
Kwong Chun	702,722	339,358	–	–	1,042,080
Wong Yick-kam, Michael	50,904	–	–	–	50,904
Wong Chik-wing, Mike	150,999	–	–	–	150,999

* **Note:** *Those were deemed interests (by virtue of the SDI Ordinance) of Messrs. Kwok Ping-sheung, Walter, Kwok Ping-kwong, Thomas and Kwok Ping-luen, Raymond. Of those shares in the Company, 1,053,362,347 shares represented the same interests and were therefore duplicated amongst those three directors.*

2. Shares in SUNeVision Holdings Limited

Name of Directors	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total No. of Shares
Kwok Ping-sheung, Walter	–	–	–	1,070,000*	1,070,000
Kwok Ping-kwong, Thomas	–	–	–	1,070,000*	1,070,000
Kwok Ping-luen, Raymond	672,500	–	–	1,070,000*	1,742,500
Fung Kwok-king, Victor	–	–	–	8,000	8,000
Kwan Cheuk-yin, William	884	–	–	–	884
Chan Kai-ming	115,000	–	–	–	115,000
Kwong Chun	300,000	–	–	–	300,000
Wong Yick-kam, Michael	100,000	–	–	–	100,000
Wong Chik-wing, Mike	109,000	–	–	–	109,000

* **Note:** *Those were deemed interests (by virtue of the SDI Ordinance) of Messrs. Kwok Ping-sheung, Walter, Kwok Ping-kwong, Thomas and Kwok Ping-luen, Raymond. Of those shares in SUNeVision Holdings Limited ("SUNeVision"), 1,070,000 shares represented the same interests and were therefore duplicated amongst those three directors.*

3. Shares in Other Associated Corporations

(a) Each of Messrs. Kwok Ping-sheung, Walter, Kwok Ping-kwong, Thomas and Kwok Ping-luen, Raymond had the following interests in the equity securities of the following Associated Corporations:

Associated Corporations	No. and Class of Securities	Category of Interest
Superindo Company Limited	10 Ordinary shares	Personal
Super Fly Company Limited	10 Ordinary shares	Personal
Splendid Kai Limited	2,500 Ordinary shares	Corporate*
Hung Carom Company Limited	25 Ordinary shares	Corporate*
Tinyau Company Limited	1 Ordinary share	Corporate*
Open Step Limited	8 Ordinary shares	Corporate*

* **Note:** *Those were deemed interests (by virtue of the SDI Ordinance) of Messrs. Kwok Ping-sheung, Walter, Kwok Ping-kwong, Thomas and Kwok Ping-luen, Raymond because those securities were held by corporations in which they were entitled to control the exercise of one third or more of the voting rights in the general meetings of those corporations.*

(b) Mr. Kwok Ping-sheung, Walter, Mr. Kwok Ping-luen, Raymond and Sir Sze-yuen Chung had personal interests of 61,522 ordinary shares, 393,350 ordinary shares and 18,821 ordinary shares respectively in the equity securities of The Kowloon Motor Bus Holdings Limited.

(c) Mr. Kwok Ping-luen, Raymond had personal interests of 692,846 ordinary shares in the equity securities of SmarTone Telecommunications Holdings Limited.

(d) Dr. Lee Shau-kee had other interests in the equity securities of the following Associated Corporations:

Associated Corporations*	No. and Class of Securities
Mightypattern Limited	200 ordinary shares
Star Play Development Limited	1 ordinary share
Central Waterfront Property Holdings Limited	47.5% of issued share capital
Newfoundworld Holdings Limited	40,000 ordinary shares
Topcycle Development Limited	1 ordinary share
Anbok Limited	2 ordinary shares
Teamfield Property Limited	4,918 ordinary shares

* **Note:** *The shares in Mightypattern Limited and Star Play Development Limited were beneficially owned by Henderson Investment Limited ("HI").*

The respective interests of Henderson Land Development Company Limited ("HL") and The Hong Kong and China Gas Company Limited (a company in which the subsidiaries of HI own more than one-third of its issued shares) in Central Waterfront Property Holdings Limited are 32.5 per cent and 15 per cent respectively.

The shares in Newfoundworld Holdings Limited and Topcycle Development Limited were beneficially owned by HL.

The shares in Anbok Limited and Teamfield Property Limited were held by a company in which HL had a 50 per cent interest.

Dr. Lee Shau-kee beneficially owned all the issued capital of Hopkins (Cayman) Limited. Hopkins (Cayman) Limited as the trustee of a unit trust owns all the issued ordinary shares which carry the voting rights in the capital of Henderson Development Limited ("HD"). HD was the holding company of HL which was the holding company of HI.

By virtue of the SDI Ordinance and the matters aforesaid, Dr. Lee Shau-kee was taken to be interested in the shares and interests as mentioned hereinabove.

4. Share Options in the Company and its Associated Corporations

The interests of the directors and the chief executive in the share options of the Company and its Associated Corporations are stated in the Share Option Schemes section below.

As the Company has not issued any debt securities, therefore save as disclosed above and in the Share Option Schemes below, none of the other directors had any interests in the equity and debt securities of the Company or any of its Associated Corporations as at 30th June 2002 as recorded in the register maintained under Section 29 of the SDI Ordinance. Furthermore, during the year, other than the directors and chief executive of the Company stated above, there was no record of any other person that had maintained an interest in the equity securities of the Company in the register required to be kept under Section 16 (1) of the SDI Ordinance.

SHARE OPTION SCHEMES

1. Sun Hung Kai Properties Limited Share Options

The Company has on 20th November 1997 adopted a share option scheme ("SHKP Share Options" herein also referred to as "the Scheme"). The major terms of the Scheme, in conjunction with to the requirements of Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules"), are as follows:

1. The purpose of the Scheme is to provide incentives to the participants.

2. The participants of the Scheme are full-time employees including executive directors of the Company and its subsidiaries.

3. The maximum number of shares in respect of which options may be granted under the Scheme must not exceed one per cent of the total number of shares of the Company in issue from time to time. As at 26th September 2002, the number of shares available for issue in respect thereof is 24,009,073 shares.

4. No participant shall be granted an option which, if exercised in full, would result in such participant's maximum entitlement to exceed 25 per cent of the aggregate number of shares for the time being issued and issuable under the Scheme.

5. The exercise period of any option granted under the Scheme must not be more than five years commencing on the date of grant.

6. No option can be exercised during the first year of the exercise period.

7. The acceptance of an offer of the grant of the option must be made within 28 days from the date of grant with a non-refundable payment of HK$1.00 from the grantee.

8. The exercise price of an option to subscribe for shares granted pursuant to the Scheme shall be the highest of:-
    - the closing price of the shares as stated in daily quotations sheet of The Stock Exchange of Hong Kong Limited ("the Stock Exchange") on the date on which an offer is made to a participant, which must be a business day;
    - the average of the closing prices of the shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date on which an offer is made; and
    - the nominal value of the shares of the Company.

9. The Scheme shall be valid and effective till 19th November 2007.

Since its adoption, the Company has granted two lots of share options on 15th February 2000 and 16th July 2001. All options granted and accepted can be exercised up to one third during the second year from the date of grant, up to two thirds during the third year from the date of grant, and in whole or in part during the fourth and fifth years from the date of grant, thereafter the relevant options will expire.

The following shows the outstanding positions of the directors and chief executive as at 30th June 2002 with respect to their SHKP Share Options:

			Number of Share Options					
Name of Director	Date of Grant	Exercise Price HK$	Balance as at 1.7.2001	Granted During the Year	Exercised During the Year	Cancelled/ Lapsed During the Year	Balance as at 30.6.2002	
Kwok Ping-sheung, Walter	16.7.2001	70.00	–	75,000	–	–		75,000
Kwok Ping-kwong, Thomas	16.7.2001	70.00	–	75,000	–	–		75,000
Kwok Ping-luen, Raymond	16.7.2001	70.00	–	75,000	–	–		75,000
Law King-wan	16.7.2001	70.00	–	75,000	–	–		75,000
Chan Kai-ming	16.7.2001	70.00	–	75,000	–	–		75,000
Chan Kui-yuen, Thomas	15.2.2000	70.00	150,000	–	–	–	150,000	
	16.7.2001	70.00	–	75,000	–	–	75,000	225,000
Kwong Chun	16.7.2001	70.00	–	75,000	–	–		75,000
Wong Yick-kam, Michael	15.2.2000	70.00	150,000	–	–	–	150,000	
	16.7.2001	70.00	–	75,000	–	–	75,000	225,000
Wong Chik-wing, Mike	15.2.2000	70.00	150,000	–	–	–	150,000	
	16.7.2001	70.00	–	75,000	–	–	75,000	225,000

A summary of the movements during the year ended 30th June 2002 of the share options granted under the SHKP Share Options to the employees of the Company working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance, other than the directors and chief executive as disclosed above, is as follows:-

		Number of Share Options					
Date of Grant	Exercise Price HK$	Balance as at 1.7.2001	Granted During the Year	Exercised During the Year	Cancelled/ Lapsed During the Year	Balance as at 30.6.2002	
15.2.2000	70.00	360,000	–	–	–	360,000	
16.7.2001	70.00	–	1,446,000	–	–	1,446,000	1,806,000

Other than the participants as stated above, the Company has not granted since the adoption of the SHKP Share Options any share options to any other persons as required to be disclosed under Rule 17.07 of the Listing Rules.

Pursuant to Rule 17.08 of the Listing Rules, the valuation of the SHKP Share Options granted during the year ended 30th June 2002 is as follows:-

Name of Participants	Number of Options Granted on 16.7.2001	Option Value as at 16.7.2001 (HK$)	Option Value as at 30.6.2002(HK$)
Kwok Ping-sheung, Walter *(Chairman and Chief Executive)*	75,000	1,931,739	1,066,661
Kwok Ping-kwong, Thomas *(Director)*	75,000	1,931,739	1,066,661
Kwok Ping-luen, Raymond *(Director)*	75,000	1,931,739	1,066,661
Law King-wan *(Director)*	75,000	1,931,739	1,066,661
Chan Kai-ming *(Director)*	75,000	1,931,739	1,066,661
Chan Kui-yuen, Thomas *(Director)*	75,000	1,931,739	1,066,661
Kwong Chun *(Director)*	75,000	1,931,739	1,066,661
Wong Yick-kam, Michael *(Director)*	75,000	1,931,739	1,066,661
Wong Chik-wing, Mike *(Director)*	75,000	1,931,739	1,066,661
Aggregate total of employees	1,446,000	37,243,928	20,565,214
Total	**2,121,000**	**54,629,579**	**30,165,163**

The closing price of the shares of the Company immediately before the date on which the SHKP Share Options were granted was HK$71.25.

According to the Black-Scholes model*, the total value of the options of the Scheme granted on 16th July 2001 was estimated at HK$54,629,579 with the following variables and assumptions:-

1. *Risk Free Rate*

   5.54 per cent, being the approximate yield of 5-year Exchange Fund Note traded on 16th July 2001.

2. *Expected Volatility*

   42.48 per cent, being the annualised volatility of the closing price of the shares of the Company from 16th July 2000 to 15th July 2001.

3. *Expected Dividend*

   (i) Yield: 2.24 per cent, being 2001 prospective dividend yield of the shares of the Company.

   (ii) Growth Rate: -7.1 per cent p.a., being 5-year historical dividend growth rate of the Company.

4. *Expected Life of the options is 5 years with the following assumptions:*

   (i) There is no material difference between the expected volatility over the whole life of the options and the historical volatility of the shares of the Company over the period of from 16th July 2000 to 15th July 2001.

   (ii) There is no material difference between the dividend growth rate over the whole life of the options and the historical dividend growth rate of the Company over the previous five years.

According to the Black-Scholes model*, the total value of the options of the Scheme granted on 16th July 2001 was estimated at HK$30,165,163 as at 30th June 2002 with the following variables and assumptions:-

1. *Risk Free Rate*

   4.39 per cent, being the approximate yield of 5-year Exchange Fund Note traded on 30th June 2002.

2. *Expected Volatility*

   38.23 per cent, being the annualised volatility of the closing price of the shares of the Company from 1st July 2001 to 30th June 2002.

3. *Expected Dividend*

   (i) Yield: 2.61 per cent, being 2002 prospective dividend yield of the shares of the Company.

   (ii) Growth Rate: -7.9 per cent p.a., being 5-year historical dividend growth rate of the Company.

4. *Expected Life of the options is 4 years with the following assumptions:*

   (i) There is no material difference between the expected volatility over the whole life of the options and the historical volatility of the shares of the Company over the period from 1st July 2001 to 30th June 2002.

   (ii) There is no material difference between the dividend growth rate over the whole life of the options and the historical dividend growth rate of the Company over the previous five years.

All the options forfeited before expiry of the Scheme will be treated as lapsed options which will not be added back to the number of shares available to be issued under the Scheme.

* **Note:** *The Black-Scholes model (the "Model") is developed to estimate the fair value of publicly traded options that have no vesting restriction and are fully transferable. The Model is only one of the commonly used models to estimate the fair value of an option. The value of an option varies with different variables of certain subjective assumptions. Any change in the variables so adopted may materially affect the estimation of the fair value of an option.*

2. Share Options of Subsidiaries

The Company has on 4th May 2000 adopted three more share option schemes which were approved for three subsidiaries of the Company, SUNeVision Holdings Limited ("SUNeVision Share Option Scheme"), iAdvantage Limited ("iAdvantage Share Option Scheme") and SUNeVision Red-Dots Limited ("Red-Dots Share Option Scheme"). While Red-Dots Share Option Scheme (which had never been granted) was expired and lapsed on 8th January 2002, no option shares under iAdvantage Share Option Scheme have been granted to any person since their adoption that require to be disclosed under the Listing Rules.

The major terms of the SUNeVision Share Option Scheme and iAdvantage Share Options Scheme ("the Schemes"), in conjunction with the requirements of Chapter 23 of the Rules Governing the Listing of Securities on the Growth Enterprises Market ("GEM") of the Stock Exchange, are as follows:

1. The purposes of the Schemes are to provide incentives to their respective participants.

2. The participants of the SUNeVision Share Option Scheme are full-time employees including executive directors of SUNeVision and its subsidiaries.

   The participants of the iAdvantage Share Option Scheme are full-time employees including executive directors of iAdvantage Limited ("iAdvantage") and its subsidiaries.

3. The maximum number of shares in respect of which options may be granted under the SUNeVision Share Option Scheme must not exceed 10 per cent of the total number of shares of SUNeVision in issue from time to time. As at 26th September 2002, the number of shares available for issue in respect thereof is 202,642,350.

   The maximum number of shares in respect of which options may be granted under the iAdvantage Share Option Scheme must not exceed 10 per cent of the total number of shares of iAdvantage in issue from time to time. The issued share capital of iAdvantage as at 26th September 2002 is HK$4. No option shares for the iAdvantage Share Option Scheme have been granted to any person since their adoption.

4. Pursuant to each of the Schemes, no participant shall be granted an option which, if exercised in full, would result in such participant's maximum entitlement to exceed 25 per cent of the aggregate number of the shares for the time being issued and issuable under the respective Scheme.

5. The exercise period of any option granted under the SUNeVision Share Option Scheme must not be less than three years to be notified by the Board of SUNeVision to each grantee which period of time shall commence on the date of grant of the option and expire on such date as determined by the Board of SUNeVision or 28th February 2010, whichever is the earlier, and subject to the provisions for early termination contained therein.

   The exercise period of any option granted under the iAdvantage Share Option Scheme must not be less than three years to be notified by the Board of iAdvantage to each grantee which period of time shall commence on the date of grant of the option and expire on such date as determined by the Board of iAdvantage or 28th February 2010, whichever is the earlier, and subject to the provisions for early termination contained therein.

6. Pursuant to each of the Schemes, an option may be exercised in accordance with the terms of the respective Scheme at any time during a period to be notified by the respective Board to each grantee.

7. Pursuant to each of the Schemes, the acceptance of an offer of the grant of the respective options must be made within 28 days from the date of grant with a non-refundable payment of HK$1.00 from the grantee.

8. The exercise price of an option to subscribe for shares granted pursuant to the SUNeVision Share Option Scheme shall be the highest of:-
   - the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the date on which an offer is made to a participant, which must be a business day;
   - the average of the closing prices of the shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date on which an offer is made; and
   - the nominal value of the shares of the respective company.

   The exercise price of an option to subscribe for shares granted pursuant to the iAdvantage Share Option Scheme shall be determined by the Board and notified to the grantee and shall not be less than the nominal value of an iAdvantage Share provided that in the case of a grantee which is a director of any holding company of iAdvantage which is also listed on the GEM or the Main Board of the Stock Exchange or his or her associate, the subscription price shall be determined on a fair and reasonable basis and not to be less than the latest audited net tangible assets per share of iAdvantage.

9. The Schemes shall be valid and effective till 28th February 2010.

Pursuant to the SUNeVision Share Option Scheme, the following directors and chief executive of the Company were granted share options to subscribe for shares in SUNeVision, details of which are as follows:

			Number of Share Options					
Name of Director	**Date of Grant**	**Exercise Price HK$**	**Balance as at 1.7.2001**	**Granted During the Year**	**Exercised During the Year**	**Cancelled/ Lapsed During the Year**	**Balance as at 30.6.2002**	
Kwok Ping-sheung, Walter	28.3.2000	10.38	415,000	–	–	–	415,000	
	7.4.2001	2.34	180,000		–	–	180,000	595,000
Kwok Ping-kwong, Thomas	28.3.2000	10.38	415,000	–	–	–	415,000	
	7.4.2001	2.34	180,000		–	–	180,000	595,000
Kwok Ping-luen, Raymond	28.3.2000	10.38	755,000	–	–	–	755,000	
	7.4.2001	2.34	350,000		–	–	350,000	1,105,000
Chan Kui-yuen, Thomas	28.3.2000	10.38	510,000	–	–	–	510,000	
	7.4.2001	2.34	180,000		–	–	180,000	690,000
Wong Yick- kam, Michael	28.3.2000	10.38	360,000	–	–	–	360,000	
	7.4.2001	2.34	180,000		–	–	180,000	540,000

The options at the exercise price of HK$10.38 per share may be exercised in accordance with the terms of the scheme as to:

(i) one third of the options within three years commencing on 31st December 2000;

(ii) a further one third of the options within three years commencing on 31st December 2001;

(iii) the remaining one third of the options within three years commencing on 31st December 2002; and

(iv) the options will expire on 30th December 2005.

The options at the exercise price of HK$2.34 per share may be exercised in accordance with the terms of the relevant scheme as to:

(i) one third of the options within three years commencing on 20th March 2002;

(ii) a further one third of the options within three years commencing on 20th March 2003;

(iii) the remaining one third of the options within three years commencing on 20th March 2004; and

(iv) the options will expire on 19th March 2007.

A summary of the movements during the year ended 30th June 2002 of the share options granted under the SUNeVision Share Option Scheme to the employees of the Company working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance, other than the directors and chief executive as disclosed above, is as follows:-

		Number of Share Options					
Date of Grant	**Exercise Price HK$**	**Balance as at 1.7.2001**	**Granted During the Year**	**Exercised During the Year**	**Cancelled/ Lapsed During the Year**	**Balance as at 30.6.2002**	
28.3.2000	10.380	2,580,000	–	–	–	2,580,000	
30.11.2000	3.885	937,500	–	–	250,000	687,500	
7.4.2001	2.340	1,305,000	–	–	–	1,305,000	4,572,500

Other than the participants as stated above, SUNeVision has not granted since the adoption of the SUNeVision Share Option Scheme any share options to any other persons as required to be disclosed under Rule 17.07 of the Listing Rules.

ARRANGEMENT TO PURCHASE SHARES OR DEBENTURES

Other than the share option schemes as mentioned above, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the directors of the Company to acquire benefits by means of the acquisition of shares or debentures of the Company or of any other body corporate.

SUBSTANTIAL SHAREHOLDERS

As at 30th June 2002, the interests of every person, other than a director or chief executive of the Company, being 10 per cent or more in the equity securities of the Company as recorded in the register required to be kept under Section 16(1) of the SDI Ordinance, were as follows:

Name	Number of Shares
HSBC Holdings plc	1,127,673,876
HSBC Bank plc	1,082,887,682
Midcorp Limited	1,082,887,682
Griffin International Limited	1,082,887,682
HSBC Europe BV	1,082,887,682
HSBC Europe (Netherlands) BV	1,082,887,682
HSBC International Trustee Limited *	1,082,875,682

* **Note:** *The shares in which HSBC International Trustee Limited was interested formed part of the shares in which HSBC Europe (Netherlands) BV was interested; the shares in which HSBC Europe (Netherlands) BV was interested were shares in which HSBC Europe BV was interested; the shares in which HSBC Europe BV was interested were the shares in which Griffin International Limited was interested, the shares in which Griffin International Limited was interested were the shares in which Midcorp Limited was interested, the shares in which Midcorp Limited was interested were the shares in which HSBC Bank plc was interested and the shares in which HSBC Bank plc was interested formed part of the shares in which HSBC Holdings plc was interested.*

Of the above shares in the Company in which HSBC International Trustee Limited was interested, 1,053,362,347 shares were the shares referred to in the Note to section 1 of the sub-section on "Directors' Interests in Equity Securities".

BANK AND OTHER BORROWINGS

Details of bank and other borrowings are set out in notes 21 and 23 to the financial statements on pages 125 and 126.

INTEREST CAPITALIZED

Interest capitalized during the year amounted to HK$317 million (2001: HK$593 million).

CHARITABLE DONATIONS

HK$68 million was donated during the year (2001: HK$47 million).

DIRECTORS' INTERESTS IN COMPETING BUSINESSES

The interests of directors of the Company in competing businesses as at 30th June 2002 required to be disclosed pursuant to Rule 8.10 of the Listing Rules were as follows:

Messrs. Kwok Ping-sheung, Walter, Kwok Ping-kwong, Thomas and Kwok Ping-luen, Raymond are brothers (collectively "the Kwok Brothers") within a family whose businesses consist of property development and investment in Hong Kong through companies in which they have maintained certain personal and deemed interests. As such, they are regarded as being interested in such competing businesses ("Excluded Businesses") with the Company and its subsidiaries ("the Group"). However, when compared with the dominance and size of operations of the Group, such Excluded Businesses are immaterial. Since the Group does not have property developments and investments in locations other than in Hong Kong and Mainland China and the Kwok family does not have such business in the Mainland, the Kwok Brothers are therefore not regarded to be interested in such Excluded Businesses of the Group in the Mainland.

Messrs. Kwok Ping-sheung, Walter and Kwok Ping-luen, Raymond are directors of The Kowloon Motor Bus Holdings Limited in which the Group has a substantial interest, which businesses consist of property development and investment. In this regard, each of them is regarded to be interested in such Excluded Businesses with the Group.

Messrs. Kwok Ping-luen, Raymond and Wong Yick-kam, Michael are respectively the Chairman and a director of SmarTone Telecommunications Holdings Limited in which the Group has a substantial interest, which businesses consist of internet services. In this respect, they are regarded to be interested in such Excluded Businesses with SUNeVision Holdings Limited, the technology arm of the Group.

Dr. Lee Shau-kee is the Chairman and Managing Director of Henderson Land Development Co. Limited and Henderson Investment Limited. He is also Chairman of Henderson China Holdings Limited, a director of The Miramar Hotel and Investment Co. Limited, The Hong Kong and China Gas Company Limited and certain subsidiaries of the aforementioned listed companies. In addition to his being a director, Dr. Lee has maintained certain personal and deemed interests in some of these companies, which businesses consist of property development and investment, property management, infrastructure, internet and telecommunication services, which constitute Excluded Businesses of the Group. Dr. Lee is a non-executive director of the Company, who is not involved in the daily management of the Group.

Messrs. Kwok Ping-luen, Raymond and Wong Yick-kam, Michael are non-executive directors of USI Holdings Limited and Mr. Wong Yick-kam, Michael also acts as alternate director to Mr. Kwok Ping-luen, Raymond. The Group has a substantial interest in the company, which businesses consist of property development and investment, and therefore each of them is regarded to be interested in such Excluded Businesses with the Group.

Other than the family businesses of the Kwok Brothers, the above-mentioned Excluded Businesses are managed by separate publicly listed companies with independent management and administration. In this respect, coupled with the diligence of its independent non-executive directors and the Audit Committee, the Group is capable of carrying on its businesses independent of, and at arms length from, the Excluded Businesses mentioned above.

CONNECTED TRANSACTION

On 14th September 2001, the Company provided a guarantee ("the Guarantee") in favour of a financial institution in the amount of 75/95 (approximately 78.95 per cent) of the obligation and liabilities of Shanghai Central Plaza Property Co., Ltd. ("the Borrower") under a US$ loan facility of US$50,000,000 and a Renminbi loan facility of RMB82,800,000. The Borrower is a Cooperative Joint Venture in which the Company has an effective holding of 75 per cent.

The other two ultimate shareholders of the Borrower, namely, Recosia Pte Ltd. ("Recosia") and Wing Tai Holdings Ltd. ("Wing Tai") has respectively provided guarantee for 15/95 (approximately 15.79 per cent) and 5/95 (approximately 5.26 per cent) of the Borrower's indebtedness.

In view of the foreign exchange restrictions in the PRC, the giving of guarantee by 上海復興建設發展有限公司 ("the Chinese Party"), being the remaining five per cent equity holder of the Borrower, in respect of a loan in foreign currency would not be approved. The Company, Recosia and Wing Tai therefore have provided guarantees on behalf of the Chinese Party in the aforesaid manner.

In view of above, the granting of the Guarantee by the Company constitute a connected transaction under Rule 14.25 (2)(a) of the Listing Rules.

INTEREST IN CONTRACTS

No contracts of significance to which the Company or any of its subsidiaries was a party and in which a director had a material interest subsisted at any time during the year.

MAJOR CUSTOMERS AND SUPPLIERS

During the year, less than 30 per cent of the Group's sales and less than 30 per cent of the Group's purchases were attributable to the Group's five largest customers and five largest suppliers respectively.

AUDITORS

The retiring auditors, Messrs. Deloitte Touche Tohmatsu, have signified their willingness to continue in office. A resolution will be proposed at the Annual General Meeting to re-appoint them and to authorize the directors to fix their remuneration.

AUDIT COMMITTEE

The Audit Committee, which was established pursuant to the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, comprising Mr. Kwan Cheuk-yin,William (Chairman), Sir Sze-yuen Chung and Mr. Lo Chiu-chun, Clement, met twice in the year.

During the meetings, the Committee reviewed and made recommendations on the improvement of the Company's financial reporting process and internal controls.

CODE OF BEST PRACTICE

The Company has complied with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the listing of Securities on The Stock Exchange of Hong Kong Limited during the accounting period covered by this annual report.

This report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Board.

Kwok Ping-sheung, Walter
Chairman & Chief Executive

Hong Kong, 26th September 2002

DIRECTORS AND ORGANIZATION

KWOK Ping-sheung, Walter

Msc (Lond), DIC, MICE, JP

Chairman & Chief Executive (Age: 51)

Mr. Kwok has been with the Group for 28 years. He holds a Master of Science degree in Civil Engineering from Imperial College, University of London, and is a Member of the Institute of Civil Engineers. He is an Executive Director of SUNeVision Holdings Limited and a Director of The Kowloon Motor Bus Holdings Limited, Wilson Parking (HK) Ltd. and Hung Cheong Import & Export Co., Ltd.

He is also a Director of The Real Estate Developers Association of Hong Kong and Tsimshatsui East Property Developers' Association Ltd. and Honorary Treasurer of the Federation of Hong Kong Hotel Owners. On the community front, he is the Chairman of the Former Directors Committee of the Hong Kong Community Chest, Board Member of the Lord Wilson Heritage Trust, a Member of the Young Presidents' Organization (China Chapter) and a Member of the Hong Kong & China Committee of the Pacific Basin Economic Council.

Mr. Kwok is an Honorary Citizen of Beijing & Guangzhou, a Member of the National Committee of the Chinese People's Political Consultative Conference and Vice Chairman of the All-China Federation of Industry and Commerce. Mr. Kwok is the elder brother of Mr. Kwok Ping-kwong,Thomas and Mr. Kwok Ping-luen, Raymond.

Dr. LEE Shau-kee

DBA(Hon), DSSc(Hon), LLD(Hon)

Non-Executive Director

Vice Chairman (Age: 74)

Dr. Lee has been a Non-Executive Director of the Company for the last 30 years. He is the Founder and Chairman and Managing Director of Henderson Land Development Company Ltd. and Henderson Investment Ltd. He has been engaged in property development in Hong Kong for more than 46 years. He is also Chairman of Henderson Cyber Ltd., The Hong Kong and China Gas Company Ltd. and Miramar Hotel and Investment Company, Ltd. as well as a Director of Henderson China Holdings Ltd., The Hong Kong Ferry (Holdings) Company Ltd. and The Bank of East Asia, Limited.

KWOK Ping-kwong, Thomas

MSc (Bus Adm), BSc (Eng), FCPA, JP

Vice Chairman & Managing Director (Age: 50)

Mr. Kwok is Vice Chairman & Managing Director of Sun Hung Kai Properties Limited, and has been with the Group for 25 years. He is also Chairman of Route 3 (CPS) Company Limited, Joint Chairman of IFC Development Limited, an Executive Director of SUNeVision Holdings Limited and an Independent Non-Executive Director of The Bank of East Asia, Limited. Mr. Kwok holds a Master's degree in Business Administration from The London Business School, University of London and a Bachelor's degree in Civil Engineering from Imperial College, University of London.

He is Executive Vice President of The Real Estate Developers Association of Hong Kong, a Committee Member of the Land Sub-Committee and Planning Sub-Committee of the Land & Building Advisory Committee. He also serves as a government appointed Member of the Business Advisory Group and the Provisional Construction Industry Co-ordination Board.

In the past he has served as a Member of the Social Welfare Policies & Services Committee, the Land & Building Advisory Committee, the Registered Contractors' Disciplinary Board, the Council of The Open University of Hong Kong and the General Chamber of Commerce Industrial Affairs Committee. He was also Chairman of the Property Management Committee of the Building Contractors' Association, Council Member of the Hong Kong Construction Association and a Board Member of the Community Chest of Hong Kong. Mr. Kwok is an Honorary Citizen of Guangzhou and a Member of the Ninth Chinese People's Political Consultative Conference Shanghai Committee. Mr. Kwok is the younger brother of Mr. Kwok Ping-sheung, Walter and the elder brother of Mr. Kwok Ping-luen, Raymond.

KWOK Ping-luen, Raymond

MA (Cantab), MBA, Hon DBA

Vice Chairman & Managing Director (Age: 49)

Mr. Kwok has been with the Group for 24 years. He holds a Master of Arts degree in Law from Cambridge University, a Master's degree in Business Administration from Harvard University and an Honorary Doctorate degree in Business Administration from The Open University of Hong Kong. He is Chairman and Chief Executive Officer of SUNeVision Holdings Limited, Chairman of SmarTone Telecommunications Holdings Limited and a Director of The Kowloon Motor Bus Holdings Limited, Route 3 (CPS) Company Limited and Airport Freight Forwarding Centre Company Limited.

In civic activities, Mr. Kwok is a Non-Executive Director of the Securities and Futures Commission, a Director of The Real Estate Developers Association of Hong Kong, a Member of the General Committee of The Hong Kong General Chamber of Commerce, a Member of the Hong Kong Port and Maritime Board and Vice-Chairman of the Council of The Chinese University of Hong Kong. He is also a Member of the Advisory Council of One Country Two Systems Research Institute Limited and Chairman of the Management Committees of the Police Children's Education Trust and the Police Education and Welfare Trust. Mr. Kwok is also a Member of the Ninth Chinese People's Political Consultative Conference Beijing Committee, a Member of the President's Council on International Activities in Yale University and a Member of the Asia Advisory Board of Harvard Business School. Mr. Kwok is the younger brother of Mr. Kwok Ping-sheung, Walter and Mr. Kwok Ping-kwong, Thomas.

The Hon Sir Sze-yuen CHUNG

GBM, GBE, PhD, FREng, JP

Independent Non-Executive Director (Age: 84)

Sir Sze-yuen Chung is Chairman and Non-Executive Director of The Kowloon Motor Bus Holdings Limited. He is also Director of CLP Holdings Limited and Wheelock & Company Limited; and Pro-Chancellor of Hong Kong University of Science & Technology. He has contributed significantly in Hong Kong's political, industrial and tertiary education fields for over four decades. He was Senior Member of Hong Kong Legislative Council (1974-78), Executive Council (1980-88), and Convenor of HKSAR Executive Council (1997-99). He was Chairman of Federation of Hong Kong Industries (1966-70), and Hong Kong Productivity Council (1974-78); and President of Engineering Society of Hong Kong (1960-61) and Hong Kong Academy of Engineering Sciences (1994-97). He established Hong Kong Polytechnic in 1972, City Polytechnic in 1984, Hong Kong University of Science & Technology in 1991 and Hospital Authority in 1990. He was deeply involved in the Sino-British Negotiation on Hong Kong's future (1982-85) and the establishment of the Hong Kong Special Administrative Region (1994-97).

Sir Po-shing WOO

Hon.LLD., FCIArb, F.I.Mgt., FInstD

Independent Non-Executive Director (Age: 73)

Sir Po-shing Woo has been a Non-Executive Director of the Company since 1972. He is a solicitor and a consultant of Woo, Kwan, Lee & Lo, Solicitors & Notaries, a Director of Henderson Development Ltd., Henderson Land Development Company Ltd. and Henderson Investment Ltd. He was admitted to practise as solicitor in England and Hong Kong and is also a Fellow of The Hong Kong Management Association, The Chartered Institute of Arbitrators, The Institute of Management and The Institute of Directors of England. He was awarded an Hon.LLD. by The City University of Hong Kong and is a Fellow of King's College of London as well as Honorary Professor of Nankai University of Tianjin. He is also the Founder of the Woo Po Shing Medal in Law and the Woo Po Shing Overseas Summer School Travelling Scholarship, both at The University of Hong Kong, and the Woo Po Shing Professor (Chair) of Chinese and Comparative Law at City University.

Dr. FUNG Kwok-king, Victor

BSc, MSc, PhD

Independent Non-Executive Director (Age: 57)

Dr. Victor Fung was appointed as an Independent Non-Executive Directors in May 1999. Dr. Fung is Chairman of the Li & Fung Group, the Airport Authority and The Hong Kong University Council, a Non-Executive Director of BOC Hong Kong (Holdings) Ltd., PCCW Limited, Hysan Development Company Ltd., Kerry Properties Ltd., Orient Overseas (International) Ltd., Dao Heng Bank Group Ltd., DBS Kwong On Bank Ltd. and Anglogold Limited and Director of a number of other companies. He holds a Bachelor and a Master Degree from the Massachusetts Institute of Technology, a Doctorate from Harvard University.

KWAN Cheuk-yin, William

LLB

Independent Non-Executive Director (Age: 68)

Mr. William Kwan was appointed as an Independent Non-Executive Directors in July 1999. As a Senior Partner with the Solicitors firm of Woo, Kwan, Lee & Lo, Mr. Kwan has 40 years of experience in legal practice. He is a former Director and Advisor and currently a voting member of the Tung Wah Group of Hospitals, a past member of the Stamp Advisory Committee, Vice Chairman of the Hong Kong Scout Foundation, President of the Hong Kong Branch of the King's College London Association, President of the Hong Kong Philatelic Society, Vice Chairman of the Federation of Inter-Asia Philately, a permanent advisor of Wah Yan (Hong Kong) Past Students Association and an Honorary Legal Advisor of the Hong Kong Society for Reproductive Society.

Mr. Kwan was Commissioner General and Vice Chairman of the Organizing Committees of the Hong Kong '94, '97 and 2001 Stamp Exhibitions. He served on the Hong Kong Golf Club General Committee on several occasions in various capacities. He graduated from King's College, London University and is a Fellow of both King's College and the Institute of Arbitrators.

LO Chiu-chun, Clement

Non-Executive Director (Age: 72)

Mr. Lo was an Executive Director of the Company and the Company Secretary of the Group for 28 years before he resigned from both positions in early 1998. Mr. Lo has been in the property development industry since 1960s.

DIRECTORS AND ORGANIZATION

LAW King-wan

Non-Executive Director (Age: 66)

Mr. Law was an Executive Director of the Company. He headed the Sales Department of the Group for 32 years before he retired at the end of September 2001. He is a Member of the Standing Committee of the Guangdong Provincial Committee of the Chinese People's Political Consultative Conference, a Standing Committee Member of the Chinese General Chamber of Commerce, Founding President of the Hong Kong Institute of Real Estate Administration and President of the Shun Tak Fraternal Association.

CHAN Kai-ming

CEng, FIStructE, MICE

Executive Director (Age: 70)

Mr. Chan has been an Executive Director since 1981. Mr. Chan also served as an appointed Member of the District Board of Shatin for three years from 1985.

CHAN Kui-yuen, Thomas

B Comm

Executive Director (Age: 56)

Mr. Chan graduated from the United College, The Chinese University of Hong Kong. He joined the Group in 1973 and is now responsible for land acquisitions and project planning matters. Mr. Chan is also an Executive Director of SUNeVision Holdings Limited.

KWONG Chun

Executive Director (Age: 73)

Mr. Kwong graduated from the Zhong Nan Finance & Economics College of Wuhan in China. He worked for the Guangzhou office of the People's Bank of China before coming to Hong Kong in 1962 to work for Eternal Enterprises Ltd. He was transferred to Sun Hung Kai Enterprises Ltd. in 1963. In 1972, Sun Hung Kai Properties Ltd. became a listed company and he has worked for it ever since. He was appointed an Executive Director in 1992.

WONG Yick-kam, Michael

BBA, MBA

Executive Director (Age: 50)

Mr. Wong has been with the Group for 21 years. He obtained his Bachelor's and Master's degrees in Business Administration from The Chinese University of Hong Kong. He was appointed an Executive Director in 1996 and is currently responsible for the Group's strategic and corporate planning, infrastructure projects, financial investments, and relations with the investment community. Mr. Wong is also an Executive Director of SUNeVision Holdings Limited and a Non-Executive Director of RoadShow Holdings Limited, SmarTone Telecommunications Holdings Limited and USI Holdings Limited.

WONG Chik-wing, Mike

FHKIS, Registered Professional Surveyor (BS)

Executive Director (Age: 46)

Mr. Wong graduated from the Hong Kong Polytechnic with distinction. He is a Fellow of the Hong Kong Institute of Surveyors and a Registered Professional Surveyor. He joined the Group in 1981 and was appointed an Executive Director in 1996. He is currently responsible for project management matters of the Group's development projects.

SO Hing-woh, Victor

MBA, FHKIS, FRICS, FHKIH, FCIH, RPHM, JP

Executive Director (Age: 56)

Mr. Victor So was appointed as an Executive Director of the Company on 2nd October 2002. Mr. So is in charge of the Group's property business in Shanghai and southern China.

Prior to joining the Group, Mr. So was the Executive Director of Hong Kong Housing Society, Property Director of MTR Corporation and had held senior positions in other private and public organizations. Mr. So also has experience in community services as Chairman of Housing Managers Registration Board, Member of Land & Building Advisory Committee, Council Member of Employers' Federation of Hong Kong and Co-opted Member to the Historical Buildings & Structures Committee of the Antiquities Advisory Board. He had also served as Member of the Long Term Housing Strategy Advisory Committee, Member of Hong Kong Housing Authority and Member of the Town Planning Board.

Mr. So holds a Master's degree in Business Administration from The Chinese University of Hong Kong. He is a Registered Professional Housing Manager, Fellow Member of the Royal Institution of Chartered Surveyors, Chartered Institute of Housing, Hong Kong Institute of Surveyors and Hong Kong Institute of Housing.

WOO Ka-biu, Jackson

MA (Oxon)

Alternate Director to Sir Po-shing Woo (Age: 40)

Mr. Woo was appointed as an Alternate Director to Sir Po-shing Woo on 2nd October 2002. Mr. Woo is also a Director of N. M. Rothschild & Sons (Hong Kong) Limited. He holds a Master's degree in Jurisprudence from Oxford University and is qualified as a solicitor in Hong Kong, Australia, England and Wales. Mr. Woo was a partner in the corporate finance department of Woo, Kwan, Lee & Lo and is now a consultant to the firm. He is an Independent Non-Executive Director of Henderson Cyber Ltd. Mr. Woo is also an Alternate Director to Sir Po-shing Woo, an Independent Non-Executive Director of Henderson Land Development Company Ltd. and Henderson Land Investment Ltd. Mr. Woo is the son of Sir Po-shing Woo.

ORGANIZATION CHART AND SENIOR EXECUTIVES


Chairman & Chief Executive
Kwok Ping-sheung, Walter
(1)
Vice Chairman & Managing Director
Kwok Ping-kwong, Thomas
Vice Chairman & Managing Director
Kwok Ping-luen, Raymond
Architectural & Engineering
Executive Director
Chan Kai-ming
(2)
Project Management
Executive Director
Wong Chik-wing, Mike
(3)
Special Projects
(5)
Mechanical & Electrical Installation
(6a)
Valuation
(8)
Leasing
(10)
Kowloon Station Project Office
(4)
Construction
(6)
Project Monitoring
(7)
Hotel
(9)
Project Planning
Executive Director
Chan Kui-yuen, Thomas
(11)
Sales
(12)
China
Executive Director
So Hing-woh, Victor
(13)
Building Management
Executive Director
Kwong Chun
(14)
SUNeVision
(17)
Logistics Services
(19)
Insurance
(21)
Corporate Finance
(23)
Financial Control & Business Development
(25)
Internal Audit
(27)
Corporate Planning & Investments
Executive Director
Wong Yick-kam, Michael
(15)
Property Investment
(16)
Transport Infrastructure Management
(18)
Financial Services
(20)
Estate Management
(22)
Company Secretarial & Legal
(24)
Accounts
(26)
Internal Affairs
(28)

(1) EXECUTIVE COMMITTEE

Kwok Ping-sheung, Walter
MSc(Lond), DIC, MICE, JP
Chairman and Chief Executive

Kwok Ping-kwong, Thomas
MSc(Bus Adm), BSc(Eng), FCPA, JP
Vice Chairman and Managing Director

Kwok Ping-luen, Raymond
MA(Cantab), MBA, Hon DBA
Vice Chairman and Managing Director

Chan Kai-ming
CEng, FIStructE, MICE
Executive Director (Architectural & Engineering)

Chan Kui-yuen, Thomas
B Comm
Executive Director (Project Planning)

Kwong Chun
Executive Director (Building Management)

Wong Yick-kam, Michael
BBA, MBA
Executive Director (Corporate Planning & Investments)

Wong Chik-wing, Mike
FHKIS, RPS(BS)
Authorized Person
Executive Director (Project Management)

So Hing-woh, Victor
MBA, FHKIS, FRICS, FHKIH, FCIH, RPHM, JP
Executive Director (China)

(1a) CHAIRMAN'S OFFICE

Yung Wing-chung
Corporate Advisor

Leung Kui-king, Donald
BSc
Assistant to Chairman

Au Shiu-tung, Patrick
FRICS, FHKIS, RPS
Authorized Person
Project Planning Advisor

Chien Yuan-hwei, George
BSc(Eng), MSc, DIC, CEng, PEng, FICE, MITE
Transportation Advisor

So Sing-tak, Andrew
BA, MBA
Special Assistant to Vice Chairman & Managing Director

(2) ARCHITECTURAL AND ENGINEERING

Chan Kai-ming
CEng, FIStructE, MICE
Executive Director

Sitt Nam-hoi
BA(Hons), BArch(Distinction), HKIA
Registered Architect
Authorized Person
Chief Architect

Yu Chung-yeung
CEng, FIStructE, FHKIE, MICE, RSE, RPE
Principal Engineer

Li Kwong-hing
BSc(Eng), MSc, DIC, CEng, MIMechE, MCIBSE, MHKIE
Chief Building Services Engineer

Ng Tze-kwan, Jeff
BArch, MAIBC, MRAIC, HKIA
Registered Architect
Authorized Person
Deputy Chief Architect

Yau Hin-chung, William
BA(AS)
Deputy Manager

Ng Chuek-ting
BSc(Eng)
Senior Structural Engineer

Li Chun-kou
BSc(Eng)
Consultant

Choi Siu-chuen
MHKIE
Deputy Chief Building Services Engineer

Leung Yuen-dick, Dick
BArch, MA Arbitration, HKIA
Registered Architect
Authorized Person
Senior Architect

Lau Kay-shui
MSc, CEng, MIStructE, MHKIE, RPE, RSE
Senior Structural Engineer

Chiu Wai-kuen, Stephen
BSc(Eng)
Senior Structural Engineer

Chiu Tai-shing, Joseph
BASc
Senior Structural Engineer

Li Ka-wing
Assistant Manager

(3) PROJECT MANAGEMENT

Wong Chik-wing, Mike
FHKIS, RPS(BS)
Authorized Person
Executive Director

Tung Chi-ho, Eric
BA(AS)Hons, BArch, RIBA, HKIA
Registered Architect
Authorized Person
Manager

Tam Tin-fong, Martin
BArch, RIBA, FHKIA
Registered Architect
Authorized Person
Manager

Au Yeung Shiu-keung
BSc(Eng), CEng, FHKIE, FCIBSE, FIEE, FIEAust
Manager

Au Ho-cheung, David
BSc(Arch), MArch, HKIA
Registered Architect
Authorized Person
Deputy Manager

Chu Kwok-kit, Ringo
BA(AS), BArch, RIBA, HKIA, ARAIA
Registered Architect
Authorized Person
Deputy Manager

Lu Chee-yuen, Spencer
BEng, MEng, CEng, MIStructE, MHKIE, RPE
Authorized Person
Deputy Manager

Wong Kim-wing, Ball
BA(AS), BArch, HKIA
Registered Architect
Authorized Person
Deputy Manager

Ng Chak-kin, Clarence
BA(AS), BArch, RIBA, HKIA, ARAIA
Registered Architect
Authorized Person
Assistant Manager

Woo Yan-fan, Stella
BA(AS), MArch, MBA, HKIA
Registered Architect
Authorized Person
Assistant Manager

Chiu Hon-hang, Elvin
BES, BEDS, BArch, RIBA, HKIA
Registered Architect
Authorized Person
Assistant Manager

Chan Hong-ki, Robert
BSc, MRICS, AHKIS, RPS(BS)
Authorized Person
Assistant Manager

Chui Ching-sai, Alex
BSc, MBA
Assistant Manager

Ip Pui-tung, Paul
BA(AS), BArch, HKIA, RIBA
Registered Architect
Authorized Person
Assistant Manager

Cheung Chin-hung
BEng(Hons), CEng, MHKIE, MICE, MGSHK, EUR.ING, RPE
Assistant Manager

(4) KOWLOON STATION PROJECT OFFICE

Chan Kai-ming
CEng, FIStructE, MICE
Executive Director & Consultant

Wong Chik-wing, Mike
FHKIS, RPS(BS)
Authorized Person
Executive Director

Sitt Nam-hoi
BA(Hons), BArch(Distinction), HKIA
Registered Architect
Authorized Person
Project Director

Chu Kwok-kit, Ringo
BA(AS), BArch, RIBA, HKIA, ARAIA
Registered Architect
Authorized Person
Deputy Project Director

Cheung Kai-wah, Gabriel
MConstMgt, FHKIS, FRICS, FCIOB, MCIArb, MACostE, MHKICM, RPS(QS)
Senior Project Manager (Cost & Contract)

Lau Man-kwan, Julia
BArch, HKIA
Registered Architect
Authorized Person
Project Manager (Architectural)

(5) SPECIAL PROJECTS

Chu Chung-kai, Samson
BSc(Hons), MRICS, AHKIS
Manager

Chiu Ching-shi, Iris
B Comm
Deputy Manager (Leasing & Management)

Lau Lai-ching, Ellijah
Dip.BS(Mktg), MHIREA, MCIH, MHKIH
Deputy Manager (Leasing & Management)

Pih Kam-shen, Philip
MHKIE, MASHRAE, MRSES, MHIREA, MBSOMES, RPE
Deputy Manager (Building Services & Maintenance)

(6) CONSTRUCTION

Wong Chik-wing, Mike
FHKIS, RPS(BS)
Authorized Person
Executive Director

Chien Chung-kwong, Philip
BSc, MEng
Consultant

Kwok Leung Kit-kan, Ingrid
MSc(Bus Adm), BSc(Hons), CEng, MBCS, MHKIE
Manager

Tsoi Siu-ho, Robert
BSc, MSc, FHKSA, ACMA, ARCS, DIC
Manager (Central Functions)

Lee Bing-shu
Manager (Construction Management)

Mo Kon-fei, Kenneth
MSc(Eng), MBA, CEng, MHKIE, MICE, RSE
Authorized Person
Deputy Manager (Construction Management)

Lu Chee-yuen, Spencer
BEng, MEng, CEng, MIStructE, MHKIE, RPE
Authorized Person
Deputy Manager (Construction Management)

Chan Hon-yee
ACMA, AHKSA
Deputy Manager (Construction Management)

Tsoi Yuk-man, Desmond
MA, FCIArb, MRICS, AHKIS, MCIOB
Deputy Manager (Construction Management)

Hui Lin-sing, Roger
BSc(Eng), CEng, MICE, MIStructE, MHKIE, RSE, RPE
Deputy Manager (Construction Management)

Wong Leung Kit-wah, Linda
Deputy Manager (Purchasing)

Tung Siu-lun
BSc(Eng), CEng, MIEE
Deputy Manager

Lam Fuk-wing
BSc(Civil Eng)
Assistant Manager (Construction Management)

Lee Kwok-wa, Chris
Assistant Manager (Construction Management)

Cheung Kam-fan
Assistant Manager (Construction Management)

Tse Kam-hon, Sidney
Consultant (Construction Management)

Ng Kwok-cheung, Barry
BCSc(Hons)
Assistant Manager (Information Technology)

Lau Wai-keung, Dennis
ARICS, AHKIS
Assistant Manager (Contract Subletting)

Chan Kin-wah, Jonathan
TechRICS
Assistant Manager (Contract Subletting)

Lai Wai-ching, Phoebe
MSc, FCCA, AHKSA
Assistant Manager (Accounting)

Chan Ying-kuen, David
Assistant Manager (Accounting)

Fung Chi-on, Ricky
Assistant Manager (Purchasing)

Chan Wai-leung, Eric
MRICS, AHKIS, AAIQS
Assistant Manager (Contracts)

Loo Wing-lam, William
DMS, MIFPO, MHKISA, MIMgt, MIIRSM,CPM
Assistant Manager (Safety and Security)

Lai Siu-ki, Pele
MIHRM(HK)
Assistant Manager (Personnel & Administration)

Mak Kwok-leung
BSc, CEng, MIMechE, MHKIE, RPE
Assistant Manager (Plant & Machinery)

(6a) MECHANICAL AND ELECTRICAL INSTALLATION

Yu Yiu-wing
Manager

Sin Hung-fai
Assistant Manager (Fire Services)

Ng Chung-ming
Assistant Manager (Fire Services)

Chan Chor-tat, Gilbert
Assistant Manager (Fire Services)

Tam Ping-ip
DMS, MIEEE
Assistant Manager (Electrical Services)

Pang Ki-kai
AIIM
Assistant Manager (Electrical Services)

Lam Chung-mo, Moses
BEng(Hons), CEng, MIEE, MHKIE, RPE
Assistant Manager (Electrical Services)

(7) PROJECT MONITORING

Luk Wang-kwong, John
BSc(Eng), LLB, MSc(Eng), MBA, PDCE, PhD, CEng, FICE, FIStructE, FHKIE, FCIArb
Project Advisor

Wong Wai-tung
FHKIE, FCIOB, MCIArb, RPE
Deputy Manager

Tsang Wai-keung, Savio
MBA, MCIOB, MCIArb, MASI
Assistant Manager

(8) VALUATION

Fung Chu-hee, Andrew
MRICS, AHKIS, RPS
Chartered Valuation Surveyor
Manager

Siu Man-wai
BSc(Hons), MRICS, AHKIS, RPS
Chartered Valuation Surveyor
Deputy Manager

(9) HOTEL

Rudolf Greiner
President, Hotel Division

a. **Royal Garden Hotels International Corporation**

Chow Yum-chong, Francis
FCCA, FHKSA
Vice President (Finance)

The Royal Garden

Chan Tin-yau, Keven
CHSP
General Manager

Cheung Kin-man, Ricky
B Comm, CPA (Aust), AHKSA
Financial Controller

Chow Kwok-ming, Nelson
BBA
Executive Assistant Manager

b. **New Town Management Company Limited**

Wong Hoi-jen, Rebecca
Vice President (Operations & Planning)

Royal Park Hotel

Wong Hoi-jen, Rebecca
General Manager

Tang Cheuk-wai, Willy
Executive Assistant Manager (Marketing)

Tam Kam-ming, Andrew
Financial Controller

Royal Plaza Hotel

Wong Hoi-jen, Rebecca
General Manager

Kwok Kam-moon, Sunny
Executive Assistant Manager (Operation)

Lee Chi-keung, Marvey
Financial Controller

(10) LEASING

a. **Chan Kai-ming**
CEng, FIStructE, MICE
Executive Director

Wu Po-ong, Lawrence
BA(Hons)
Manager

Yeung Siu-mei, Joanna
Deputy Manager

Lam Ka-keung, Henry
BSc(Hons), MSc (Const & Real Est)
Assistant Manager

b. **Kwong Chun**
Executive Director

c. **Jonathan Petit**
Manager

d. **Au Yeung Hau-cheong**
Manager

e. **Chu Chung-kai, Samson**
BSc(Hons), MRICS, AHKIS
Manager

(11) PROJECT PLANNING

Chan Kui-yuen, Thomas
B Comm
Executive Director

Roger Nissim
FRICS, FHKIS, FCIArb, RPS
Manager

Au Yeung Hau-cheong
Manager

Lui Wai-tat, Andy
Manager

Yiu Wai-ha, Connie
MRICS, AHKIS, RPS
Deputy Manager

Law Yee-wah, Alice
BEc
Deputy Manager

Lam Kam-wing, Stafen
MCIM, MSc
Assistant Manager

(12) SALES

Chow Kwok-yin, Eric
Manager

Yim Dao-kit
Deputy Manager

Kong Kit
Deputy Manager

Lam Po-tung, Josephine
BA
Deputy Manager

(13) CHINA

So Hing-woh, Victor
MBA, FHKIS, FRICS, FHKIH, FCIH, RPHM, JP
Executive Director

Chan Kui-yuen, Thomas
B Comm
Executive Director

Kwong Chun
Executive Director

Tam Tin-fong, Martin
BArch, RIBA, FHKIA
Registered Architect
Authorized Person
Manager (Design and Construction)

Leung Yu-kai, David
FCCA, FHKSA
Manager (Finance and Administration)

O Nam-yuen
Deputy Manager

Chau Sai-yim, Stephen
Deputy Manager

Fok Yau-kit
FCEA, DMS, MBIM
Assistant Manager

(14) BUILDING MANAGEMENT

Kwong Chun
Executive Director

Mok Chi-hung
FCIH, FHKIH, MHIREA, RPHM
Manager

Kwong Ching-wai, Alkin
BSc(Eng), PgDIT, MIStructE, MHKIE, RPE, RSE
Authorized Person
Manager

Lam Chak-hin, Ivan
SSCE, Foreign Assoc. ASLA
Deputy Manager (Hong Chui)

Kwok Chan-fai
MCIH, MHKIH, RPHM
Deputy Manager (Hong Yip)

Wong Kei-on
BA, MHKIH, MCIH, RPHM
Deputy Manager (Hong Yip)

Yau Man-fat, Kelvin
BSc(Hons), MHousMan, RPHM, MHKIH, MCIH, MIFMA, MIMgt
Assistant Manager (Hong Yip)

Chan Wah-kay
B Comm
Assistant Manager (Personnel)

Lee Tze-leung, Adrian
BBA, MBA, FCCA, AHKSA
Assistant Manager (Accounting)

Leung Nai-yin, Arthur
BBus, FCCA, FHKSA, ACIB, AHKIB, CGA, CPA(Aust)
Assistant Manager (Internal Audit)

Ho Yun-kuen, John
MRICS, AHKIS, PQS, F.PFM
Assistant Manager (Contracts)

Chau Chung-yiu, Dominic
MBA, MRICS, AHKIS
Authorized Person
Assistant Manager (Technical)

Chan Cheng-san, Sam
B Comm
Assistant Manager (Nixon & Nicole)

Kwan Yu-kuen, Ricky
Assistant Manager (SHK Real Estate Management)

(15) CORPORATE PLANNING AND INVESTMENTS

Wong Yick-kam, Michael
BBA, MBA
Executive Director

Ma Sau-hon, Chris
BSc, MSc, MBA, DIC, CEng, MISE, FHKIE, FICE, RPE
Manager (Project)

Lau Mei-mui, May
Manager (Corporate Communications)

Wong Pak-ho, Lawrence
BEng, MBA, CEng, CDipAF, PEng(S'pore), MICE, MCILT, FHKIE
Manager (Infrastructure)

Lau Shung-oi, Susanna
BA, ACA
Manager (Corporate Planning)

Hong Pak-cheung, William
BSc
Manager (Investments)

Mak Nak-keung
BSoc.Sc, MPhil
Deputy Manager (Economic Research)

Robert G Ramsay
BA(Hons), PhD
Assistant Manager

Cheong Suk-ying, Linda
BSoc.Sc, MBA
Assistant Manager

Tse Man-kuen, Winnie
Assistant Manager

Poon Chun-wing, Johnny
BSoc.Sc, MBA, CFA, ACCA
Assistant Manager

Sung Lai-ha, Louisa
BEc, MTax
Assistant Manager

(16) PROPERTY INVESTMENT

Lui Ting, Victor
BBA
Manager

Chan Sau-yin, Anita Teresa
MRICS, AHKIS, RPS
Deputy Manager

Ng Kwok-keung
BSc
Assistant Manager

(17) SUNEVISION

SUNeVision Holdings Limited

Yen Shiao-hua, Sheridan
BSc(Eng)
Managing Director

(18) TRANSPORT INFRASTRUCTURE MANAGEMENT

Wilson Group

Sham Yat-wah, Samuel
Managing Director

Luk Kam-hon, Gary
Director of Tollways

Wong Tze-kin
Director of Parking

Fong Ping, Vincent
Director of Transport Technologies

Wu Tung-chai, Peter
Director of Equipment & Services

Wong Yuk-lan, Nancy
Director of Finance & Administration

Cheng Siu-hung, Paul
General Manager
Autotoll Limited

(19) LOGISTICS SERVICES

Yu Ngai-cheung, Almon
BBA
Chief Executive Officer
Sun Hung Kai Super Logistics

Wong Pak-ho, Lawrence
BEng, MBA, CEng, CDipAF, PEng (S'pore), MICE, MCILT, FHKIE
Managing Director
SHK Logistics - China

Leung Lai-chi, Michelle
MMgt, MIHRM
Director
SHK Super Logistics Management

Yiu Kwong-yick, Christopher
BA
Commercial Director
SHK Super Logistics Management

Cheang Iat-meng, Simon
BBA
Chief Technology Officer
SHK Super Logistics Management

Lau Hin-yiu, Frankie
ED-TLM
Chief Logistics Officer
SHK Super Logistics Management

(20) FINANCIAL SERVICES

Au Mo-cheung, Alex
Manager

Chan Kwok-yan, Vincent
BA
Deputy Manager

Chung Wah-sang, Welson
MA, ACIS, MHKSI
Deputy Manager

Chan Pang-chi
Assistant Manager

(21) INSURANCE

Chow Ka-yin
Manager

Wong Kwai-chuen, Andrew
BBA, ACII
Deputy Manager

Ng Man-tong, Anthony
ACII, AIIC
Deputy Manager

Yim Ka-yan, Amy
AAII
Deputy Manager

(22) ESTATE MANAGEMENT

Wong Chin-wah, Jimmy
BSc (Est Mgt) Cert Ed, MSISV, AHKIS, MAPFM, FHIREA, RPS, PHM
Manager

Chan Kam-fai
MCIH
Deputy Manager

Lam Man-pak, Patrick
BA(Hons), MCIH
Deputy Manager

Leung Chung-kong, Johnny
Deputy Manager

Lee Cheung-yiu, Gordon
BSc(Hons), MRICS, MCIOB, AHKIS, MCIArb, RPS
Deputy Manager

Mak Hung-cheung, James
Deputy Manager

Fung Sau-yim, Maureen
BSc(Hons)Est. Mgt., MHousMan(Distinction), MBA, FIIM, MHIREA
Deputy Manager

Sham Sik-shing, Simon
BTech(Hons), MCIH
Assistant Manager

Chan Shing-wai
Dip.BA, MCIH
Assistant Manager

Hon Shuk-ching, Irene
Assistant Manager

Shiu Wai-ching, Teresa
Assistant Manager

Leung Yiu-wah, Philip
BSc(Hons), MBA, MRICS, AHKIS, RPS
Assistant Manager

(23) CORPORATE FINANCE

Au Man-to
LLB, FCIS, ACIB
Manager

Kwok Yue-yee, Amy
B Comm
Deputy Manager

Ho Ka-wai, Josephine
MBA
Assistant Manager

(24) COMPANY SECRETARIAL AND LEGAL

Lai Ho-kai, Ernest
FCIS
Company Secretary

Tam Sai-ming, William
LLM, MSc, MBA, FCIS, MHKSI
Manager

Yung Sheung-tat, Sandy
BA(Law)Hons
Manager

Kwok, Helen
LLB(London)Hons
Legal Advisor

Tse Kar-lun, Frankie
LLB(Hons)
Assistant Manager

Yeung Ming-yip, Jason
LLB(Hons)
Assistant Manager

Wong Chiu-lun, Christopher
B Comm, LLB
Assistant Manager

Lai Man-shek
BA(Law)Hons
Assistant Manager

(25) FINANCIAL CONTROL AND BUSINESS DEVELOPMENT

Wong Hok-leung
BSc, FCCA
Manager

Fok Yat-cheong, Edward
MSc(Eng)
Deputy Manager (EDP)

Cheung Wai-wah
BBA
Assistant Manager (EDP)

Leung Cheuk-ming, Eric
MSc
Assistant Manager (EDP)

Li Loi-suet, Bonnie
BBA
Assistant Manager (Financial Control)

So Wai-kei, Godwin
BA, ACIB, AHKIB, ACIS, AHKICS
Assistant Manager (Financial Control)

(26) ACCOUNTS

Pun Wing-mou, Bernard
FCA, FHKSA
Chief Accountant

Zhou Yimin, Andrew
MBA, CMgr
Manager

Li Ching-kam, Frederick
FCCA, AHKSA
Deputy Chief Accountant

Lee Hung-chak, Maurice
BBA(Hons), FCCA, AHKSA
Deputy Manager

Chow Cheuk-wing, Eric
FCCA, FHKSA
Senior Accountant

Ko Ping-yin, Albert
Chief Cashier

Yuen Chork, Charles
Assistant Manager

Cheng Chung-ho, Jeremy
BSc(Hons), CPE(English law), LLB(PRC law), MEd, PCE, PCLL
Assistant Manager

Wong Kai-kwong, Patrick
BES, MBA, CMA
Assistant Manager

(27) INTERNAL AUDIT

Chiu Yue-ming, Daniel
MAcc, FCCA, FHKSA, FCIS, ACMA, FCPA
Manager

Ho Kui-yuen, Kenneth
BSoc.Sc, MBA, DTM
Deputy Manager (Training)

Wong Chung-wai, Barry
BA(Hons), MBA, FCCA, AHKSA
Deputy Manager (Audit)

Hui Sui-tak, Andrew
MBA, FCCA, AHKSA
Assistant Manager (Audit)

(28) INTERNAL AFFAIRS

Wu Tze-cheung, Philip
BA(Hons), FCCA, FHKSA, MIHRM(HK)
Manager

Ho Lick-tin
Deputy Manager

Chan Choi-yin, Clara
MIHRM(HK)
Deputy Manager (Human Resources Management)

Tang Chak-hin
BBA, MBA
Deputy Manager (Human Resources & Administration)

Leung Lai-chi, Michelle
MMgt, MIHRM(HK)
Deputy Manager (Human Resources Planning & Development)

Wong Ho-keung, Jimmy
Assistant Manager

Fung Yick-lam, Cris
Assistant Manager

FINANCIAL CONTENTS

REPORT OF THE AUDITORS

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

Deloitte Touche Tohmatsu

TO THE SHAREHOLDERS OF SUN HUNG KAI PROPERTIES LIMITED

(incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 102 to 140 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30th June 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

26th September 2002

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 30th June 2002 (Expressed in millions of Hong Kong dollars)

	Note	2002	2001
Turnover	2(i)(a)	**25,373**	17,701
Cost of sales		**(15,647)**	(8,440)
Gross profit		**9,726**	9,261
Other revenue		**394**	547
Selling and marketing expenses		**(447)**	(366)
Administrative expenses		**(1,058)**	(1,113)
Profit from operations	2(i)(a)	**8,615**	8,329
Finance cost		**(652)**	(1,622)
Finance income		**86**	464
Net finance cost	3	**(566)**	(1,158)
Profit on disposal of investments		**48**	445
Provision for impairment of investments	4	**(356)**	–
Restructuring costs	4	**(131)**	–
Share of profits less losses of associates		**1,136**	573
Share of profits less losses of jointly controlled entities		**581**	1,009
	2(i)(b)	**1,717**	1,582
Profit before taxation	5	**9,327**	9,198
Taxation	8	**(872)**	(858)
Profit after taxation		**8,455**	8,340
Minority interests		**64**	(10)
Profit attributable to shareholders	9	**8,519**	8,330
Dividends	10		
Interim dividend paid		**1,321**	1,321
Final dividend proposed		**2,401**	2,401
Special cash dividend proposed		**1,441**	–
		5,163	3,722
(Expressed in Hong Kong dollars)			
Earnings per share	11		
Basic		**$3.55**	$3.47
Diluted		**N/A**	$3.47

CONSOLIDATED BALANCE SHEET

As at 30th June 2002 (Expressed in millions of Hong Kong dollars)

	Note	2002	2001
Non-current assets			
Fixed assets	12	**90,989**	94,698
Associates	14	**5,106**	5,043
Jointly controlled entities	15	**19,846**	20,029
Investments	16	**3,189**	2,192
Loans receivable		**1,472**	1,522
Land pending development		**13,257**	17,324
		133,859	140,808
Current assets			
Stocks	17	**25,200**	25,334
Trade and other receivables	18	**6,298**	3,340
Marketable securities	19	**364**	399
Bank balances and deposits	20	**8,272**	9,061
		40,134	38,134
Current liabilities			
Bank and other borrowings	21	**(3,828)**	(4,997)
Trade and other payables	22	**(8,272)**	(9,345)
Deposits received on sale of properties		**(4,500)**	(8,013)
Taxation		**(2,718)**	(2,574)
		(19,318)	(24,929)
Net current assets		**20,816**	13,205
Total assets less current liabilities		**154,675**	154,013
Non-current liabilities			
Bank and other borrowings	23	**(24,501)**	(23,995)
Minority interests	24	**(1,576)**	(1,610)
NET ASSETS		**128,598**	128,408
CAPITAL AND RESERVES			
Share capital	25	**1,201**	1,201
Share premium and reserves	27	**123,555**	124,806
Proposed final dividend		**2,401**	2,401
Proposed special cash dividend		**1,441**	–
SHAREHOLDERS' FUNDS		**128,598**	128,408

Directors:
Walter P.S. Kwok
Raymond P.L. Kwok

PARENT COMPANY BALANCE SHEET

As at 30th June 2002 (Expressed in millions of Hong Kong dollars)

	Note	2002	2001
Non-current assets			
Subsidiaries	13	**30,076**	30,076
Jointly controlled entities	15	**7**	(64)
Investments	16	**(2)**	(3)
		30,081	30,009
Current assets			
Trade and other receivables	18	**142**	240
Amounts due from subsidiaries less provision		**92,462**	84,054
Bank balances	20	**21**	–
		92,625	84,294
Current liabilities			
Bank and other borrowings	21	**-**	(11)
Trade and other payables	22	**(244)**	(214)
Amounts due to subsidiaries		**(37,204)**	(31,817)
		(37,448)	(32,042)
Net current assets		**55,177**	52,252
NET ASSETS		**85,258**	82,261
CAPITAL AND RESERVES			
Share capital	25	**1,201**	1,201
Share premium and reserves	27	**80,215**	78,659
Proposed final dividend		**2,401**	2,401
Proposed special cash dividend		**1,441**	–
SHAREHOLDERS' FUNDS		**85,258**	82,261

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 30th June 2002 (Expressed in millions of Hong Kong dollars)

	Note	2002	2001
Net cash inflow from operating activities	28a	**7,720**	12,183
Returns on investments and servicing of finance			
Interest received		**247**	518
Interest paid		**(1,009)**	(2,413)
Dividends received from listed investments		**22**	74
Dividends received from unlisted investments		**41**	3
Dividends received from associates and jointly controlled entities		**1,159**	369
Dividends paid to shareholders		**(3,722)**	(4,202)
Dividends paid to minority shareholders		**(18)**	(48)
Net cash outflow from returns on investments and servicing of finance		**(3,280)**	(5,699)
Taxation			
Hong Kong profits tax paid		**(538)**	(650)
Investing activities			
Purchase of subsidiaries	28b	**9**	(58)
Purchase of additional interest in subsidiaries		**(7)**	(80)
Purchase of associates		**(44)**	(147)
Purchase of jointly controlled entities		**-**	(19)
Purchase of investments		**(2,024)**	(1,019)
Net advances to associates, jointly controlled entities and investee companies		**(422)**	(221)
Acquisition of land pending development		**(2,089)**	(1,844)
Additions to fixed assets		**(730)**	(5,839)
Proceeds from disposal of investment properties		**162**	361
Proceeds from disposal of associates and jointly controlled entities		**165**	–
Proceeds from disposal of investments		**729**	1,303
Proceeds from disposal of other fixed assets		**136**	10
Loans and advances repaid		**38**	375
Net cash outflow from investing activities		**(4,077)**	(7,178)
Net cash outflow before financing		**(175)**	(1,344)
Financing			
Bank and other borrowings		**11,262**	14,255
Repayment of bank and other borrowings		**(11,914)**	(14,109)
Payment on repurchase of shares in a subsidiary		**(8)**	–
Capital injection by minority shareholders of a subsidiary		**-**	7
Fundings from/(to) minority shareholders		**57**	(155)
Net cash outflow from financing	28c	**(603)**	(2)
Decrease in cash and cash equivalents		**(778)**	(1,346)
Cash and cash equivalents at beginning of year		**9,008**	10,354
Cash and cash equivalents at end of year	28d	**8,230**	9,008

CONSOLIDATED STATEMENT OF RECOGNIZED GAINS AND LOSSES

For the year ended 30th June 2002 (Expressed in millions of Hong Kong dollars)

	Note	**2002**	2001
Increase/(Decrease) in property valuation arising during the year	27	**(4,602)**	805
Exchange differences on translation of the financial statements of foreign entities	27	**-**	11
Net gains/(losses) not recognized in the consolidated profit and loss account		**(4,602)**	816
Profit attributable to shareholders for the year		**8,519**	8,330
Realized surplus on disposal of investment properties transferred to operating profits	27	**(72)**	(278)
Total recognized gains		**3,845**	8,868
Net goodwill arising on consolidation	27	**-**	(43)
Goodwill adjustments	27	**67**	-
		3,912	8,825

NOTES TO THE FINANCIAL STATEMENTS

1. PRINCIPAL ACCOUNTING POLICIES

a. Basis of Preparation

The financial statements have been prepared in accordance with all applicable Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Society of Accountants, generally accepted accounting principles in Hong Kong and the requirements of the Hong Kong Companies Ordinance. The financial statements are prepared under the historical cost convention as modified for the revaluation of certain properties and investments in securities.

b. Basis of Consolidation

The consolidated financial statements of the Group incorporate the financial statements of the Company and all its subsidiaries made up to 30th June each year and include the Group's interests in associates and jointly controlled entities on the basis set out in note 1(f) and note 1(g) below respectively. The financial statements of the associates and jointly controlled entities used for this purpose are either co-terminus with the financial statements of the Company or cover a year ended not more than six months before the Company's year-end. The results of subsidiaries, associates and jointly controlled entities acquired or disposed of during the year are included in the consolidated profit and loss account from the effective dates of acquisition or to the effective dates of disposal. All material intra-group transactions and balances are eliminated on consolidation.

The Group has adopted the accounting policy for goodwill in accordance with Statement of Standard Accounting Practice (SSAP) 30, "Business Combination" issued by the Hong Kong Society of Accountants. Goodwill arising on acquisition of subsidiaries, associates and jointly controlled entities after 1st July 2001 is recognized as an asset in the balance sheet and amortised to the profit and loss account on a straight line basis over its estimated useful life. Negative goodwill arising on acquisitions after 1st July 2001 is presented as a deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted. Upon disposal of a subsidiary, an associate or a jointly controlled entity, the attributable amount of purchased goodwill not previously amortised through the profit and loss account is included in the calculation of the profit and loss on disposal.

In prior years, goodwill was taken to reserves in the year it arose. With the transitional provisions in SSAP 30, the Group has elected not to restate goodwill or negative goodwill previously eliminated against or credited to reserves. However, any impairment arising on such goodwill is recognized in the profit and loss account in accordance with the newly issued SSAP 31 "Impairment of Assets". This change in accounting policy has no significant impact on the financial statements. Goodwill previously charged to reserves and not yet recognized in the profit and loss account is insignificant.

Minority interests in the consolidated profit and loss account and balance sheet represents the interests of third parties outside the Group in the results and net assets of subsidiaries.

c. Turnover

Turnover derived from the Group's principal activities comprises proceeds from sale of properties (excluding proceeds on development properties sold prior to their completion which are included in deposits received on sale of properties under current liabilities), gross rental income from property letting under operating leases, revenue from hotel operations and revenue derived from other business activities including property management, car parking and transport infrastructure management, logistics business, construction, financial services, internet infrastructure and enabling services. It does not include the turnover of associates and jointly controlled entities.

1. Principal Accounting Policies (Cont'd)

d. Revenue Recognition

Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the Group which will result in increases in equity and these benefits can be measured reliably, on the following basis:

(i) Property Sales

Revenue and profit from sale of completed properties is recognized upon execution of the sale agreements.

When a development property is sold in advance of completion, revenue and profit is only recognized upon completion of the development. Deposits and instalments received from purchasers prior to this stage are included in current liabilities.

Where properties are sold under deferred terms with part of the sales proceeds being receivable after an interest-free period, that portions of the differences between the sale prices with and without such terms representing finance income are allocated to the profit and loss account on a basis that takes into account the effective yields on the amounts of the sales proceeds receivable over the interest-free period.

(ii) Rental Income

Rental income from properties letting under operating leases is recognized on straight line basis over the lease terms.

(iii) Hotel Operation

Revenue from hotel operation is recognized upon provision of services.

(iv) Interest Income

Interest income is accrued on a time proportion basis that takes into account the effective yields on the carrying amount of assets.

(v) Construction

Revenue in respect of building construction job is recognized on the percentage of completion method measured by reference to the proportion that costs incurred to date bear to estimated total costs for the contract.

(vi) Investment Income

Income from securities and other investments is recognized when the right to receive payment is established.

(vii) Use of Internet Services Centre Facilities

Revenue from customer use of internet services centre facilities is recognized ratably over the term of the agreement.

(viii) Other Income

Property management service fee, car parking management fee, insurance income and stock brokerage are recognized when the services are rendered.

1. Principal Accounting Policies (Cont'd)

e. Subsidiaries

A subsidiary is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors. Investments in subsidiaries are carried in the balance sheet of the Company at cost less provision for impairment in value.

f. Associates

Associates are those in which the Group is in a position to exercise significant influence, but not control or joint control, over the management, including participation in the financial and operating policy decisions.

Results of associates are incorporated in the consolidated profit and loss account to the extent of the Group's share of post-acquisition profits less losses whereas accounted for in the profit and loss account of the Company only to the extent of dividend income.

Interests in associates are accounted for in the consolidated balance sheet under the equity method and are initially recorded at cost and adjusted for goodwill arising on consolidation at date of acquisition and thereafter for post-acquisition changes in the Group's share of their net assets whereas in the balance sheet of the Company are stated at cost less provision for impairment in value.

g. Joint Ventures

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and over which none of the parties has unilateral control.

(i) Jointly Controlled Entities

Jointly controlled entities involve the establishment of a separate entity in which the Group has a long-term interest and over which the Group is in a position to exercise joint control with other venturers in accordance with contractual arrangements.

Results of jointly controlled entities are incorporated in the consolidated profit and loss account to the extent of the Group's share of post-acquisition profits less losses whereas accounted for in the profit and loss account of the Company only to the extent of dividend income.

Interests in jointly controlled entities are accounted for in the consolidated balance sheet under the equity method and are initially recorded at cost and adjusted for goodwill arising on consolidation at date of acquisition and thereafter for post-acquisition changes in the Group's share of their net assets whereas in the balance sheet of the Company are stated at cost less provision for impairment in value.

(ii) Jointly Controlled Assets

Jointly controlled assets are assets of a joint venture over which the Group has joint control with other venturers in accordance with contractual arrangements and through the joint control of which the Group has control over its share of future economic benefits earned from the assets.

1. Principal Accounting Policies (Cont'd)

g. Joint Ventures (Cont'd)

(ii) Jointly Controlled Assets (Cont'd)

The Group's share of jointly controlled assets and any liabilities incurred jointly with other venturers are recognized in the balance sheets and classified according to their nature. Liabilities and expenses incurred directly in respect of its interests in jointly controlled assets are accounted for on an accrual basis. Income from the sale or use of the Group's share of the output of the jointly controlled assets, together with its share of any expenses incurred by the joint ventures, are recognized in the profit and loss account when it is probable that the economic benefits associated with the transactions will flow to or from the Group.

h. Investments in Securities

(i) Investments

Investments in debt and equity securities held for an identified long-term or strategic purpose are stated at cost less provision for impairment in value. Results of investments are accounted for to the extent of dividend and interest income.

Investments in debt securities which are intended to be held to maturity are measured at amortized cost, less any impairment losses recognized, if necessary, in the balance sheet. The amortization of any discount or premium arising on acquisition is aggregated with other investment income receivable over the period from the dates of acquisition to the dates of maturity so as to give a constant yield on the investment.

(ii) Marketable Securities

Marketable securities, which are that part of liquid assets temporarily invested in debt and equity securities, are stated at fair value, with unrealized gains and losses included in net profit or loss for the year.

i. Properties

(i) Land Pending Development

Land pending development, which is stated at cost less provision for impairment in value made by the executive directors, embraces all land acquired pending any definite intention whether to develop it for long-term retention or for sale. When the intention is clear and action initiated, land to be developed for long-term retention is reclassified as fixed assets whereas land to be developed for sale and expected to be realized in the normal course of the Group's property development cycle is reclassified as stocks under current assets.

(ii) Investment Properties

Investment properties are completed properties which are income producing and held for their investment potential on a long-term basis. Investment properties are included in fixed assets at open market value on the basis of an annual professional valuation related to properties on the basis that increases in valuations are credited to the investment property revaluation reserve and decreases in valuations are first set off against increases on earlier valuations on a portfolio basis and thereafter charged to the profit and loss account. Upon disposal of an investment property, the revaluation surplus or deficit realized is transferred to profit and loss account in calculating the profit or loss on disposal.

1. Principal Accounting Policies (Cont'd)

i. Properties (Cont'd)

(iii) Hotel Properties

Hotel properties and their integral fixed plant used in the operation of hotel are included in fixed assets at open market value on the basis of an annual professional valuation related to individual hotel properties.

(iv) Properties Under Development

Properties under development for long-term retention are classified under fixed assets and are stated at cost less provision for impairment in value. These properties are reclassified as investment properties or other properties as the case may be upon completion of the development.

Properties under development for sale are included in stocks at the lower of cost and net realizable value. Net realizable value takes into account the price ultimately expected to be realized and the anticipated costs to completion.

Cost of property in the course of development comprises land cost and development costs during the development period.

(v) Stocks of Completed Properties

Completed properties remaining unsold at year end are stated at the lower of cost and net realizable value.

Cost is determined by apportionment of the total land and development costs attributable to the unsold properties.

Net realizable value is determined by reference to sale proceeds of properties sold in the ordinary course of business less all estimated selling expenses after the balance sheet date, or by management estimates based on prevailing market conditions.

(vi) Other Properties

Other properties are properties held for production or administrative purposes and are included in fixed assets at cost less accumulated depreciation and impairment loss, if any.

j. Depreciation

(i) Investment Properties

No depreciation is provided on investment property except where the unexpired term of the lease of the investment property is twenty years or less, in which case the then carrying amount is amortized on a straight line basis over the remaining unexpired term of the lease.

1. Principal Accounting Policies (Cont'd)

j. Depreciation (Cont'd)

(ii) Hotel Properties

No depreciation is provided on hotel property or on its integral fixed plant. It is the Group's policy to maintain these assets in a continual state of sound repair and maintenance and to extend and make improvements thereto from time to time, and accordingly the directors consider that given the estimated lives of these assets and their high residual values, any depreciation would be insignificant. The related repair and maintenance expenditure is charged to the profit and loss account in the year in which they are incurred. The costs of significant improvements are capitalized.

(iii) Properties Under Development

No depreciation is provided on properties under development.

(iv) Other Properties

The cost of leasehold land and construction cost of buildings thereon are depreciated on a straight line basis over the term of the lease.

(v) Other Fixed Assets

Other fixed assets including equipment, furniture, fixtures and vehicles are stated at cost less depreciation calculated on a straight line method to write off the assets over their estimated useful lives at rates ranging from 10 per cent to 33.3 per cent per annum.

k. Capitalization of Borrowing Costs

Borrowing costs are expensed as incurred, except to the extent that they are capitalized as being directly attributable to the construction or production of assets which necessarily take a substantial period of time to get ready for their intended use or sale. Capitalization of such borrowing costs begins when construction or production activities commence and ceases when the assets are substantially ready for their intended use or sale.

l. Materials

Materials comprising mainly building materials and hotel stocks are valued at cost, calculated on a weighted average cost basis, less provisions, if any.

m. Translation of Foreign Currencies

Foreign currency transactions during the year are converted into Hong Kong dollars at the market rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies and financial statements of overseas subsidiaries, associates and jointly controlled entities expressed in foreign currencies are translated into Hong Kong dollars at the market rates of exchange ruling at the date of the balance sheet. Exchange differences arising from the translation of the financial statements of overseas subsidiaries, associates and jointly controlled entities are taken directly to reserves. All other exchange differences are dealt with in the profit and loss account.

1. Principal Accounting Policies (Cont'd)

n. Deferred Taxation

Deferred taxation is provided, using the liability method, on all material timing differences other than those which are not expected to crystallize in the foreseeable future. Deferred tax asset is not recognized unless its realization is certain.

o. Dividends

In accordance with SSAP 9 (Revised) "Events after the Balance Sheet Date", dividends proposed or declared after the balance sheet dates are not recognized as liabilities at the balance sheet dates, but are disclosed as separate components of equity on the balance sheet. This change in accounting policy has been applied retrospectively, resulting in an increase in the shareholders' funds as at 1st July 2001 by HK$2,401 million and 1st July 2000 by HK$2,881 million, representing the proposed final dividend for the year ended 30th June 2001 and 2000 respectively.

p. Segment Reporting

The Group has disclosed segment revenue and results as defined under SSAP 26 "Segment Reporting". In accordance with the Group's internal financial reporting, the Group has determined that business segments be represented as the primary reporting format. Comparative figures of segment disclosures have been changed to conform with the current year's presentation.

q. Financial Instruments and Derivatives

Interest rate and currency swaps are used to manage the Group's exposure to interest rate and foreign exchange rate fluctuation. It is the Group's policy not to enter into derivative transactions for speculative purposes. The notional amounts of interest rate and currency swaps are recorded off balance sheet. Interest flows arising on the interest rate swaps are accounted for on an accrual basis.

r. Retirement Benefits

The retirement benefit costs charged to the profit and loss account represent the contributions payable in respect of the current year to the Group's defined contribution schemes and Mandatory Provident Fund Schemes.

(Expressed in millions of Hong Kong dollars)

2. SEGMENT INFORMATION

(i) Segment Results

(a) The Company and its subsidiaries

The Group's turnover and contribution to profit from operations before finance cost by business segments are analysed as follows:

	Turnover		Profit from Operations before Finance Cost	
	2002	2001	**2002**	2001
Property				
Property sales	**16,164**	8,218	**4,044**	3,625
Rental income	**5,336**	5,392	**4,087**	4,073
	21,500	13,610	**8,131**	7,698
Hotel operation	**561**	590	**189**	195
Other business activities	**3,312**	3,501	**398**	374
	25,373	17,701	**8,718**	8,267
Other revenue			**394**	547
Unallocated administrative expenses			**(497)**	(485)
Profit from operations			**8,615**	8,329

Other business activities comprise revenue and profit derived from other activities including property management, car parking and transport infrastructure management, logistics business, construction, financial services, internet infrastructure and enabling services.

Less than 10 per cent of the operations of the Group in terms of turnover and operating results were carried on outside Hong Kong.

(b) Associates and jointly controlled entities

The Group's share of profits less losses of associates and jointly controlled entities by business segments is analysed as follows:

	Share of Profits Less Losses before Taxation	
	2002	2001
Property		
Property sales	**793**	1,236
Rental income	**345**	328
	1,138	1,564
Other business activities	**946**	477
Profit from operations	**2,084**	2,041
Finance cost	**(367)**	(459)
	1,717	1,582

(Expressed in millions of Hong Kong dollars)

2. Segment Information (Cont'd)

(i) Segment Results (Cont'd)

(c) Combined results of the Group and its share of results of associates and jointly controlled entities by business segments

	Attributable Profit	
	2002	2001
Property		
Property sales	**4,837**	4,861
Rental income	**4,432**	4,401
	9,269	9,262
Hotel operation	**189**	195
Other business activities	**1,344**	851
	10,802	10,308
Other revenue	**394**	547
Unallocated administrative expenses	**(497)**	(485)
Profit from operations	**10,699**	10,370

(ii) Assets and Liabilities

The Group's assets and liabilities by business segments are analysed as follows:

	The Company and Subsidiaries	Associates and Jointly Controlled Entities	Total Assets	Liabilities
At 30th June 2002				
Property				
Development	**41,271**	**8,995**	**50,266**	**(6,997)**
Investment	**85,536**	**10,011**	**95,547**	**(1,842)**
	126,807	**19,006**	**145,813**	**(8,839)**
Hotel operation	**4,540**	**–**	**4,540**	**(60)**
Other business activities	**5,468**	**5,946**	**11,414**	**(3,264)**
	136,815	**24,952**	**161,767**	**(12,163)**
Bank balances and deposits			**8,272**	**–**
Bank and other borrowings			**–**	**(28,329)**
Unallocated corporate assets/(liabilities)			**3,954**	**(3,327)**
Total assets/(liabilities)			**173,993**	**(43,819)**

(Expressed in millions of Hong Kong dollars)

2. Segment Information (Cont'd)

(ii) Assets and Liabilities (Cont'd)

	The Company and Subsidiaries	Associates and Jointly Controlled Entities	Total Assets	Liabilities
At 30th June 2001				
Property				
Development	42,364	10,205	52,569	(9,813)
Investment	89,560	10,162	99,722	(2,491)
	131,924	20,367	152,291	(12,304)
Hotel operation	4,296	–	4,296	(66)
Other business activities	5,817	4,705	10,522	(4,290)
	142,037	25,072	167,109	(16,660)
Bank balances and deposits			9,061	–
Bank and other borrowings			–	(28,992)
Unallocated corporate assets/(liabilities)			2,772	(3,272)
Total assets/(liabilities)			178,942	(48,924)

Less than 10 per cent of the Group's assets situated outside Hong Kong.

The Group's depreciation and capital expenditure by business segments are analysed as follows:

	Depreciation		Capital Expenditure	
	2002	2001	**2002**	2001
Property				
Development	**3**	7	**1,921**	1,642
Investment	**8**	14	**871**	6,896
	11	21	**2,792**	8,538
Hotel operation	**14**	14	**21**	28
Other business activities	**203**	176	**156**	606
Unallocated corporate assets	**23**	12	**5**	7
	251	223	**2,974**	9,179

(Expressed in millions of Hong Kong dollars)

3. NET FINANCE COST

	2002	2001
Interest expense on		
Bank loans and overdrafts	**637**	1,551
Other loans wholly repayable within 5 years	**267**	568
Other loans not wholly repayable within 5 years	**65**	96
	969	2,215
Less: Portion capitalized	**(317)**	(593)
	652	1,622
Interest income on bank deposits	**(86)**	(464)
	566	1,158

Interest is capitalized at an average annual rate of approximately 2.9 per cent (2001: 6.3 per cent).

4. PROVISION FOR IMPAIRMENT OF INVESTMENTS AND RESTRUCTURING COSTS

During the year, SUNeVision Holdings Limited, the Group's subsidiary, carried out a restructuring programme of its business, incurring one-off costs amounting to HK$131 million and also made a HK$356 million provision for impairment of technology investments.

5. PROFIT BEFORE TAXATION

	2002	2001
Profit before taxation is arrived at after charging:		
Cost of properties sold	**11,622**	4,119
Depreciation	**251**	223
Staff costs (including directors' emoluments and retirement schemes contributions)	**1,819**	1,865
Auditors' remuneration	**7**	7
and crediting:		
Dividend income from:		
listed investments	**22**	74
unlisted investments	**41**	3
Interest income from:		
listed investments	**139**	11
Profit on disposal of marketable securities	**13**	104
Net holding gain on marketable securities	**58**	42

(Expressed in millions of Hong Kong dollars)

6. DIRECTORS' EMOLUMENTS AND FIVE HIGHEST PAID INDIVIDUALS

	2002	2001
Directors' emoluments:-		
Fees	**1**	1
Salaries, allowances and benefits in kind	**16**	17
Bonuses	**17**	28
Retirement scheme contributions	**1**	1
	35	47

Fees paid to independent non-executive directors amounted to HK$160,000 (2001: HK$200,000). They received HK$700,000 (2001: HK$700,000) as other emoluments.

Number of directors whose emoluments fell within:-

Emoluments Band			**Number of Directors**	Number of Directors
HK$M		HK$M		
0	–	1.0	**7**	8
1.5	–	2.0	**4**	4
2.5	–	3.0	**1**	–
4.0	–	4.5	**–**	2
4.5	–	5.0	**–**	1
5.5	–	6.0	**1**	–
6.0	–	6.5	**1**	–
12.5	–	13.0	**1**	–
25.5	–	26.0	**–**	1
			15	16

The above analysis included three (2001: two) individuals whose emoluments were among the five highest pay in the Group. Details of the emoluments paid to the remaining two (2001: three) individuals are:

	2002	2001
Salaries, allowances and benefits in kind and retirement scheme contributions	**6**	10
Bonuses	**1**	10
	7	20

(Expressed in millions of Hong Kong dollars)

6. Directors' Emoluments And Five Highest Paid Individuals (Cont'd)

Number of employees whose emoluments fell within:-

Emoluments Band			**Number of Employees**	Number of Employees
HK$M		HK$M		
3.0	–	3.5	**1**	–
3.5	–	4.0	**1**	–
5.0	–	5.5	**–**	1
6.0	–	6.5	**–**	1
8.0	–	8.5	**–**	1
			2	3

7. STAFF RETIREMENT SCHEMES

The Group operates a number of defined contribution schemes for all qualified employees. The assets of these schemes are held separately from those of the Group in independently administered funds. Contributions to these schemes are made by both the employers and employees at rates ranging from 5 per cent to 10 per cent on the employees' salary.

With effect from 1st December 2000, the Group sets up an employer sponsored scheme ("MPF Scheme") for other employees. The MPF Scheme is registered with the Mandatory Provident Fund Schemes Authority under the Mandatory Provident Fund Schemes Ordinance. The assets of the MPF Scheme are held separately from those of the Group in independently administered funds. Pursuant to the rules of the MPF Scheme, the Group and its employees are each required to make contributions to the scheme at specific rates. Contributions of the Group to the MPF Scheme are charged to profit and loss account as incurred.

Total contributions to the retirement schemes made by the Group during the year amounted to HK$99 million (2001: HK$91 million). Forfeited contributions for the year of HK$7 million (2001: HK$9 million) were used to reduce the existing level of contributions.

8. TAXATION

	2002	2001
Hong Kong		
The Company and subsidiaries	**687**	722
Under/(over) provision in prior year	**(5)**	19
	682	741
Associates	**85**	59
Jointly controlled entities	**105**	58
	872	858

(a) Hong Kong profits tax is provided at the rate of 16 per cent (2001: 16 per cent) based on the estimated assessable profits for the year.

(b) No provision for deferred taxation has been made as the aggregate effect of all timing differences is insignificant.

(Expressed in millions of Hong Kong dollars)

9. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Profit attributable to shareholders dealt with in the profit and loss account of the Company amounts to HK$6,719 million (2001: HK$8,419 million).

10. DIVIDENDS

	2002	2001
Interim dividend of HK$0.55 per share based on 2,401 million shares (2001: HK$0.55 per share based on 2,401 million shares) paid	**1,321**	1,321
Proposed final dividend of HK$1.00 per share based on 2,401 million shares (2001: HK$1.00 per share based on 2,401 million shares)	**2,401**	2,401
Proposed special cash dividend of HK$0.60 per share based on 2,401 million shares (2001: Nil)	**1,441**	–
	5,163	3,722

The proposed final and special cash dividend after the balance sheet date have not been recognized as liabilities at the balance sheet date but are disclosed as separate components of equity on the face of the balance sheet. The shareholders' funds as at 1st July 2001 have been restated to include HK$2,401 million proposed final dividend for the year ended 30th June 2001, pursuant to the adoption of SSAP 9 (Revised).

11. EARNINGS PER SHARE

The calculation of basic earnings per share is based on HK$8,519 million (2001: HK$8,330 million) being profit attributable to shareholders and on 2,400,907,362 shares in issue throughout both 2002 and 2001.

No diluted earnings per share for the year ended 30th June, 2002 is presented as there are no potential dilutive ordinary shares. The calculation of diluted earnings per share for the year ended 30th June 2001 is based on HK$8,330 million being profit attributable to shareholders and on the weighted average number of 2,400,935,185 shares after adjusting for the dilutive effects of all potential ordinary shares.

(Expressed in millions of Hong Kong dollars)

12. FIXED ASSETS

The Group	Investment Properties	Hotel Properties	Properties under Development	Other Properties	Other Fixed Assets	Total
(a) Movement during year						
Cost or valuation						
At beginning of year	79,628	4,210	7,540	2,548	1,741	95,667
Additions	85	20	785	–	163	1,053
Transfer in	250	–	–	80	–	330
Disposals	(175)	–	(54)	–	(209)	(438)
Cost adjustments	(410)	(110)	–	–	–	(520)
Transfer out	–	–	(19)	–	(2)	(21)
Revaluation surplus/ (deficit)	(4,273)	350	–	–	–	(3,923)
At end of year	75,105	4,470	8,252	2,628	1,693	92,148
Accumulated depreciation						
At beginning of year	–	–	–	289	680	969
Charge for the year	–	–	–	88	163	251
Disposals	–	–	–	–	(60)	(60)
Transfer out	–	–	–	–	(1)	(1)
At end of year	–	–	–	377	782	1,159
Net book value at 30/6/2002	**75,105**	**4,470**	**8,252**	**2,251**	**911**	**90,989**
Net book value at 30/6/2001	79,628	4,210	7,540	2,259	1,061	94,698
(b) Basis of book value						
2002 professional valuation	75,105	4,470	–	–	–	79,575
Cost	–	–	8,252	2,628	1,693	12,573
	75,105	**4,470**	**8,252**	**2,628**	**1,693**	**92,148**

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in millions of Hong Kong dollars)

12. Fixed Assets (Cont'd)

(c) Net book value of properties shown above comprises:

	2002	2001
Land in Hong Kong held under long lease (not less than 50 years)		
Investment properties	**16,690**	18,363
Hotel properties	**1,490**	1,400
Other properties	**529**	541
	18,709	20,304
Medium-term lease (less than 50 years but not less than 10 years)		
Investment properties	**56,543**	59,409
Hotel properties	**2,980**	2,810
Properties under development	**8,163**	7,448
Other properties	**1,722**	1,718
	69,408	71,385
Land outside Hong Kong held under long lease (not less than 50 years)		
Investment properties	**663**	686
Properties under development	**89**	92
	752	778
Medium-term lease (less than 50 years but not less than 10 years)		
Investment properties	**1,209**	1,170
	90,078	93,637

(d) Investment properties and hotel properties revaluation

The Group's investment properties and hotel properties have been revalued as at 30th June 2002 by Messrs. Knight Frank and Chesterton Petty, Chartered Surveyors on an open market value basis.

(e) Gross rental receivable from and profit on disposal of the Group's investment properties during the year amounted to HK$4,964 million (2001: HK$5,008 million) and HK$97 million (2001: HK$289 million) respectively.

(f) The carrying amount of properties under development as at 30th June 2002 included interest capitalized in the amount of HK$891 million (2001: HK$707 million).

13. SUBSIDIARIES

The Company

	2002	2001
Unlisted shares, at cost	**30,076**	30,076

Particulars regarding principal subsidiaries are set out on pages 134 to 138.

(Expressed in millions of Hong Kong dollars)

14. ASSOCIATES

The Group

	2002	2001
Share of net assets		
Listed in Hong Kong	**2,985**	2,624
Unlisted	**352**	230
Amounts due from associates	**1,804**	2,221
Amounts due to associates	**(35)**	(32)
	5,106	5,043
Market value of Hong Kong listed shares	**7,034**	4,887

Particulars regarding principal associates are set out on page 140.

15. JOINTLY CONTROLLED ENTITIES

	2002		2001	
	The Group	**The Company**	The Group	The Company
Unlisted shares, at cost		**4**		4
Share of net assets, unlisted	**926**		2,978	
Amounts due from jointly controlled entities	**19,056**	**3**	17,798	1
Amounts due to jointly controlled entities	**(136)**	**–**	(747)	(69)
	19,846	**7**	20,029	(64)

Particulars regarding principal jointly controlled entities are set out on page 139.

16. INVESTMENTS

	2002		2001	
	The Group	**The Company**	The Group	The Company
Listed held-to-maturity debt securities, overseas	**1,917**	**–**	532	–
Unlisted held-to-maturity debt securities	**125**	**–**	61	–
Listed equity securities, Hong Kong	**369**	**–**	525	–
Unlisted equity securities	**698**	**–**	1,004	–
	3,109	**–**	2,122	–
Amounts due from investee companies	**98**	**–**	98	–
Amounts due to investee companies	**(18)**	**(2)**	(28)	(3)
	3,189	**(2)**	2,192	(3)
Market value				
Listed overseas	**1,973**	**–**	544	–
Listed in Hong Kong	**397**	**–**	580	–
	2,370	**–**	1,124	–

(Expressed in millions of Hong Kong dollars)

17. STOCKS

The Group

	2002	2001
Properties under development	**22,314**	22,496
Stocks of completed properties	**2,834**	2,785
Materials	**52**	53
	25,200	25,334

The amount of the above stocks that are carried at net realizable value was HK$1,079 million (2001: HK$1,259 million).

18. TRADE AND OTHER RECEIVABLES

		2002		2001	
	Note	**The Group**	**The Company**	The Group	The Company
Debtors, deposits and prepayments		**5,908**	**142**	2,864	240
Amounts due from customers for contract works	18a	**107**	**–**	76	–
Short-term loans		**283**	**–**	400	–
		6,298	**142**	3,340	240

Considerations in respect of sold properties are payable by the purchasers pursuant to the terms of the sale and purchase agreements. Monthly rents in respect of leased properties are payable in advance by the tenants. Other trade debtors settle their accounts according to the payment terms as stated in contracts.

Included in trade and other receivables of the Group are trade debtors of HK$4,495 million (2001: HK$1,373 million), of which 94 per cent aged less than 60 days, two per cent between 61 to 90 days and four per cent more than 90 days (2001: 80 per cent, four per cent and 16 per cent respectively).

18a. Amounts due from/(to) customers for contract works

The Group

	Note	**2002**	2001
Contract costs incurred plus recognized profits less recognized losses		**2,086**	196
Less: Progress billings		**(2,022)**	(135)
		64	61
Represented by:			
Due from customers included in current assets	18	**107**	76
Due to customers included in current liabilities	22	**(43)**	(15)
		64	61

(Expressed in millions of Hong Kong dollars)

19. MARKETABLE SECURITIES

The Group

	2002	2001
Equity securities, at market value		
Listed in Hong Kong	**296**	318
Listed overseas	**15**	31
Debt securities, at market value		
Listed overseas	**53**	50
	364	399

20. BANK BALANCES AND DEPOSITS

	2002		2001	
	The Group	**The Company**	The Group	The Company
Short-term bank deposits	**8,035**	**–**	8,736	–
Bank balances and cash	**237**	**21**	325	–
	8,272	**21**	9,061	–

21. BANK AND OTHER BORROWINGS

		2002		2001	
	Note	**The Group**	**The Company**	The Group	The Company
Unsecured bank overdrafts		**42**	**–**	53	11
Non-current bank and other borrowings due within one year	23	**3,786**	**–**	4,944	–
		3,828	**–**	4,997	11

22. TRADE AND OTHER PAYABLES

		2002		2001	
	Note	**The Group**	**The Company**	The Group	The Company
Creditors and accrued expenses		**8,229**	**244**	9,330	214
Amounts due to customers for contract works	18a	**43**	**–**	15	–
		8,272	**244**	9,345	214

Included in trade and other payables of the Group are trade creditors of HK$501 million (2001: HK$458 million), of which 47 per cent aged less than 60 days, 10 per cent between 61 to 90 days and 43 per cent more than 90 days (2001: 86 per cent, one per cent and 13 per cent respectively).

(Expressed in millions of Hong Kong dollars)

23. BANK AND OTHER BORROWINGS

The Group

	Note	2002	2001
Unsecured bank loans repayable			
Within one year		**3,486**	4,269
After one year, but within two years		**5,477**	6,380
After two years, but within five years		**6,183**	8,171
After five years		**8,855**	5,258
		24,001	24,078
Other unsecured loans repayable			
Within one year		**300**	675
After one year, but within two years		**800**	300
After two years, but within five years		**2,152**	2,302
After five years		**1,034**	1,584
		4,286	4,861
		28,287	28,939
Less: Amount due within one year included under current liabilities	21	**(3,786)**	(4,944)
		24,501	23,995

(a) The above other unsecured loans are repayable on various dates up to April 2010 at commercial market rates.

(b) Bank loans shown above that are not wholly repayable within five years amounted to HK$9,203 million (2001: HK$7,208 million).

24. MINORITY INTERESTS

The Group

	2002	2001
Share of equity and reserves in subsidiaries	**638**	729
Amounts due to minority shareholders	**987**	923
Amounts due from minority shareholders	**(49)**	(42)
	1,576	1,610

(Expressed in millions of Hong Kong dollars)

25. SHARE CAPITAL

	2002		2001	
	Number of Shares in Million	**Amount**	Number of Shares in Million	Amount
Authorized:				
Ordinary shares of HK$0.50 each				
At beginning and end of year	**2,900**	**1,450**	2,900	1,450
Issued and fully paid:				
Ordinary shares of HK$0.50 each				
At beginning and end of year	**2,401**	**1,201**	2,401	1,201

26. SHARE OPTION SCHEME

Movements in share options to subscribe for ordinary shares in the Company during the year are as follows:

			Number of Share Options			
Date of Grant	**Exercise Price**	**Exercisable Period**	**At Beginning of Year**	**Granted During the Year**	**Lapsed During the Year**	**At end of Year**
15th February 2000	HK$70	15.2.2001 to 14.2.2005	810,000	–	–	810,000
16th July 2001	HK$70	16.7.2002 to 15.7.2006	–	2,121,000	–	2,121,000
			810,000	2,121,000	–	2,931,000

27. SHARE PREMIUM AND RESERVES

	2002		2001	
	The Group	**The Company**	The Group	The Company
Share premium				
At beginning of year and end of year	**17,000**	**17,000**	17,000	17,000
Capital reserve				
At beginning of year	**627**	**5,281**	664	5,281
Goodwill on purchase of additional interest in subsidiaries	**–**	**–**	(94)	–
Net reserve on acquisition of subsidiaries	**–**	**–**	93	–
Goodwill on acquisition of associates	**–**	**–**	(36)	–
Goodwill adjustments	**67**	**–**	–	–
At end of year	**694**	**5,281**	627	5,281

(Expressed in millions of Hong Kong dollars)

27. Share Premium And Reserves (Cont'd)

	2002		2001	
	The Group	**The Company**	The Group	The Company
Property revaluation reserves				
At beginning of year	**50,482**	**-**	49,955	-
Surplus/(deficit) on revaluation of properties held by subsidiaries attributable to the Group				
– Investment properties	**(4,158)**	**-**	668	-
– Hotel properties	**350**	**-**	233	-
Surplus realized on disposal of investment properties held by subsidiaries	**(72)**	**-**	(278)	-
Share of deficit on revaluation of investment properties held by jointly controlled entities	**(798)**	**-**	(96)	-
Share of surplus on revaluation of investment properties held by associates	**4**	**-**	-	-
At end of year	**45,808**	**-**	50,482	-
Exchange reserve				
At beginning of year	**7**	**-**	(4)	-
Exchange difference arising on translation of financial statements of				
– Subsidiaries	**(2)**	**-**	6	-
– Associates	**-**	**-**	1	-
– Jointly controlled entities	**2**	**-**	4	-
At end of year	**7**	**-**	7	-
Retained profits				
At beginning of year	**56,690**	**56,378**	52,088	51,681
Goodwill adjustments	**-**	**-**	(6)	-
Profit attributable to shareholders	**8,519**	**6,719**	8,330	8,419
Interim dividend paid	**(1,321)**	**(1,321)**	(1,321)	(1,321)
Proposed final dividend	**(2,401)**	**(2,401)**	(2,401)	(2,401)
Proposed special cash dividend	**(1,441)**	**(1,441)**	-	-
At end of year	**60,046**	**57,934**	56,690	56,378
Total share premium and reserves	**123,555**	**80,215**	124,806	78,659

At the balance sheet date, retained profits of the Group included HK$1,473 million (2001: HK$1,030 milliion) retained by associates and losses of HK$1,036 million (2001: profits of HK$83 million) retained by jointly controlled entities. Distributable reserves of the Company as at 30th June 2002 including the proposed dividends amounted to HK$61,776 million (2001: HK$58,779 million).

(Expressed in millions of Hong Kong dollars)

28. NOTES TO CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of profit from operations to net cash inflow from operating activities

	2002	2001
Profit from operations	**8,615**	8,329
Depreciation	**251**	223
Profit on disposal of investment properties	**(59)**	(289)
Loss on disposal of other fixed assets	**67**	3
Profit on disposal of associates and jointly controlled entities	**(19)**	–
Dividends received from investments	**(63)**	(77)
Interest income	**(216)**	(242)
Provision for restructuring costs	**(131)**	–
Provision for diminution in value of land pending development	**140**	–
Provision for diminution in value of a long-term investment	**–**	9
Decrease in stocks	**6,134**	520
Decrease/(increase) in trade and other receivables	**(3,010)**	225
Decrease in marketable securities	**35**	712
Decrease in trade and other payables	**(511)**	(574)
Increase/(decrease) in deposits received on sale of properties	**(3,513)**	3,344
Net cash inflow from operating activities	**7,720**	12,183

(b) Purchase of subsidiaries

	2002	2001
Net assets acquired:		
Fixed assets	**6**	1,105
Associates	**–**	3
Jointly controlled entities	**–**	45
Trade and other receivables	**11**	13
Bank balances and deposits	**14**	57
Trade and other payables	**(15)**	(291)
Bank borrowings	**–**	(464)
Minority interests	**(5)**	(155)
	11	313
Less:		
Associates	**–**	(2)
Jointly controlled entities	**(6)**	(103)
	5	208
Net reserve on acquisition	**–**	(93)
	5	115
Satisfied by:		
Cash paid	**5**	115

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in millions of Hong Kong dollars)

28. Notes to Consolidated Cash Flow Statement (Cont'd)

(b) Purchase of subsidiaries (cont'd)

	2002	2001
Analysis of net cash outflow/(inflow) of cash and cash equivalents in respect of the purchase of subsidiaries:		
Cash consideration paid	**5**	115
Bank balances and deposits acquired	**(14)**	(57)
	(9)	58

(c) Analysis of changes in financing during the year

	Share capital and share premium	Bank and other borrowings	Minority interests	Total
At 1st July 2000	18,201	28,329	1,611	48,141
Net cash inflow/(outflow) from financing	–	146	(148)	(2)
Arising on purchase of subsidiaries	–	464	155	619
Minority interests in				
– profits	–	–	10	10
– investment property revaluation reserve	–	–	16	16
Dividends paid to minority shareholders	–	–	(48)	(48)
Effect of purchase of additional interest in subsidiaries	–	–	14	14
At 30th June 2001 and 1st July 2001	18,201	28,939	1,610	48,750
Net cash inflow/(outflow) from financing	–	(652)	57	(595)
Acquisition of subsidiaries	–	–	5	5
Minority interests in				
– profits	–	–	(64)	(64)
– investment property revaluation reserve	–	–	5	5
Dividends paid to minority shareholders	–	–	(18)	(18)
Effect of purchase of additional interest in a subsidiary	–	–	(19)	(19)
At 30th June 2002	**18,201**	**28,287**	**1,576**	**48,064**

(d) Analysis of the balances of cash and cash equivalents at end of year

	2002	2001
Short-term bank deposits	**8,035**	8,736
Bank balances and cash	**237**	325
Bank overdrafts	**(42)**	(53)
	8,230	9,008

(Expressed in millions of Hong Kong dollars)

29. JOINTLY CONTROLLED ASSETS

At the date of the balance sheet, the aggregate amounts of assets and liabilities recognized in the financial statements relating to the Group's interests in jointly controlled assets are as follows:

	2002	2001
Investment properties	**5,250**	5,980
Land pending development	**71**	71
Land under development	**2,672**	1,889
Stocks of completed properties	**58**	58
	8,051	7,998
Creditors and accrued expenses	**97**	93

30. RELATED PARTY TRANSACTIONS

During the year, the Group undertook various transactions with related parties for provision of finance, lease of premises, purchasing of goods and rendering of certain services related to property construction, management and marketing activities. The following is a summary of significant transactions between the Group and related parties, which were carried out at similar terms to other customers or suppliers and at market prices:

	Associates		**Jointly Controlled Entities**	
	2002	2001	**2002**	2001
Interest income	**59**	131	**143**	357
Rental income	**60**	76	**1**	4
Other revenue from services rendered	**135**	63	**812**	1,051
Purchase of goods and services	**-**	-	**438**	442

The outstanding balances with associates and jointly controlled entities at the balance sheet date were disclosed in Notes (14) and (15).

(Expressed in millions of Hong Kong dollars)

31. CONTINGENT LIABILITIES AND COMMITMENTS

The Group

At the date of the balance sheet, the Group had contingent liabilities and commitments, so far as not provided for in the consolidated financial statements, as follows:

	2002	2001
(a) Capital commitments in respect of fixed assets		
Contracted but not provided for	**1,592**	1,685
Authorized but not contracted for	**206**	363
(b) Group's share of capital commitments of joint ventures:		
Contracted but not provided for	**2,332**	3,629
Authorized but not contracted for	**235**	156

(c) Guarantees given to banks and financial institutions in respect of facilities drawn by jointly controlled entities amounting to approximately HK$3,789 million (2001: an associate of HK$1,046 million and jointly controlled entities of HK$6,652 million).

The Company

At the date of the balance sheet, the Company had contingent liabilities, not included in the Company's financial statements, in respect of guarantees for bank and other borrowings drawn by:

	2002	2001
Subsidiaries	**28,209**	28,849
Associate	**-**	1,046
Jointly controlled entities	**3,622**	6,575
	31,831	36,470

32. OPERATING LEASE

At the balance sheet date, the future aggregate minimum lease income receivable by the Group under non-cancellable operating leases for land and buildings is analysed as follows:

	2002	2001
Not later than one year	**3,622**	3,778
Later than one year but not later than five years	**3,314**	3,309
Later than five years	**77**	84
	7,013	7,171

(Expressed in millions of Hong Kong dollars)

33. FINANCIAL INSTRUMENTS

Details of the Group's outstanding interest rate swaps and currency swaps at balance sheet date are as follows:

	Notional Principal Amount	
	2002	2001
Interest rate swaps		
– Less than one year	**300**	675
– One to five years	**1,950**	1,700
– After five years	**800**	1,250
	3,050	3,625
Currency swaps		
– After five years	**234**	234

Counterparties to swap transactions are reputable international financial institutions with strong credit ratings. The Group has established treasury policies and control procedures to assess and monitor the counterparty limits and exposure. The Group does not consider that it has any significant exposure to any individual counterparty, nor does it anticipate non-performance by any of its counterparties.

34. COMPARATIVE FIGURES

Certain comparative figures have been restated as a result of adoption of the requirements of SSAP 9 (Revised) "Events after the Balance Sheet Date", SSAP 26 "Segment Reporting", details of which are set out in Note 1.

The adoption of SSAP 30 "Business Combination" has no material effect on the Group's net assets or profit attributable to shareholders for prior years and therefore no restatement is made for comparative figures.

35. APPROVAL OF FINANCIAL STATEMENTS

The financial statements set out on pages 102 to 140 were approved by the board of directors on 26th September 2002.

PRINCIPAL SUBSIDIARIES

The directors are of the opinion that a complete list of the particulars of all subsidiaries will be of excessive length and therefore the list following contains only the particulars of subsidiaries which principally affect the profit and loss account or assets of the Group. A complete list of all the subsidiaries will be annexed to the Company's 2002 annual return.

Unless otherwise stated, all principal subsidiaries are incorporated and operating in Hong Kong and unlisted.

Name	Note	Attributable Equity Interest Held by the Company (%)	Activities	Issued Capital (HK$)
SUNeVision Holdings Limited (Listed in Hong Kong)	2	84.79	IT Infrastructure & Internet Services Investment	202,786,450
Sun Hung Kai Real Estate Agency Limited		100	General management & agency	1,000,000
New Town (N.T.) Properties Limited		100	Investment holding	2,287,659,338
Hung Kai Finance Company Limited		100	Registered deposit-taking Company	100,000,200
Fidelity Finance Company Limited		100	Finance	200
Honour Finance Company Limited		100	Finance	500,000
Sun Hung Kai Properties (Financial Services) Limited		100	Finance	100,000
Sun Hung Kai Properties Insurance Limited		100	General insurance	75,000,000
Honour Securities Company Limited		100	Share broking	6,000,000
Sun Hung Kai Engineering Company Limited		100	Architectural & engineering	350,000
Sanfield Building Contractors Limited		100	Building construction	2,500,000
Everlight Engineering Company Limited		100	Fire prevention & mechanical engineering	50,000
Aegis Engineering Company Limited		100	Plant and machine hire	100,000
Hong Yip Service Company Limited		100	Property & Facility management	100,000
Kai Shing Management Services Limited		100	Property & Facility management	10,000
Mantegna Investment Company Limited	1	100	Hotel ownership	10,000,000
New Town Serviced Apartment Management Company Limited		100	Furnished apartment management	200
Royaltelle International Limited		100	Hotel management	2
Additech Ltd.	1	100	Property investment	US$1
Addpower Properties Limited	1	100	Property investment	US$1
Airport Freight Forwarding Centre Company Limited		100	Freight forwarding centre	100
Amglo Master Ltd.	1	100	Property investment	US$1
Antanpark Limited	1	100	Property investment	US$1
Antinio Investments Limited	1	100	Property investment	US$1
Ao Ta Development Company Limited		100	Property investment	200
Artsland Properties Investment Ltd.	1	100	Property investment	US$1

Name	Note	Attributable Equity Interest Held by the Company (%)	Activities	Issued Capital (HK$)
Barnard Enterprises Limited	1	75	Property investment	US$100
Beauty Marble Investment Limited		100	Property investment	2
Biliboss Limited	1	100	Property investment	US$1
Biliwide Limited		100	Property development	20
Billion Mix Limited		100	Property investment	2
Branhall Investments Limited	1	100	Property investment	40,000,000
Campsie Enterprise Limited	1	100	Property investment	US$1
Cherry Land Company Limited		100	Property investment	1,500,000
Coundon Enterprise Limited	1	100	Property investment	US$1
Country Well (H.K.) Limited		100	Property investment	2
Crownsnest Enterprise Limited	1	100	Property investment	US$1
Darlinghurst Enterprise Limited	1	100	Property investment	US$1
Deluxe Plan Enterprises Limited		100	Property investment	2
Deporte Limited	1	100	Property investment	US$1
Dictado Company Limited		100	Property investment	200
Dipende Limited	1	100	Property investment	US$1
Donora Company Limited		100	Property development, share investment and dealing	2
Durbanham Enterprise Limited	1	100	Property investment	US$1
Entero Company Limited		100	Property investment	200
Ever Channel Limited		100	Property investment	2
Ever Fast Limited		100	Property development and investment	2
Excellent Chance Limited	1	100	Property investment	US$1
Far Fortune Investment Limited		100	Property investment	2
Firstmax Limited		100	Property investment	2
Forever Glory Investments Limited	1	100	Property investment	US$1
Fortune Honor Limited		100	Property investment	2
Fortune Yield Investment Limited		100	Property investment	2
Full Market Limited		100	Property investment	2
Garudia Limited		100	Property investment	2
Getherich Ltd.	1	100	Property investment	US$1
Gleamland Limited	1	100	Property investment	US$1
Golden Square Properties Enterprises Limited	1	100	Property investment	1,000,000
Goldland Limited	1	100	Property investment	US$1
Grand Kosky Ltd.	1	100	Property investment	US$1
Grumete Company Limited		100	Property development	200
Harsco Limited		100	Property development	2
Henca Limited	1	100	Property investment	US$1
Hintline Investments Limited		100	Property development	5,000
Honenberg Limited		100	Property investment	2

PRINCIPAL SUBSIDIARIES

Name	Note	Attributable Equity Interest Held by the Company (%)	Activities	Issued Capital (HK$)
Hong Kong Business Aviation Centre Limited	4	35	Business Aviation Centre	1,000,000
Honour Futures Limited		100	Commodities dealing	7,000,000
Hopley International Limited	1	100	Property investment	US$1
Horway Limited	1	100	Property development	US$1
Hung Kai Finance Investment Holding Limited		100	Property investment	200
Jugada Company Limited		100	Property investment	2
Kamchatka Company Limited		100	Property investment	200
Kartasun Limited		100	Property investment	2
Kimrose Investments Ltd.	1	100	Property investment	US$1
Kingsgrove Enterprise Limited	1	100	Property investment	US$1
Laboster Company Limited		100	Property investment	2
Lee Bit Kai Investment Company Limited		100	Property investment	1,000
Light Time Investments Limited		100	Property development and investment	2
Little Jewel Limited	1	100	Property development	US$1
Long Tesak Company Limited		100	Property investment	100,000
Lorient Holdings Ltd.	1	100	Property investment	US$1
Lunalite Company Limited		100	Property investment	2
Luxsky Ltd.	1	100	Property investment	US$1
Main Global Limited		100	Property investment	2
Manceton Limited		100	Property investment	2
Manmouth Limited		100	Property development and investment	2
Merit Success Company Limited		100	Property investment	2
Mindano Limited		100	Property investment	10,000
Morifunn Ltd.	1	100	Property investment	US$1
Moscova Company Limited		100	Property investment	200
Nixon Cleaning Company Limited		100	Cleaning service	100,000
Obvio Yip Company Limited		100	Property development and investment	15,000,000,000
Open Step Limited		60	Property investment	10
Oriental Eagle Enterprises Limited		100	Property investment	2
Pacotilla Company Limited		100	Property investment	200
Pako Shun Limited		100	Property investment	2
Parico Fortune Ltd.	1	100	Property investment	US$1
Peach Blossom Company Limited	1	100	Property investment	US$1
Perfect Smart Enterprises Ltd.	1	100	Property investment	US$1
Ponente Company Limited		100	Property investment	200
Prelong Limited		100	Property development and investment	2
Profit Richness Limited	1	100	Property investment	US$1

Name	Note	Attributable Equity Interest Held by the Company (%)	Activities	Issued Capital (HK$)
Protasan Limited		100	Property investment	100
Rainforce Limited		100	Property development	2
Rena Holding Limited	1	100	Property investment	US$1
SHK (N.T.) Shopping Limited		100	Property investment	200
Shubbery Company Limited		100	Property investment	200
Solar Kingdom Limited		100	Property development and investment	2
Speed Cheer Ltd.		75	Property development	10,000
Speed Wise Limited		100	Property investment	2
Splendid Kent Limited		100	Property development	4
Standard Top Limited		100	Property investment	2
Startrack Company Limited		100	Property investment	200
Sun Carol Company Limited		100	Property investment	200
Sun Hung Kai China Trading Limited		100	Property investment	2
Sun Hung Kai Properties Consultants Limited		100	Property investment	2
Sun Hung Kai Properties Pacific Limited		100	Property investment	2
Sun Hung Kai Real Estate Consultants Limited		100	Property investment	2
Sun Hung Kai Secretarial Services Limited		100	Secretarial services	200
Sun Yuen Long Centre Management Company Limited		87.5	Property investment and management	50,000
Sunfez Company Limited		100	Property investment	200
Sunrit Enterprises Limited		100	Property investment	4,000,000
Super Bold Limited		100	Property investment	10,000
Super Sun Limited		100	Property development	2
Supreme Ford Limited		100	Property development	2
Tainam Holdings Limited	1	100	Property investment	US$1
Ten Choice Development Limited		100	Property investment	2
Tide Lead Enterprises Limited	1	100	Property development	US$1
Tipro Development Limited		100	Property investment	1,000,000
Tobright Ltd.	1	100	Property development	US$1
Tonthai Investment Enterprises Limited	1	100	Property investment	US$1
Town Descant Company Limited		100	Property development and investment	200
Town Fierce Company Limited		100	Property investment	10,000
Truebright Investments Limited		100	Property development and Investment	2
Tsi Mai Company Limited		100	Property investment	200
Tsing Ma Management Limited		66.7	Road management	70,000,000
Tyranny Company Limited		100	Property development and investment	400
Uniland Investment Enterprises Limited	1	100	Property investment	US$1

PRINCIPAL SUBSIDIARIES

Name	Note	Attributable Equity Interest Held by the Company (%)	Activities	Issued Capital (HK$)
Upper Hill Company Limited	1	100	Property investment	US$1
Victory Force Limited		100	Property investment	2
Victory Winner Limited		100	Property investment	2
Vimson Limited	1	100	Property investment	US$1
Virile Investment Enterprises Limited	1	100	Property investment	US$1
Wai Hung Development Company Limited		100	Investment holding and property investment	70,000
Warrior Company Limited		100	Property investment	300
Well Logic Properties Investment Limited	1	100	Property investment	US$1
Wellden Limited		100	Property investment	2
Wilson Parking (Holdings) Limited		100	Investment holding and carpark operation	1,000
Wisearn Properties Investment Limited	1	100	Property investment	US$1
Wiselink Investments Enterprises Limited	1	100	Property development	US$1
WTC (Club) Limited		100	Club management	200
Wylproud Company Limited		100	Property investment	2
Yancon Limited		100	Property investment	2
Zarabanda Company Limited		100	Property investment	2
Zindemar Investments Corp.	3	100	Property development	US$2

Notes: *1. Incorporated in the British Virgin Islands.*

2. Incorporated in the Cayman Islands.

3. Incorporated in Panama.

4. Indirectly held by the Company.

PRINCIPAL JOINTLY CONTROLLED ENTITIES

The directors are of the opinion that a complete list of the particulars of all jointly controlled entities will be of excessive length and therefore the list following contains only the particulars of jointly controlled entities which principally affect the profit and loss account or assets of the Group. A complete list of all jointly controlled entities will be annexed to the Company's 2002 annual return.

Unless otherwise stated, all principal jointly controlled entities are incorporated and operating in Hong Kong and unlisted.

Name	Note	Attributable Equity Interest Held by the Company (%)	Activities
Altomatic Limited		50	Property investment
#+ Anbok Limited		25	Property development
Arrowtown Assets Limited	1	49	Property development
#+ Asia Container Terminals Limited		28.5	Container terminals development
# Beijing Sun Dong An Co. Ltd.	2	50	Property investment
IFC Development Limited	1	47.5	Property development
# Dragon Beauty International Limited		50	Property development
#+ Faith & Safe Transportation Limited		50	Mid stream operator
Glorious Concrete (H.K.) Limited		50	Manufacturers of ready mixed concrete
#+ Green Valley Landfill Limited		20	Landfill waste disposal facility
#+ Hoi Kong Container Services Company Limited		50	Mid stream operator
Jade Land Resources Limited		25	Property development
# Kerry Hung Kai Warehouse (Cheung Sha Wan) Limited		50	Godown operation
Krimark Investments Limited		30	Property development
+ Mightypattern Limited		25	Investment holding
+ New-Alliance Asset Management (Asia) Limited		50	Investment management services
+ Newfoundworld Holdings Limited		20	Property development and investment
#+ Pearl Delta Limited		20	Solid waste management and enviroment services
#+ Primecredit (Asia) Limited		46.5	Provision of money lending services
#+ Primecredit Limited		46.5	Deposit-taking company
Ranny Limited		50	Property investment
#+ River Trade Terminal Co. Ltd.	1	33	River trade terminal
# Route 3 (CPS) Company Limited		50	Toll road operation
# Senica International Limited		22.5	Investment holding
#+ South China Transfer Limited		20	Solid waste management and environmental services
Splendid Shing Limited		50	Property investment
+ Star Play Development Limited		33.3	Property investment
+ Tinyau Company Limited		50	Property investment
+ Topcycle Development Limited		50	Property development
#+ Uttoxeter Limited		30	Property development
#+ Waldorf Realty Limited		25	Property investment
# Wisdom Choice Investment Limited		40	Property development
# Wolver Hollow Company Limited		50	Property investment
Xipho Development Company Limited		33.3	Property development

\+ *The financial statements of these companies have been audited by firms other than Deloitte Touche Tohmatsu. The aggregate net assets and profits after taxation of these jointly controlled entities attributable to the Group amounted to HK$562 million (2001: HK$959 million) and HK$246 million (2001:HK$487 million) respectively.*

\# *Companies with year ends not co-terminous with that of Sun Hung Kai Properties Limited.*

Note: 1. *Incorporated in the British Virgin Islands.*

2. *Incorporated in The People's Republic of China.*

PRINCIPAL ASSOCIATES

The directors are of the opinion that a complete list of the particulars of all associates will be of excessive length and therefore the list following contains only the particulars of associates which principally affect the profit and loss account or assets of the Group. A complete list of all associates will be annexed to the Company's 2002 annual return.

Unless otherwise stated, all principal associates are incorporated and operating in Hong Kong and unlisted.

Name	Note	Attributable Equity Interest Held by the Company (%)	Activities
#+ The Kowloon Motor Bus Holdings Limited (listed in Hong Kong)	1	33.28	Public transportation
#+ Ranex Investments Limited		29	Property development
+ SmarTone Telecommunications Holdings Limited (listed in Hong Kong)	1	29.62	Mobile telephone system operation
#+ The Hong Kong School of Motoring Limited		30	Driving School
#+ Travelex Hung Kai Airport Currency Exchange Limited (formerly Thomas Cook Hung Kai Airport Currency Exchange Limited)		25	Money exchange services

+ *The financial statements of these companies have been audited by firms other than Deloitte Touche Tohmatsu. The aggregate net assets and profits after taxation of these associates attributable to the Group amounted to HK$3,329 million (2001: HK$2,844 million) and HK$1,057 million (2001: HK$522 million) respectively.*

Companies with year ends not co-terminous with that of Sun Hung Kai Properties Limited.

Note: 1. *Incorporated in Bermuda.*

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Sun Hung Kai Properties Limited (the "Company"), you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser.

SUN HUNG KAI PROPERTIES LIMITED

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

PROPOSALS FOR
AMENDEMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY
ADOPTION OF NEW SHARE OPTION SCHEME OF THE COMPANY
TERMINATION OF EXISTNG SHARE OPTION SCHEME OF THE COMPANY
GENERAL MANDATES TO ISSUE AND TO REPURCHASE SHARES
ADOPTION OF NEW SHARE OPTION SCHEME AND TERMINATION OF EXISTING SHARE OPTION SCHEME OF SUNeVISION HOLDINGS LIMITED
NOTICE OF ANNUAL GENERAL MEETING
AND
NOTICE OF EXTRAORDINARY GENERAL MEETING

A notice convening the 2002 annual general meeting of the Company to be held at 53rd Floor, Sun Hung Kai Centre, 30 Harbour Road, Hong Kong on Thursday, 5 December 2002 at 12:30 p.m. is set out on pages 33 to 36 of this circular.

A notice convening an extraordinary general meeting of the Company to be held at 53rd Floor, Sun Hung Kai Centre, 30 Harbour Road, Hong Kong on Thursday, 5 December 2002 immediately after the close of the 2002 annual general meeting is set out on pages 37 to 38 of this circular.

Whether or not you are able to attend the meetings, please complete and return the relevant form of proxy accompanying this circular in accordance with the instructions printed thereon to the Share Registrars of the Company, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong as soon as possible and, in any event, not later than 48 hours before the time appointed for the holding of the respective meetings. Completion and return of the forms of proxy will not preclude you from attending and voting at each of the meetings should you so wish.

31 October 2002

CONTENTS

In this circular, unless the context requires otherwise, the following expressions have the following meanings:

"Annual General Meeting"	the 2002 annual general meeting of the Company to be held at 53rd Floor, Sun Hung Kai Centre, 30 Harbour Road, Hong Kong on Thursday, 5 December 2002 at 12:30 p.m., notice of which is set out on pages 33 to 36 of this circular, or any adjournment thereof
"Articles of Association"	the articles of association of the Company
"associate"	has the meaning set out in the Listing Rules
"Board"	the board of Directors or a duly authorised committee thereof
"business day"	a day (other than a Saturday or a Sunday) on which banks are generally open for business in Hong Kong and the Stock Exchange is open for business of dealing in securities
"Companies Ordinance"	the Companies Ordinance, Chapter 32 of the Laws of Hong Kong
"Company"	Sun Hung Kai Properties Limited, a company incorporated in Hong Kong with limited liability under the Companies Ordinance and whose securities are listed on the Stock Exchange
"Declaration of Trust"	a declaration by the Nominee to hold the Shares on trust for the Grantee (or his legal personal representative) in accordance with the terms of the New SHKP Share Option Scheme
"Directors"	the directors of the Company
"Employee"	any person employed by the Company or any subsidiary (including any person who is an executive director of the Company or any subsidiary)
"Existing SHKP Share Option Scheme"	the existing share option scheme of the Company for the Employees (including any executive directors) of the Company and its subsidiaries adopted by the Company at its general meeting on 20 November 1997
"Existing SUNeVision Share Option Scheme"	the existing share option scheme of SUNeVision for the employees (including any executive directors) of SUNeVision and its subsidiaries adopted by SUNeVision at its general meeting on 29 February 2000

"Extraordinary General Meeting"	the extraordinary general meeting of the Company to be held at 53rd Floor, Sun Hung Kai Centre, 30 Harbour Road, Hong Kong on Thursday, 5 December 2002 immediately after the close of the Annual General Meeting, notice of which is set out on pages 37 and 38 of this circular, or any adjournment thereof
"GEM"	the Growth Enterprise Market of the Stock Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM, as amended from time to time
"Grantee"	any Employee who accepts an offer of the grant of an Option in accordance with the terms of the New SHKP Share Option Scheme or (where the context so permits) the legal personal representatives of such Grantee
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	29 October 2002, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange, as amended from time to time
"Nominee"	a company to be nominated by the Company to hold the Shares on trust for the Grantee pursuant to the terms of the New SHKP Share Option Scheme
"New SHKP Share Option Scheme"	the share option scheme in its present or any amended form proposed to be adopted by the Company at the Extraordinary General Meeting, a summary of the principal terms of which is set out in Appendix I to this circular
"New SUNeVision Share Option Scheme"	the share option scheme in its present or any amended form proposed to be adoption by SUNeVision at the SUNeVision AGM and to be approved by the Shareholders at the Extraordinary General Meeting, a summary of the principal terms of which is set out in Appendix III to this circular
"Option"	an option to subscribe for Shares granted pursuant to the New SHKP Share Option Scheme

"Participants"	(i) any executive or non-executive directors (or any persons proposed to be appointed as such) or any employees (whether full-time or part-time) of each member of the Group; (ii) any consultants, professional and other advisers to each member of the SUNeVision Group (or persons, firms or companies proposed to be appointed for providing such services); (iii) any chief executives or substantial shareholders (as defined in the GEM Listing Rules) of SUNeVision; (iv) any associates of director, chief executive or substantial shareholder (as defined in the GEM Listing Rules) of SUNeVision, and (v) any employees of substantial shareholder (as defined in the GEM Listing Rules) of SUNeVision, as absolutely determined by the SUNeVision Board
"Share(s)"	ordinary share(s) of HK$0.50 each in the share capital of the Company
"Share Repurchase Rules"	the relevant rules set out in the Listing Rules to regulate the repurchase by companies with primary listing of their securities on the Stock Exchange
"Shareholder(s)"	holders of Share(s) in issue
"Share Issue Mandate"	a general mandate to the Directors to exercise the power of the Company to allot, issue and deal with Shares during the period as set out in the ordinary resolution no. 6 in the notice of the Annual General Meeting up to 20% of the issued share capital of the Company as at the date of passing the resolution
"Share Repurchase Code"	The Hong Kong Code on Share Repurchases
"Share Repurchase Mandate"	a general mandate to the Directors to exercise the power the Company to repurchase Shares during the period as set out in the ordinary resolution no. 5 in the notice of the Annual General Meeting up to 10% of the issued share capital of the Company as at the date of passing the resolution
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiary"	a company which is for the time being and from time to time a subsidiary (within the meaning of the Companies Ordinance)
"substantial shareholder(s)"	has the meaning ascribed thereto in the Listing Rules

"SUNeVision"	SUNeVision Holdings Limited, a company incorporated in the Cayman Islands with limited liability and whose securities are listed on GEM and a subsidiary of the Company
"SUNeVision AGM"	the annual general meeting of SUNeVision to be held at 53rd Floor, Sun Hung Kai Centre, 30 Harbour Road, Hong Kong on 3 December 2002 at 12:30 p.m.
"SUNeVision Board"	the board of directors of SUNeVision or a duly authorized committee thereof
"SUNeVision Circular"	the circular dated 30 September 2002 issued by SUNeVision in relation to, among other things, the adoption of the New SUNeVision Share Option Scheme
"SUNeVision Group"	SUNeVision and its subsidiaries
"Takeover Code"	The Hong Kong Code on Takeovers and Mergers
"HK$ and cents"	Hong Kong dollar and cents respectively, the lawful currency of Hong Kong
"%"	per cent

SUN HUNG KAI PROPERTIES LIMITED

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

Directors:
KWOK Ping-sheung, Walter, MSc (Lond), DIC, MICE, JP
(Chairman & Chief Executive)
#Dr LEE Shau-kee DBA (Hon), DSSc (Hon), LLD (Hon)
(Vice Chairman)
KWOK Ping-kwong, Thomas MSc (Bus Adm), BSc (Eng), FCPA, JP
(Vice Chairman & Managing Director)
KWOK Ping-luen, Raymond, MA (Cantab), MBA, Hon DBA
(Vice Chairman & Managing Director)
*Sir Sze-yuen CHUNG, GBM, GBE, PhD, FREng, JP
*Sir Po-shing WOO, Hon. LLD, FCIArb, F.I.Mgt., FInstD
*Dr. FUNG Kwok-king, Victor, BSc, MSc, PhD.
*KWAN Cheuk-yin, William, LLB
#LO Chiu-chun, Clement
#LAW King-wan
CHAN Kai-ming, C Eng, FIStructE, MICE
CHAN Kui-yuen, Thomas, B Comm
KWONG Chun
WONG Yick-kam, Michael, BBA, MBA
WONG Chik-wing, Mike, FHKIS, Registered Professional Surveyor (BS)
SO Hing-woh, Victor, MBA (CUHK), FHKIS, FRICS, FHKIH, FCIH, RPHM, JP
*WOO Ka-biu, Jackson, MA (Oxon)
(Alternate Director to Sir Po-shing Woo)

Registered Office:
45th Floor
Sun Hung Kai Centre
30 Harbour Road
Wanchai
Hong Kong

Non-Executive Director
* *Independent Non-Executive Director*

Company Secretary:
LAI Ho-kai, Ernest

31 October 2002

To Shareholders

Dear Sir or Madam,

The purpose of this circular is to provide you with information regarding the proposed amendment to the Articles of Association, the proposed adoption of the New SHKP Share Option Scheme, the termination of the Existing SHKP Share Option Scheme, the proposed renewal of the general mandates to issue, allot and deal with the Shares and to repurchase Shares, the proposed adoption of the New SUNeVision Share Option Scheme by SUNeVision, the termination of the Existing SUNeVision Share Option Scheme and to give you notice of each of the Annual General Meeting and Extraordinary General Meeting to be held on 5 December 2002.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Certain amendments have been made to the laws of Hong Kong and the Listing Rules as a result of which increased use of electronic media for communication with shareholders is permitted and summarised financial reports may be issued by companies. These facilities can result in significant cost saving for the Company as well as providing more user-friendly communications and reports to shareholders. The Company supports these changes and accordingly proposes to amend its Articles of Association to avail itself of such changes in law and the Listing Rules. The opportunity has also been taken to propose a small number of additional changes to the Articles of Association in order to bring them more up to date. Since there are a number of changes proposed, the changes are being effected by the adoption of a complete set of replacement Articles of Association in substitution for the existing Articles of Association.

The principal changes proposed to be made to the Articles of Association are as follows:

1 Article 2 is amended to include a definition of Clearing House, i.e. a recognised clearing house within the meaning of section 2 of the Securities and Futures (Clearing House) Ordinance.

2 Article 37 is amended to allow the use of machine imprinted signatures by a Clearing House on share transfers executed by that Clearing House.

3 Article 92A is added to include powers for more than one representative or proxy of a Clearing House to be appointed to represent that Clearing House at general meetings of the Company. This reflects the practice of HKSCC Nominees Limited in its capacity as CCASS nominee.

4 Article 102(A)(iv) is amended to provide that a Director of the Company automatically ceases to hold such office if he is publicly reprimanded by the Stock Exchange or discharged of his responsibilities as a director of a listed company under the Listing Rules.

5 Article 103(B) is amended to track more closely the provisions of note 1 of Appendix 3 to the Listing Rule, concerning the circumstances in which a Director may vote or be counted in the quorum of a meeting of the Directors in consideration of a contract or arrangement in which such Director is interested.

6 Article 135 is amended to provide that a facsimile signature of a Director on a written resolution of the Directors shall be treated as valid.

7 Article 166 is amended to provide for the sending of summarised financial reports to shareholders in accordance with the provisions of the Companies Ordinance and for the sending or making available of such reports by electronic means where the recipient has consented to the same.

8 Articles 170 is amended to reflect the use of electronic means of communication for sending or making available documents as referred to above.

9 The existing Article 171, provides for a member only to be entitled to be served with notices at an address in Hong Kong and for further provisions regarding alternative addresses in Hong Kong and deemed notice by advertisement in Hong Kong, is deleted. This means that a member is entitled to have notices sent to his registered address, wherever that may be.

10 The new Article 171 is a specific provision cross-referring to the Electronic Transactions Ordinance to facilitate the serving or making available of notice, documents or communications by electronic means. Articles 173 to 175 are amended to include further provisions supplemental to this.

A copy of the Articles of Association marked to show the changes being made is available for inspection at the Company's registered office during usual business hours on any business day up to and including the date of the Extraordinary General Meeting and at the Extraordinary General Meeting.

ADOPTION OF NEW SHKP SHARE OPTION SCHEME AND TERMINATION OF THE EXISTING SHKP SHARE OPTION SCHEME

The Directors propose to adopt the New SHKP Share Option Scheme which will be put to Shareholders for approval at the Extraordinary General Meeting. The Existing SHKP Share Option Scheme adopted on 20 November 1997 will expire on 19 November 2007. Any further grant of options under the Existing SHKP Share Option Scheme must comply with the requirements under the amended Chapter 17 of the Listing Rules. Although it is still possible to grant new options under the Existing SHKP Share Option Scheme provided that such grant of options comply with the requirements under the amended Chapter 17 of the Listing Rules, the Board proposes to adopt the New SHKP Share Option Scheme for the purposes of administrative convenience. The Existing SHKP Share Option Scheme will terminate upon the adoption of the New SHKP Share Option Scheme.

The New SHKP Share Option Scheme constitutes a share option scheme governed by Chapter 17 of the Listing Rules and the adoption of the New SHKP Share Option Scheme is subject to the approval of the Shareholders at the Extraordinary General Meeting.

Application has been made to the Stock Exchange for the grant of listing of and permission to deal in the Shares to be issued pursuant to the exercise of Options granted under the New SHKP Share Option Scheme to the extent of 10% of total number of Shares in issue as at the date of approval of the New SHKP Share Option Scheme.

The Directors believe that attracting and motivating high quality personnel is a key to the success and growth of the Company. The Directors believe that the New SHKP Share Option Scheme may provide Grantees with the opportunity of participating in the growth of the Company by acquiring

Shares and may, in turn, assist in the attraction and retention of Grantees who have made contributions to the success of the Company. The purpose of the New SHKP Share Option Scheme is to provide incentives to Grantees to contribute further to the Company. To ensure that this purpose is achieved by granting Options to Grantees who are regarded as valuable human resources of the Group based on their years of service, work experience and knowledge in the industry or who have contributed to the growth and success of the Group based on their performance and other relevant factors, the rules of the New SHKP Share Option Scheme do not specify any minimum holding period and/or performance targets as conditions of any Option but provide that the Board is empowered with the authority to determine the terms, conditions, restrictions or limitations of any Option based in each case on relevant factors as the Board considers appropriate. The Board believes that the authority given to the Board under the New SHKP Share Option Scheme to specify any minimum holding period and/or performance targets as conditions in any Option granted and the requirement for a minimum subscription price as well as the selection criteria prescribed by the rules of the New SHKP Share Option Scheme will serve to protect the value of the Company as well as to achieve the purposes of the New SHKP Share Option Scheme.

It is proposed that subject to the adoption of the New SHKP Share Option Scheme, the Existing SHKP Share Option Scheme be terminated with effect from the adoption of the New SHKP Share Option Scheme. As at the Latest Practicable Date, the Company has granted options relating to 2,931,000 Shares under the Existing SHKP Share Option Scheme which represents approximately 0.122% of the issued share capital of the Company. Of these options no Share has been exercised, cancelled nor lapsed; and options relating to 2,931,000 Shares are valid and outstanding and will remain valid under the Existing SHKP Share Option Scheme after that scheme is terminated. The Board has no intention of granting any further options under the Existing SHKP Share Option Scheme during the period from the Latest Practicable Date up to the date of the Extraordinary General Meeting.

As at the Latest Practicable Date, the issued share capital of the Company comprised of 2,400,907,362 Shares. Assuming that there is no change in the issued share capital of the Company between the period from the Latest Practicable Date and the date of passing the shareholders' resolution to adopt the New SHKP Share Option Scheme, the total number of Shares issuable pursuant to the New SHKP Share Option Scheme on the date of its adoption will be 240,090,736 Shares, representing 10% of the total number of shares in issue as at the date of approval of the New SHKP Share Option Scheme.

The Directors consider that it is not appropriate to state the value of all options that can be granted pursuant to the New SHKP Share Option Scheme as if they had been granted at the Latest Practicable Date. The Directors believe that any statement regarding the value of the options as at the Latest Practicable Date will not be meaningful to the Shareholders, taking into account the number of variables which are crucial for the calculation of the option value which have not been determined. Such variables include the exercise price, exercise period, any lock-up period, any performance targets set and other relevant variables.

A summary of the principal terms of the New SHKP Share Option Scheme is set out in Appendix I to this circular. This serves as a summary of the terms of the New SHKP Share Option Scheme but does not constitute the full terms of the same. The full terms of the New SHKP Share Option Scheme may be inspected at the registered office of the Company at 45th Floor, Sun Hung Kai Centre, 30 Harbour Road, Wanchai, Hong Kong from the date of this circular up to and including the date of the Extraordinary General Meeting and at the Extraordinary General Meeting.

ADOPTION OF THE NEW SUNeVISION SHARE OPTION SCHEME AND TERMINATION OF THE EXISTING SUNeVISION SHARE OPTION SCHEME

The directors of SUNeVision proposed to adopt the New SUNeVision Share Option Scheme which will put to the shareholders of SUNeVision for approval at the SUNeVision AGM. The Existing SUNeVision Share Option Scheme was adopted by SUNeVision on 29 February 2000 and will expire on 28 February 2010. To be in line with the recent changes of the GEM Listing Rules in relation to share option schemes and in order for SUNeVision to attract, retain and motivate talented Participants to strive for the goals of the SUNeVision Group and to provide SUNeVision with a flexible means of giving incentive to, rewarding, remunerating, compensating and/or providing benefits to the Participants and for such other purposes as the SUNeVision Board may approve from time to time, the SuneVision Board proposes that the New SUNeVision Share Option Scheme for the Participants be approved and adopted and the Existing SUNeVision Share Option Scheme be terminated at the Extraordinary General Meeting.

The New SUNeVision Share Option Scheme constitutes a share option scheme governed by Chapter 23 of the GEM Listing Rules and the adoption of the New SUNeVision Share Option Scheme is subject to the approval of the shareholders of SUNeVision at the SUNeVision AGM and of the Shareholders at the Extraordinary General Meeting.

Application has been made by SUNeVision to the Stock Exchange for the grant of listing of and permission to deal in the shares to be issued pursuant to the exercise of the options granted under the New SUNeVision Share Option Scheme.

Subject to the approval of the Shareholders at the Extraordinary General Meeting and the approval of the shareholders of SUNeVision at the SUNeVision AGM of the adoption of the New SUNeVision Share Option Scheme and the termination of the Existing SUNeVision Share Option Scheme, the Existing SUNeVision Share Option Scheme will be terminated with effect from the conclusion of the Extraordinary General Meeting or the conclusion of the SUNeVision AGM, whichever is the later; and the New SUNeVision Share Option Scheme will take effect, subject to the approval of the Stock Exchange, on the date of its adoption at the Extraordinary General Meeting or on the date the New SUNeVision Share Option Scheme is approved at the SUNeVision AGM, whichever is the later.

As at 25 September 2002, being the latest practicable date prior to the printing of the SUNeVision Circular, the SUNeVision Board has granted options relating to a total of 21,250,500 shares of SUNeVision under the Existing SUNeVision Share Option Scheme which represents approximately 1.05% of the issued share capital of SUNeVision. Of these options, there are 13,632,500 shares representing outstanding options and 7,618,000 shares representing options cancelled and no option has lapsed under the Existing SUNeVision Share Option Scheme. Out of the aforesaid outstanding options, 6,095,000 options are exercisable during the period from 31 December 2000 to 30 December 2005, 1,937,500 options are exercisable during the period from 15 November 2001 to 14 November 2006, 3,350,000 options are exercisable during the period from 20 March 2002 to 19 March 2007 and 2,250,000 options are exercisable during the period from 8 July 2003 to 7 July 2008.

As at 25 September 2002, being the latest practicable date prior to the printing of the SUNeVision Circular, the issued share capital of SUNeVision comprised 2,026,309,500 shares of HK$0.10 each. Assuming that there is no change in the issued share capital of SUNeVision between the period from 25 September 2002 and the date of the adoption of the New SUNeVision Share Option Scheme, the number of Shares issuable pursuant to the New SUNeVision Share Option Scheme on the date of its adoption will be 202,630,950 shares, representing 10% of the total number of shares in issue as at the date of approval of the New SUNeVision Share Option Scheme.

A summary of the principal terms of the New SUNeVision Share Option Scheme is set out in Appendix III to this circular. This serves as a summary of the terms of the New SUNeVision Share Option Scheme but does not constitute the full terms of the same. The full terms of the New SUNeVision Share Option Scheme may be inspected at the registered office of the Company at 45th Floor, Sun Hung Kai Centre, 30 Harbour Road, Wanchai, Hong Kong from the date of this circular up to and including the date of the Extraordinary General Meeting and at the Extraordinary General Meeting.

GENERAL MANDATE TO ISSUE SHARES

At the annual general meeting of the Company held on 29 November 2001, resolutions were passed giving general mandates to the Directors to allot, issue and deal with Shares and to exercise the powers of the Company to repurchase its own Shares in accordance with the Share Repurchase Rules. These general mandates will lapse at the conclusion of the forthcoming annual general meeting of the Company for 2002 unless renewed at that meeting. It is therefore proposed to renew the general mandates to allot, issue and deal with Shares and to repurchase Shares at the Annual General Meeting.

At the Annual General Meeting, ordinary resolution will be proposed for the Shareholders to consider and, if thought fit, approve the Share Issue Mandate. The Shares which may be allotted and issued pursuant to the Share Issue Mandate is up to 20% of the issued share capital of the Company on the date of passing the resolution approving the Share Issue Mandate. In addition, ordinary resolution will also be proposed for the Shareholders to consider and, if thought fit, approve the extension of the Shares Issue Mandate by adding to the aggregate number of Shares which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to the Share Issue Mandate the number of Shares purchased under the Share Repurchase Mandate, if granted.

Details of the Share Issue Mandate and the extension of the Share Issue Mandate are respectively set out in the ordinary resolution no. 6 in the Notice of the Annual General Meeting set out on pages 33 to 36 of this circular. These mandates will expire whichever is the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the memorandum and articles of association of the Company or by the laws of Hong Kong to be held; and (c) the date on which the authority given under the ordinary resolution is revoked or varied by an ordinary resolution of the Shareholders.

GENERAL MANDATE TO REPURCHASE SHARES

At the Annual General Meeting, ordinary resolution will be proposed for the Shareholders to consider and, if thought fit, approve the Share Repurchase Mandate. The Shares which may be repurchased pursuant to the Share Repurchase Mandate are up to 10% of the issued share capital of the Company on the date of passing the resolution approving the Share Repurchase Mandate.

As at the Latest Practicable Date, the issued share capital of the Company comprised of 2,400,907,362 Shares. Assuming that there is no change in the issued share capital between the period from the Latest Practicable Date and the date of passing the resolution approving the Share Repurchase Mandate, the maximum number of Shares which may be repurchased pursuant to the Share Repurchase Mandate on the date of passing the resolution approving the Share Repurchase Mandate will be 240,090,736 Shares.

An explanatory statement as required under the Share Repurchase Rules, giving certain information regarding the Share Repurchase Mandate together with the details of the repurchases of Shares made by the Company during the previous six months preceding the Latest Practicable Date, are set out in Appendix II to this circular. The Share Repurchase Mandate will expire whichever is the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the memorandum and articles of association of the Company or by laws of Hong Kong to be held; and (c) the date on which the authority given under the ordinary resolution is revoked or varied by an ordinary resolution of the Shareholders.

NOTICE OF ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting to be held at 53rd Floor, Sun Hung Kai Centre, 30 Harbour Road, Hong Kong on Thursday, 5 December 2002 at 12:30 p.m. is set out on pages 33 to 36 of this circular. At the Annual General Meeting, ordinary resolutions will be proposed to approve the Share Issue Mandate and the Share Repurchase Mandate.

A proxy form for use at the Annual General Meeting is enclosed. Whether or not you are able to attend the Annual General Meeting, you are requested to complete the accompanying proxy form in accordance with the instructions printed thereon and return the same to the Company's Share

Registrars, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the meeting. Completion and return of the proxy form will not prevent shareholders from attending and voting at the Annual General Meeting if they so wish.

NOTICE OF EXTRAORDINARY GENERAL MEETING

A notice convening the Extraordinary General Meeting to be held at 53rd Floor, Sun Hung Kai Centre, 30 Harbour Road, Hong Kong on Thursday, 5 December 2002 immediately after the close of the Annual General Meeting is set out on pages 37 and 38 of this circular. At the Extraordinary General Meeting, special resolution will be proposed to approve the proposed amendments to the Articles of Association; ordinary resolutions will be proposed (i) to approve the New SHKP Share Option Scheme and authorise the Directors to grant options thereunder and to allot and issue shares pursuant to the New SHKP Share Option Scheme; (ii) to terminate the Existing SHKP Share Option Scheme; (iii) to approve the New SUNeVision Share Option Scheme; and (iv) to terminate the Existing SUNeVision Share Option Scheme.

A proxy form for use at the Extraordinary General Meeting is enclosed. Whether or not you are able to attend the Extraordinary General Meeting, you are requested to complete the accompanying proxy form in accordance with the instructions printed thereon and return the same to the Company's Share Registrars, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the meeting. Completion and return of the proxy form will not prevent shareholders from attending and voting at the Extraordinary General Meeting if they so wish.

In accordance with the requirements of the Listing Rules, the Company will publish in the newspapers an announcement on the outcome of the Extraordinary General Meeting in respect of the resolution relating to the adoption of the New SHKP Share Option Scheme on the business day following the date of the Extraordinary General Meeting.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, statements of fact expressed herein are true, accurate and not misleading, statements of opinion expressed herein have been arrived at after due and careful consideration and there are no other facts not contained in this circular the omission of which would make any statement herein misleading.

RECOMMENDATION

The Directors believe that (i) the grant of the Share General Mandate and Share Repurchase Mandate to be proposed at the Annual General Meeting and (ii) the amendments to the Articles of Association, the adoption of the New SHKP Share Option Scheme and the New SUNeVision Share Option Scheme to be proposed at the Extraordinary General Meeting are in the best interests of the Company and the Shareholders. Accordingly the Board recommends the Shareholders should vote in favour of the resolutions in relation to the above proposals to be proposed at the Annual General Meeting and Extraordinary General Meeting (as the case may be).

Yours faithfully,
Kwok Ping-sheung, Walter
Chairman & Chief Executive

NEW SHKP SHARE OPTION SCHEME

The following is a summary of the principal terms of the New SHKP Share Option Scheme proposed to be approved at the Extraordinary General Meeting:

(a) **Purpose**

The purpose of the New SHKP Share Option Scheme is to attract and retain the best quality personnel for the development of the Company's businesses; to provide additional incentives to Employees of the Group; and to promote the long term financial success of the Company by aligning the interests of Grantees to shareholders.

(b) **Who may join**

On and subject to the terms of the New SHKP Share Option Scheme and the requirements of the Listing Rules, the Board may offer to grant an Option to any Employee as the Board may in its absolute discretion select.

(c) **Administration**

The New SHKP Share Option Scheme shall be subject to the administration of the Board. The Board's administrative powers include the authority, in its discretion:

(i) to select Employees to whom Options may be granted under the New SHKP Share Option Scheme;

(ii) to determine, subject to the requirements of the Listing Rules and the law, the time of the grant of Options;

(iii) to determine the number of Shares to be covered by each Option granted under the New SHKP Share Option Scheme;

(iv) to approve forms of option agreements;

(v) to determine, subject to the terms of the New SHKP Share Option Scheme and the requirements of the Listing Rules, the terms and conditions of any Option based in each case on such factors as the Board may determine. Such terms and conditions may include:

- the exercise price;
- the period within which the Shares must be taken up under the Option, which must not be more than 10 years from the date of grant;

- the minimum period, if any, for which an Option must be held before it can vest (the New SHKP Share Option Scheme itself does not specify any minimum holding period);

- the performance targets, if any, that must be achieved before the Option can be exercised (the New SHKP Share Option Scheme itself does not specify any performance targets);

- the amount, if any, payable on application or acceptance of the Option and the period within which payments or calls must or may be made or loans for such purposes must be repaid;

(vi) to construe and interpret the terms of the New SHKP Share Option Scheme and Options granted pursuant to the New SHKP Share Option Scheme;

(vii) subject to paragraph (x) and without prejudice to paragraph (y), to prescribe, amend and rescind rules and regulations relating to the New SHKP Share Option Scheme, including rules and regulations relating to sub-schemes established for the purpose of qualifying for preferred treatment under foreign laws or for benefit intended solely for any particular type of Grantees;

(viii) to vary the terms and conditions of any option agreement (provided that such variation is not inconsistent with the terms of the Listing Rules and the New SHKP Share Option Scheme).

(d) **Grant of Option**

On and subject to the terms of the New SHKP Share Option Scheme and the requirements of the Listing Rules, the Board shall be entitled at any time within 10 years commencing on the date of adoption of the New SHKP Share Option Scheme to make an offer for the grant of an Option to any Employee as the Board may in its absolute discretion select.

(e) **Payment on acceptance of Option offer**

An offer shall remain open for acceptance by the Employee concerned for a period of 28 days from the date of the offer (or such longer period as the Board may specify in writing). HK$1.00 is payable by the Grantee to the Company on acceptance of the offer of the Option. If such remittance is not made upon acceptance, acceptance of an offer shall create a promise by the relevant Grantee to pay to the Company HK$1.00 on demand.

(f) **Subscription price**

The subscription price in respect of any particular Option shall be such price as the Board may in its absolute discretion determine at the time of grant of the relevant Option but the subscription price shall not be less than whichever is the higher of (i) the closing price of the

Shares as stated in the Stock Exchange's daily quotations sheet on the date of grant; (ii) the average closing prices of the Shares as stated in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the date of grant; and (iii) the nominal value of a share.

(g) **Option period**

The period within which the Shares must be taken up under an Option shall be determined by the Board in its absolute discretion at the time of grant, but such period must not exceed 10 years from the date of grant of the relevant Option.

(h) **Rights are personal to grantee**

An Option shall be personal to the Grantee and shall not be assignable or transferable.

(i) **Rights attaching to Shares allotted**

The Shares to be allotted upon the exercise of an Option shall be subject to all the provisions of the Articles of Association and shall rank pari passu in all respects with the existing fully paid Shares in issue on the date of allotment and accordingly will entitle the holders to participate in all dividends or other distributions paid or made on or after the date of allotment other than any dividend or other distribution previously declared or recommended or resolved to be paid or made with respect to a record date which shall be before the date of allotment.

(j) **Deadline for allotment of shares**

Within 40 days after receipt of the notice and, where appropriate, receipt of the Auditors' certificate pursuant to paragraph (w) or otherwise required under the New SHKP Share Option Scheme, the Company shall allot the relevant number of Shares to the Nominee credited as fully paid and issue to the Nominee a share certificate in respect of the Shares so allotted and shall direct the Nominee to issue a Declaration of Trust to the Grantee.

(k) **Nominee**

The Shares to be allotted upon the exercise of an Option shall be held by the Nominee on trust for the Grantee (or his legal personal representatives) subject to the provisions of the New SHKP Share Option Scheme. The Nominee shall as soon as practicable after receipt of the Company's direction in accordance with paragraph (j) above send to the Grantee (or his legal personal representatives) a Declaration of Trust and shall thereafter act in accordance with the proper instructions received from the relevant Grantee (or his legal personal representative) in respect of such Shares.

(l) **Right of first refusal**

Any Shares to be issued pursuant to the New SHKP Share Option Scheme shall be issued on the terms that the Grantee (or his legal personal representatives) shall, prior to effecting any sale of any of his beneficial interest in the Shares held by the Nominee, first offer such sale to the Company or any third party purchaser procure by the Company. The Grantee (or his legal personal representatives) shall, by instructing the Nominee, give a notice to the Company of his intention of the sale and the number of Shares offered for sale (the "Offer Shares"). The Company may, upon receipt of the Grantee's aforesaid notice, accept the offer or procure a third party purchaser to accept the offer within the next 24 hours at the closing price of the Shares on the Stock Exchange on the last business day immediately preceding the date of acceptance of the offer. The Company shall be deemed to have received the Grantee's notice of intention of sale upon the Grantee instructing the Nominee of such intention. Any purchase made by the Company of its own Shares will be made in accordance with the Companies Ordinance and the Share Repurchase Code. Any Offer Shares not accepted for purchase by the Company or by the third party purchaser may be sold to other independent parties unrelated to the Grantee (or his legal personal representative) through the Stock Exchange at market price within the next five business days. If such Offer Shares are not sold in the manner stated herein within such five business day period, they shall once again be subject to the restrictions contained in this paragraph (l).

(m) **Rights on retirement, death or total permanent physical or mental disability**

If a Grantee retires, dies or becomes totally permanently physically or mentally disabled, the Option may be exercised within such period of time as is specified in the option agreement (but in no event later than the expiration of the term of such Option as set forth in the option agreement).

In the absence of a specified time in the option agreement, the Option shall remain exercisable for twelve (12) months (or such longer period as the Board shall decide) following the relevant Grantee's retirement, death or total permanent physical or mental disability. The Option may be exercised within that period by the personal representatives of the Grantee.

If the Option is not so exercised within the time specified above, the Option shall lapse.

(n) **Termination for being guilty of serious misconduct etc.**

If a Grantee ceases to be an Employee for reason of being guilty of serious misconduct, or having committed any act of bankruptcy or having become insolvent or having made any arrangements or composition with his creditors generally, or having been convicted of any criminal offence involving his integrity or honesty, the option shall immediately lapse.

(o) **Rights on termination other than for retirement, death, permanent disability or misconduct**

If a Grantee ceases to be an Employee other than for reasons provided under paragraphs (m), (n) or (p), then, unless otherwise provided in the option agreement, the Option (to the extent not already exercised) shall lapse on the date of cessation of such employment and not be exercisable unless the Board otherwise determines in which event the Option (or such remaining part thereof) shall be exercisable within such period as the Board may determine following the date of such cessation, which date shall be the last actual working day with the Company or the relevant subsidiary whether salary is paid in lieu of notice or not.

(p) **Termination due to separate listing or sale**

If the Board considers that a Grantee has ceased to be an Employee due to the sale or separate listing of a subsidiary by which he is employed, or if the Company is merged, reorganised or consolidated with another entity (and paragraphs (q), (r) and (s) below do not apply), the Board may at its sole discretion:

(i) make such arrangements as it considers appropriate for the grant of substitute options or share purchase rights of equivalent fair value to the Option in the purchasing, surviving or newly-listed company;

(ii) provide cash compensation to the Grantee equivalent to the fair value of the Option to the extent not exercised;

(iii) waive any conditions attached to the Option; or

(iv) permit the continuation of the Option in accordance with its original terms.

If the Board does not permit the continuation of the Option in accordance with its original terms or make any of the arrangements specified in (i) to (iv) above, the Option shall lapse.

(q) **Right on takeover**

If a general offer by way of takeover is made to all the holders of Shares (or all such holders other than the offeror and/or any person controlled by the offeror and/or any person acting in association or concert with the offeror), and the offer becomes or is declared unconditional in all respects, the Grantee shall be entitled to exercise the Option (to the extent not already exercised) at any time within one month (or such longer period as the Board shall decide) after the date on which the offer becomes or is declared unconditional.

(r) **Rights on compromise or arrangement**

If a compromise or arrangement between the Company and its members or creditors is proposed for the purposes of the amalgamation of the Company with any other company(s), the Company shall give notice to the Grantee on the same date as it despatches the notice to each member or creditor of the Company summoning the meeting to consider such a compromise or arrangement, and thereupon the Grantee (or his personal representatives) may until the expiry of the period commencing with such date and ending with the earlier of the date two calendar months thereafter or the date on which such compromise or arrangement is sanctioned by the court exercise any of his Options, but the exercise of an Option as aforesaid shall be conditional upon such compromise or arrangement being sanctioned by the court and becoming effective. The Company may require the Grantee to transfer or otherwise deal with the Shares issued as a result of the exercise of Options in these circumstances so as to place the Grantee in the same position, as nearly as possible, as would have been the case had such Shares been subject to such compromise or arrangement.

(s) **Rights on voluntary winding-up of the Company**

In the event a notice is given by the Company to its members to convene a general meeting for the purposes of considering, and if thought fit, approving a resolution to voluntarily wind-up the Company, the Company shall on the same date as or soon after it despatches such notice to each member of the Company give notice thereof to all Grantees (together with a notice of the existence of the provisions of the New SHKP Share Option Scheme relating to this paragraph (s)) and thereupon, each Grantee (or his or her personal representatives) shall be entitled to exercise all or any of his Options (to the extent not already exercised) at any time not later than two business days prior to the proposed general meeting of the Company by giving notice in writing to the Company, accompanied by a remittance for the full amount of the aggregate subscription price for the Shares in respect of which the notice is given whereupon the Company shall as soon as possible and, in any event, no later than the business day immediately prior to the date of the proposed general meeting referred to above, allot the relevant Shares to the Nominee credited as fully paid.

(t) **Lapse of Option**

Subject to the discretion of the Board to extend the option period as referred to in paragraphs (c), (m), (o), (p), (q) and (x), an Option shall lapse and not be exercisable (to the extent not already exercised) on the earliest of (i) the expiry of the option period; (ii) the expiry of any of the periods referred to in paragraphs (m), (n), (o), (p), (q), (r) and (s); and (iii) the date on which the Board certifies that there has been a breach of paragraph (h).

(u) **Cancellation of Option**

Options granted but not exercised may be cancelled by the Company with the approval of the Grantee. Where the Company cancels Options and offer to issues new ones to the same Employee, the issue of such new Options may only be made under the New SHKP Share Option Scheme with available unissued Options (excluding the cancelled Options) within the limits set out in paragraph (v) below.

(v) **Maximum number of Shares available under the New SHKP Share Option Scheme**

(i) *Overriding Limit*

The limit on the number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the New SHKP Share Option Scheme and any other schemes must not exceed 30% of the Shares in issue from time to time. No options may be granted under any schemes of the Company if this will result in the limit being exceeded.

(ii) *Mandate Limit*

In addition to the limit set out in sub-paragraph (v)(i) above and prior to the approval of a refreshed mandate limit as referred to in sub-paragraph (v)(iii) below, the total number of Shares which may be issued upon exercise of all options to be granted under the New SHKP Share Option Scheme and any other schemes must not in aggregate exceed 10% of the Shares in issue as at the date of adoption of the New SHKP Share Option Scheme, being 240,090,736 Shares ("Mandate Limit") based on 2,400,907,362 total issued Shares as at the Latest Practicable Date and assuming there is no change in the issued share capital of the Company prior to the date of adoption of the New SHKP Share Option Scheme. Options lapsed in accordance with the terms of the New SHKP Share Option Scheme or any other schemes will not be counted for the purpose of calculating the 10% limit.

(iii) *Refreshing of Mandate Limit*

The Company may by ordinary resolutions of the Shareholders refresh the Mandate Limit. However, the total number of Shares which may be issued upon exercise of all options to be granted under all of the schemes of the Company under the limit as refreshed must not exceed 10% of the Shares in issue as at the date of approval of refreshing the limit. Options previously granted under the schemes (including those outstanding, cancelled, lapsed in accordance with the schemes of the Company or exercised options) will not be counted for the purpose of calculating the limit as refreshed.

(iv) *Grant to specifically identified Grantees*

Specifically identified Grantees may be granted Options beyond the Mandate Limit. The Company may in addition seek separate approval by its Shareholders in general meeting for granting Options beyond the Mandate Limit provided the Options in excess of the limit are granted only to Grantees specifically identified by the Company before such approval is sought. The date of board meeting for proposing such further grant should be taken as the date of grant for such grants.

(v) *Limit for each Grantee*

The total number of Shares issued and to be issued upon exercise of Options (whether exercised or outstanding) in any 12-month period granted to each Grantee must not exceed

1% of the Shares in issue. Where any further grant of Options to a Grantee would result in the Shares issued and to be issued upon exercise of all options granted and to be granted to such person (including exercised, cancelled and outstanding options) in the 12-month period up to and including the date of such further grant representing in aggregate over 1% of the Shares in issue, such further grant shall be subject to separate approval by the Shareholders in general meeting with the relevant Grantee and his associates abstaining from voting. The date of board meeting for proposing such further grant should be taken as the date of grant for such grants.

(w) **Effects of reorganisation of capital structure**

In the event of any alteration in the capital structure of the Company whilst any Option may become remains exercisable, whether by way of capitalisation of profits or reserves, rights issue, consolidation, subdivision, reduction of the share capital of the Company, such corresponding alterations (if any) shall be made to the number and/or nominal amount of Shares subject to the Option so far as unexercised; the subscription price; and/or the maximum number of Shares referred to in paragraph (v) above, as the auditors shall certify in writing to the Board either generally or as regards any particular Grantee to be in their opinion fair and reasonable (except in the case of a capitalisation issue where no such certification shall be required), provided that: (i) any such alterations shall be made on the basis that the aggregate subscription price payable by a Grantee on the full exercise of any Option shall remain as nearly as possible the same (but shall not be greater than) it was before such event; (ii) no such alterations shall be made the effect of which would be to enable a Share to be issued at less than its nominal value; and (iii) no such alterations shall be made the effect of which would be to increase the proportion of the issued share capital of the Company for which any Grantee is entitled to subscribe pursuant to the Options held by him.

For the avoidance of doubt only, the issue of securities as consideration in a transaction shall not be regarded as a circumstance requiring any such alterations.

(x) **Alteration to the scheme**

The New SHKP Share Option Scheme may be altered in any respect by resolution of the Board except that the provisions of the New SHKP Share Option Scheme relating to matters contained in Rule 17.03 of the Listing Rules shall not be altered to the advantage of Grantees or prospective Grantee except with the prior sanction of a resolution of the Company in general meeting, provided that no such alteration shall operate to affect adversely the terms of issue of any Option granted or agreed to be granted prior to such alteration except with the consent or sanction of such majority of the Grantees as would be required of the Shareholders under the Articles of Association for a variation of the rights attached to the Shares. Any alterations to the terms and conditions of the New SHKP Share Option Scheme which are of a material nature, and any change to the terms of the Options granted, shall be approved by the Shareholders, except where the alterations take effect automatically under the existing terms of the New SHKP Share Option Scheme. The amended terms of the Share Option Scheme shall comply with the relevant requirements of Chapter 17 of the Listing Rules. Any change to the authority of the Board to alter the terms of the New SHKP Share Option Scheme shall be approved by the Shareholders. Subject to the Listing Rules and the terms of the New SHKP Share Option Scheme the Board may, at any time and in its absolute discretion, remove, waive or vary the conditions, restrictions or limitations imposed in an option agreement on compassionate or any other grounds.

(y) **Termination of New SHKP Share Option Scheme**

The Company may by resolution in general meeting or the Board at any time terminate the operation of the New SHKP Share Option Scheme and in such event no further Options will be offered after the New SHKP Share Option Scheme is terminated but in all other respects the provisions of the New SHKP Share Option Scheme shall remain in full force and effect. All Options granted prior to such termination and not then exercised shall remain valid.

The following is the Explanatory Statement required to be sent to Shareholders under the Listing Rules in connection with the proposed general mandate for repurchase of Shares and also constitutes the memorandum under section 49BA of the Companies Ordinance. References in this statement to "Shares" means shares of all classes in the capital of the Company.

(a) **Listing Rules**

The Listing Rules permit companies with a primary listing on the Stock Exchange to repurchase their fully-paid up shares on the Stock Exchange subject to certain restrictions, the most important of which are summaries below.

(b) **Shareholders' approval**

The Listing Rules provide that all on-market share repurchases by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by specific approval of a particular transactions or by a general mandate to the directors of the company to make such repurchases.

(c) **Exercise of the Share Repurchase Mandate**

As at the Latest Practicable Date, there were 2,400,907,362 Shares in issue. Subject to the passing of the ordinary resolution no. 5 in the notice of the Annual General Meeting and on the basis that no further Shares are issued or no Shares are repurchased prior to the Annual General Meeting, the Company would be allowed under the Share Repurchase Mandate to repurchase a maximum of 240,090,736 Shares.

(d) **Reasons for the Repurchase of Shares**

The Directors believe that the Share Repurchase Mandate is in the best interest of the Company and the Shareholders. Repurchases may, depending on the circumstances, result in an increase in net assets and/or earnings per share. The Directors are seeking the grant of a general mandate to repurchase Shares to give the Company flexibility to do so if and when appropriate. The timing and the number(s), the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time having regard to the circumstances then pertaining.

(e) **Source of Funds**

Repurchases must be made out of funds which are legally available for such purpose in accordance with the Company's memorandum and articles of association and the laws of Hong Kong. It is envisaged that the funds required for any repurchase would be derived from the distributable profits of the Company.

There could be adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report of the Company for the financial year ended 30 June 2002) in the event that the proposed share repurchases were to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the general mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital of the Company or its gearing level.

(f) **Share Prices**

The monthly highest and lowest prices at which the Shares had traded on the Stock Exchange during the 12 months preceding the Latest Practicable Date were as follows:

	Shares	
	Highest	**Lowest**
	HK$	*HK$*
2001		
October	47.10	53.00
November	47.10	60.00
December	56.75	67.50
2002		
January	61.50	72.25
February	55.00	65.50
March	55.25	63.75
April	56.75	68.00
May	60.75	71.00
June	56.25	64.25
July	54.25	63.25
August	50.00	58.75
September	42.80	51.00

(g) **Undertaking**

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Share Repurchase Mandate in accordance with the Listing Rules, the laws of Hong Kong and the memorandum and articles of association of the Company.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates currently intends to sell Shares to the Company or its subsidiaries in the event that the Share Repurchase Mandate is approved by the Shareholders.

No connected person (as defined in the Listing Rules) has notified the Company that he has a present intention to sell the Shares to the Company, or has undertaken not to do so in the event that the Company is authorised to make repurchases of Shares.

(h) **The Takeover Code**

If as a result of repurchase of Shares by the Company, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Takeover Code. Accordingly, a shareholder, or group of shareholders acting in concert, could obtain or consolidate control of the Company or become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeover Code. The Directors are not aware of any shareholder or group of shareholders acting in concert who will become obliged to make a mandatory offer as result of a repurchase of Shares.

(i) **Shares purchase by the Company**

No purchase has been made by the company of its shares in the six months prior to the date of this circular.

The following is a summary of the principal terms of the New SUNeVision Share Option Scheme proposed to be approved at the Extraordinary General Meeting:

(a) The purpose of the New SUNeVision Share Option Scheme is for SUNeVision to attract, retain and motivate talented Participants to strive for the goals of the SUNeVision Group and to provide SUNeVision with a flexible means of giving incentive to, rewarding, remunerating, compensating and/or providing benefits to the Participants and for such other purposes as the SUNeVision Board may approve from time to time.

(b) The New SUNeVision Share Option Scheme is conditional upon (i) the passing of an ordinary resolution by the shareholders of SUNeVision at general meeting approving the adoption of the New SUNeVision Share Option Scheme and authorising the directors of SUNeVision to grant options to subscribe for shares thereunder and to allot and issue shares pursuant to the exercise of any options granted under the New SUNeVision Share Option Scheme; (ii) the passing of an ordinary resolution by the Shareholders and the shareholders of SUNeVision at their respective general meetings approving the termination of the Existing SUNeVision Share Option Scheme; (iii) the passing of an ordinary resolution by the Shareholders of the Company at general meeting approving the adoption of the New SUNeVision Share Option Scheme; and (iv) the GEM Listing Committee of the Stock Exchange granting approval of the listing of, and permission to deal in, any Shares to be issued pursuant to the exercise of options under the New SUNeVision Share Option Scheme.

(c) The SUNeVision Board may, at its discretion, invite any Participant to take up options. In determining the basis of eligibility of each Participant, the SUNeVision Board would mainly take into account of the experience of the Participant on the SUNeVision Group's business, the length of service of the Participant with the SUNeVision Group or the length of business relationship the Participant has established with the SUNeVision Group, the amount of contribution the Participant has made or is likely to make towards the success of the SUNeVision Group and such other factors as the SUNeVision Board may at its discretion consider appropriate.

(d) Offer of an option shall be deemed to have been accepted by the grantee and the option to which the offer relates shall be deemed to have been granted when the duplicate letter comprising acceptance of the option duly signed by the grantee together with a remittance in favour of SUNeVision of HK$1.00 by way of consideration for the granting thereof is received by SUNeVision within 28 days from the date of the offer. The subscription price for shares is calculated in accordance with paragraph (e) below.

(e) The subscription price for Shares under the New SUNeVision Share Option Scheme will be at least the highest of (i) the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the date on which an option is offered, which date must be a business day; (ii) a price being the average of the closing prices of the shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date on which an option is offered; and (iii) the nominal value of a share.

(f) (i) Subject to sub-paragraph (iv) below, the total number of shares which may be issued upon exercise of all options to be granted under the New SUNeVision Share Option Scheme and any other share option scheme of SUNeVision shall not in aggregate exceed 10% of the total number of shares in issue as at the date of approval of the New SUNeVision Share Option Scheme, unless SUNeVision obtains a fresh approval from its shareholders pursuant to sub-paragraph (ii) below.

(ii) Subject to sub-paragraph (iv) below, SUNeVision may seek approval of its shareholders in general meeting for refreshing the 10% limit set out in sub-paragraph (i) above such that the total number of shares which may be issued upon exercise of all options to be granted under the New SUNeVision Share Option Scheme or any other share option schemes of SUNeVision under the limit as refreshed shall not exceed 10% of the total number of shares in issue as at the date of approval to refresh such limit.

(iii) Subject to sub-paragraph (iv) below, SUNeVision may seek separate approval by its shareholders in general meeting for granting options beyond the 10% limit provided the options in excess of such limit are granted only to Participants specifically identified by SUNeVision before such approval is sought.

(iv) Notwithstanding any other provisions of the New SUNeVision Share Option Scheme, the maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the New SUNeVision Share Option Scheme and any other share option schemes of SUNeVision (including the Existing SUNeVision Share Option Scheme) shall not exceed 30% of the total number of shares in issue from time to time (or such higher percentage as may be allowed under the GEM Listing Rules).

(g) Subject to the provisions of the New SUNeVision Share Option Scheme and the GEM Listing Rules, the SUNeVision Board may when making an offer of grant of an option impose any conditions, restrictions or limitations in relation thereto as it may at its absolute discretion think fit.

(h) (i) The maximum entitlement for any one Participant is that the total number of shares issued and to be issued upon exercise of the options granted to each Participant (including both exercised, cancelled and outstanding options) in any 12-month period shall not exceed 1% of the total number of shares in issue.

(ii) Any further grant of options to a Participant in excess of the 1% limit referred to in sub-paragraph (i) above shall be subject to shareholders' approval in general meeting with such Participant and his associates abstaining from voting. The number of shares subject to the options to be granted and the terms of the options to be granted to such Participants shall be fixed before shareholders' approval and the date of the SUNeVision Board meeting for proposing such further grant should be taken as the date of grant for the purpose of calculating the subscription price. In such a case, SUNeVision shall send to its shareholders a circular containing all such information as may be required under the GEM Listing Rules.

(i) (i) Any grant of options to a Participant who is a director, chief executive, management shareholder or substantial shareholder (each as defined in the GEM Listing Rules) of SUNeVision or their respective associates must be approved by the independent non-executive directors of SUNeVision (excluding independent non-executive director who is the grantee).

(ii) Where the SUNeVision Board proposes to grant any option to a Participant who is a substantial shareholder of SUNeVision or an independent non-executive director of SUNeVision, or any of their respective associates, would result in the shares issued and to be issued upon exercise of all options already granted and to be granted (including options exercised, cancelled and outstanding) to him in the 12-month period up to and including the date of such grant:

(a) representing in aggregate more than 0.1% of the total number of shares in issue; and

(b) having an aggregate value, based on the closing price of the shares at the date of each grant, in excess of HK$5,000,000,

such proposed grant of options must be approved by the shareholders in general meeting. In such a case, SUNeVision shall send to its shareholders a circular containing all such information as may be required under the GEM Listing Rules. All connected persons (as defined in the GEM Listing Rules) of SUNeVision must abstain from voting, except that any connected person may vote against the relevant resolution at the general meeting provided that his intention to do so has been stated in the circular. Any vote taken at the meeting to approve the grant of such options must be taken on a poll.

(j) An option may be exercised in accordance with the terms of the New SUNeVision Share Option Scheme at any time during the option period after the option has been granted by the SUNeVision Board. An option period is a period to be determined by the SUNeVision Board at its absolute discretion and notified by the SUNeVision Board to each grantee as being the period during which an option may be exercised, such period to expire not later than 10 years after the date of the grant of the option. Subject to paragraph (v) below, an option shall lapse automatically and not be exercisable (to the extent not already exercised) on the expiry of the option period.

(k) Unless otherwise determined by the SUNeVision Board and specified in the offer letter to be given to the Participant at the time of the offer of the option, there is neither any performance targets that need to be achieved by the grantee before an option can be exercised nor any minimum period for which an option must be held before the option can be exercised.

(l) An option shall be personal to the grantee and shall not be assignable and no grantee shall in any way sell, transfer, charge, mortgage, encumber or create any interests in favour of any third party over or in relation to any option. Subject to the above, an option shall lapse automatically and not be exercisable (to the extent not already exercised) on the date on which a grantee commits a breach of the foregoing.

(m) If the grantee ceases to be a Participant for any reason other than on his death or the termination of his employment, directorship, office or appointment on one or more of the grounds specified in paragraph (o) below, the grantee may exercise the option up to his entitlement at the date of cessation (to the extent not already exercised) within the period of three months (or such longer period as the SUNeVision Board may determine) following the date of such cessation, which date shall be the last actual working day with the relevant company whether salary is paid in lieu of notice or not, or the last date of office or appointment as director of, as consultant, professional or other advisers to the relevant company, as the case may be.

(n) If the grantee dies before exercising the option in full and none of the events which would be a ground for termination of his employment, directorship, office or appointment under paragraph (o) below arises, the personal representative(s) of the deceased grantee shall be entitled to exercise the option up to the entitlement of such grantee at the date of death (to the extent not already exercised) within a period of twelve months or such longer period as the SUNeVision Board may determine from the date of death. Subject to the above, an option shall lapse automatically and not be exercisable (to the extent not already exercised) on the expiry of the period referred to above.

(o) In cases where the grantee is an associate of a director or chief executive of SUNeVision, an option shall lapse automatically (to the extent not already exercised) on the date on which such director or chief executive ceases to be a director or a chief executive of SUNeVision (as the case may be) by reason of the termination of his directorship or employment on the grounds that he has been guilty of misconduct, or appears either to be unable to pay or have no reasonable prospect to be able to pay debts, or has become insolvent, or has made any arrangements or composition with his creditors generally, or has been convicted of any criminal offence involving his integrity or honesty, in the event of which a resolution of the SUNeVision Board to the effect that the directorship or employment of such a director or chief executive has or has not been terminated on one or more of the grounds specified in this paragraph (o) shall be conclusive; and in such other cases, an option shall lapse automatically (to the extent not already exercised) on the date on which the grantee ceases to be an employee, director, consultant, professional or other adviser or chief executive of the relevant company or substantial shareholder of SUNeVision (as the case may be) by reason of the termination of his employment, directorship, office or appointment on the grounds that he has been guilty of misconduct, or appears either to be unable to pay or have no reasonable prospect to pay debts, or has become insolvent, or has made any arrangements or composition with his creditors generally, or has been convicted of any criminal offence involving his integrity or honesty. In cases where the grantee is an associate of a substantial shareholder of SUNeVision, an option shall lapse automatically (to the extent not already exercised) on the date on which such substantial shareholder ceases to be a substantial shareholder of SUNeVision.

(p) If a compromise or arrangement between SUNeVision and its shareholders or creditors is proposed for the purposes of or in connection with a scheme for the reconstruction of SUNeVision or its amalgamation with any other company or companies, SUNeVision shall give notice thereof to the grantee on the same date as it dispatches the notice which is sent to each Shareholder or creditor of SUNeVision summoning the meeting to consider such a compromise or arrangement, and thereupon the original grantee (or the personal representative(s) of the deceased grantee) may forthwith and until the expiry of the period commencing with such date and ending with the earlier of two months thereafter and the date on which such compromise or arrangement is sanctioned by the Court exercise any of his options whether in full or in part, but the exercise of an option as aforesaid shall be conditional upon such compromise or arrangement being sanctioned by the Court and becoming effective. Upon such compromise or arrangement becoming effective, all options shall lapse except insofar as previously exercised under the New SUNeVision Share Option Scheme. Subject to the above, an option shall lapse automatically and not be exercisable (to the extent not already exercised) on the expiry of the period referred to above.

(q) In the event a notice is given by SUNeVision to its shareholders to convene a shareholders' meeting for the purposes of considering, and if thought fit, approving a resolution to voluntarily wind-up SUNeVision, other than for the purposes of a reconstruction, amalgamation or scheme of arrangement, the Company shall on the same date as or soon after it despatches such notice to convene the shareholders' meeting, give notice thereof to all grantees and thereupon, each original grantee (or the personal representative(s) of the deceased grantee) shall be entitled to exercise all or any of his option at any time not later than two business days prior to the proposed general meeting of SUNeVision by giving notice in writing to SUNeVision, accompanied by a payment for the full amount of the aggregate subscription price for the Shares in respect of which the notice is given, whereupon SUNeVision shall as soon as possible and, in any event, no later than the business day immediately prior to the date of the proposed general meeting referred to above, allot the relevant shares to the grantee credited as fully paid. Subject to the above, an option shall lapse automatically and not be exercisable (to the extent not already exercised) on the expiry of the period referred to above.

(r) In the event a general offer (including any take-over) is made to all the holders of shares (or all such holders other than the offeror and/or any person controlled by the offeror and/or any person acting in association or concert with the offeror) with the terms of the offer having been approved by the holders of not less than nine-tenths in value of the shares comprised in the offer within four months from the date of the offer and the offeror thereafter gives a notice to acquire the remaining shares, the original grantee (or the personal representative(s) of the deceased grantee) may by notice in writing to SUNeVision within 21 days of such notice exercise the option (to the extent which has become exercisable and not already exercised) to its full extent or to the extent specified in such notice. Subject to the above, an option shall lapse automatically and not be exercisable (to the extent not already exercised) on the expiry of the period referred to above.

(s) The shares to be allotted upon the exercise of an option will be subject to all the provisions of the memorandum and articles of association of SUNeVision for the time being in force and will rank pari passu in all respects with the fully paid shares in issue on the date of allotment and issue, and accordingly will entitle the holders to participate in all dividends or other distributions paid or made on or after the date of allotment and issue other than any dividend or other distribution previously declared or recommended or resolved to be paid or made if the record date therefor shall be before the date of allotment and issue. A grantee shall not be entitled to vote in any general meeting of SUNeVision in respect of any of those outstanding options yet to be exercised held by him unless he has exercised his option(s) in accordance with the provisions of the New SUNeVision Share Option Scheme. Once a grantee has exercised his option(s) in accordance with the provisions of the New SUNeVision Share Option Scheme, he shall be entitled to vote in respect of those fully paid Shares allotted to him upon the exercise of his option(s) in accordance with the memorandum and articles of association of SUNeVision for the time being in force.

(t) In the event of any alteration in the capital structure of SUNeVision whilst any option remains exercisable, whether by way of capitalization issue, rights issue, subdivision or consolidation of Shares or reduction of the share capital of SUNeVision, such corresponding alterations must give a grantee the same proportion of the equity capital as that to which that grantee was previously entitled, but no such adjustments may be made to the extent that a share would be issued at less than its nominal value. The issue of securities as consideration in a transaction may not be regarded as a circumstance such adjustment. In respect of any adjustments to be made as aforesaid, other than any made on a capitalisation issue, an independent financial adviser or the auditors for the time being of SUNeVision must confirm to the directors of SUNeVision in writing that such adjustments are fair and reasonable and satisfy the requirements set out herein.

(u) The New SUNeVision Share Option Scheme will remain in force for a period of 10 years commencing on the date on which the New SUNeVision Share Option Scheme is conditionally adopted by resolution of the shareholders of SUNeVision at the SUNeVision AGM.

(v) The SUNeVision Board may, with the consent of the relevant grantee, at any time at its absolute discretion cancel any option granted but not exercised. An option shall lapse automatically and not be exercisable (to the extent not already exercised) on the date on which the option is cancelled by the SUNeVision Board as provided above.

(w) SUNeVision by resolution in general meeting or the SUNeVision Board may at any time terminate the operation of the New SUNeVision Share Option Scheme and in such event no further options will be offered but in all other respects the provisions of the New SUNeVision Share Option Scheme shall remain in full force and effect. Upon termination of the New SUNeVision Share Option Scheme, any outstanding options granted under the New SUNeVision Share Option Scheme shall continue to be subject to the provisions of the New SUNeVision Share Option Scheme and the provisions of Chapter 23 of the GEM Listing Rules.

(x) The provisions of the New SUNeVision Share Option Scheme may be altered in any respect by resolution of the SUNeVision Board except that the definitions of "grantee", "option period" and "Participant" in sub-paragraph 1.1 of the New SUNeVision Share Option Scheme, the provisions of paragraphs and sub-paragraphs 4.1, 5.1, 5.2, 5.3, 6, 7, 8, 9, 10, 11 and 14 of the New SUNeVision Share Option Scheme and all such other matters set out in Rule 23.03 of the GEM Listing Rules cannot be altered to the advantage of the Participants without the prior approval of the Shareholders in general meeting. Any alterations to the terms and conditions of the New SUNeVision Share Option Scheme which are of a material nature or any change to the terms of the options granted must be approved by the shareholders in general meeting, except where the alterations take effect automatically under the existing terms of the New SUNeVision Share Option Scheme. The amended terms of the New SUNeVision Share Option Scheme or the Options must still comply with the relevant requirements of Chapter 23 of the GEM Listing Rules. Any change to the authority of the directors of SUNeVision or scheme administrators in relation to any alteration to the terms of the New SUNeVision Share Option Scheme must be approved by its shareholders in general meeting.

(y) SUNeVision confirms that none of its directors will be trustees of the New SUNeVision Share Option Scheme and accordingly, none of its directors will have any direct or indirect interest in such trustees.

(z) A grant of options may not be made after a price sensitive event has occurred or a price sensitive matter has been the subject of a decision until such price sensitive information has been announced with the requirements of Chapter 16 of the GEM Listing Rules. In particular, during the period commencing one month immediately preceding the earlier of (i) the date of the Board meeting (as such date is first notified to the Stock Exchange in accordance with Rule 17.48 of the GEM Listing Rules) for the approval of SUNeVision's results for any year, half-year period or quarterly period; and (ii) the deadline for the Company to publish announcement of its results for any year, half-year period or quarterly period under Rule 18.49 or 18.53 of the GEM Listing Rules, and ending on the date of the results announcement, no option may be granted.

SUN HUNG KAI PROPERTIES LIMITED

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

NOTICE IS HEREBY GIVEN that the Thirtieth Annual General Meeting of the shareholders of Sun Hung Kai Properties Limited (the "Company") will be held at 53rd Floor, Sun Hung Kai Centre, 30 Harbour Road, Hong Kong on Thursday, 5 December 2002 at 12:30 p.m. for the following purposes:

1. To receive and consider the report of Directors and the audited accounts for the year ended 30 June 2002.

2. To declare the final dividend and special cash dividend.

3. To re-elect Directors and fix their remuneration.

4. To re-appoint auditors and authorise the Directors to fix their remuneration.

As special business, to consider and, if thought fit, to pass the following ordinary resolutions:

5. "**THAT**:

(a) the exercise by the Directors during the Relevant Period of all the powers of the Company to repurchase shares of the Company be and it is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares which may be repurchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Codes on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution;

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company; or

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by its articles of association or by the laws of Hong Kong to be held; or

(iii) the revocation or variation of the authority given to the Directors under this Resolution by passing of an ordinary resolution by the shareholders in general meeting."

6. "**THAT**:

(a) subject to paragraph (c) of this Resolution, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and warrants which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements, options and warrants which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to, (i) a Rights Issue, (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of:

(aa) 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus

(bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly.

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by its articles of association or by the laws of Hong Kong to be held; or

(iii) the revocation or variation of the authority given to the Directors under this Resolution by passing of an ordinary resolution by the shareholders in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or legal or practical problems having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

7. "**THAT** the Directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution No. 6 in the notice convening this Meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

8. To transact any other ordinary business.

By Order of the Board
Lai Ho-kai, Ernest
Company Secretary

Hong Kong, 26 September 2002

Notes:

(1) With reference to Resolutions 5, 6 and 7 set out in the Notice of the Annual General Meeting, the Directors wish to state that they have no immediate plans to repurchase any existing shares or to issue any new shares or warrants pursuant to the relevant mandate.

(2) The Register of Members will be closed from Thursday, 28 November 2002 to Thursday, 5 December 2002 (both days inclusive). In order to establish entitlements to the proposed final dividend and special cash dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Wednesday, 27 November 2002.

(3) Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company. All proxies must be deposited with the Share Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for the meeting.

SUN HUNG KAI PROPERTIES LIMITED

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

NOTICE IS HEREBY GIVEN that the extraordinary general meeting of the shareholders of Sun Hung Kai Properties Limited (the "Company") will be held at 53rd Floor, Sun Hung Kai Centre, 30 Harbour Road, Hong Kong on Thursday, 5 December 2002 immediately after the close of the annual general meeting of the Company to be held at the same place and on the same date at 12:30 p.m. for the purpose of considering, if thought fit, passing the following resolutions:—

SPECIAL RESOLUTION

1. "**THAT** the regulations contained in the document marked "A" produced to the meeting and, for the purpose of identification, signed by the Chairman hereof, be and are hereby adopted as the articles of association of the Company to the exclusion of and in substitution for all the existing articles of association of the Company."

ORDINARY RESOLUTIONS

2. "**THAT** conditional upon The Stock Exchange of Hong Kong Limited granting approval of the listing of and permission to deal in the shares falling to be issued pursuant to the exercise of any options granted under the share option scheme referred to in the circular dispatched to the shareholders on the same day as this Notice, the terms of which are set out in the printed document marked "B" now produced to the Meeting and for the purpose of identification signed by the Chairman hereof (the "New SHKP Share Option Scheme"), the New SHKP Share Option Scheme be approved and adopted to be the share option scheme for the Company and that the directors of the Company be authorised to grant options thereunder and to allot and issue shares pursuant to the New SHKP Share Option Scheme and take all such steps as may be necessary or desirable to implement the New SHKP Share Option Scheme."

3. "**THAT** the share option scheme of SUNeVision Holdings Limited ("SUNeVision") referred to in the circular dispatched to the shareholders on the same day as this Notice, the terms of which are set out in the printed document marked "C" now produced to the Meeting and for the purpose of identification signed by the Chairman hereof (the "New SUNeVision Share Option Scheme"), the New SUNeVision Share Option Scheme be approved and adopted to be the share option scheme for SUNeVision."

4. "**THAT** conditional upon the resolution numbered (2) referred to as ordinary resolution in this Notice being passed and becoming unconditional, the existing share option scheme of the Company which was adopted by the Company on 20 November 1997 be terminated with effect from the date on which such resolution shall become unconditional."

5. "**THAT** conditional upon the resolution numbered (3) referred to as ordinary resolution in this Notice being passed and becoming unconditional, the existing share option scheme of SUNeVision which was adopted by SUNeVision on 29 February 2000 be terminated with effect from the date on which such resolution shall become unconditional."

By Order of the Board
Lai Ho-kai, Ernest
Company Secretary

Hong Kong, 31 October 2002

Notes:

(1) The Register of Members will be closed from Thursday, 28 November 2002 to Thursday, 5 December 2002 (both days inclusive). In order to establish entitlements to attend and vote at the meeting, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4 p.m. on Wednesday, 27 November 2002.

(2) Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company. All proxies must be deposited at the Company's Share Registrars, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for the holding of the meeting, or adjourned meeting or the taking of the poll, as the case may be.

(3) Completion and delivery of the form of proxy will not preclude you from attending and voting at the meeting if you so wish.

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